UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 23, 2017

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Consolidated financial statements

Year ended December 31, 2016

This document is a free translation into English of the yearly financial report prepared in French and is provided solely for the convenience of English speaking readers.

ORANGE / 2016 Consolidated financial statements - 1[Back to contents]

Table of contents

Financial statements

Consolidated income statement

Consolidated statement of comprehensive income

Consolidated statement of financial position

Consolidated statements of changes in shareholders' equity

Analysis of changes in shareholders' equity related to components of the other comprehensive income

Consolidated statement of cash flows

Notes to the consolidated financial statements

NOTE 1     Segment information

1.1     Segment revenues

1.2     Segment revenues to segment reported EBITDA

1.3     Segment reported EBITDA to segment operating income and segment investments

1.4     Segment assets

1.5     Segment equity and liabilities

1.6     Simplified statement of cash flows on telecommunication and banking activities

1.7     Contribution of telecom activities and Orange Bank to the assets and liabilities of the Group

1.8     Transition from adjusted EBITDA to reported EBITDA

NOTE 2     Description of business and basis of preparation of the consolidated financial statements

2.1     Description of business

2.2     Basis of preparation of the 2016 consolidated financial statements

2.3     Changes to the presentation of consolidated financial statements

2.4     Standards and interpretations compulsory after December 31, 2016 and which the Group did not early apply

2.5     Use of estimates and judgment

NOTE 3     Gains and losses on disposal and main changes in scope of consolidation

3.1     Gains (losses) on disposal of securities and businesses

3.2     Main changes in the scope of consolidation

NOTE 4     Sales

4.1     Revenues

4.2     Other operating income

4.3     Trade receivables

4.4     Deferred income

4.5     Other assets

4.6     Related party transactions

NOTE 5     Purchases and other expenses

5.1     External purchases

5.2     Other operating expenses

5.3     Restructuring and integration costs

5.4     Broadcasting rights and equipment inventories

5.5     Prepaid expenses

5.6     Trade payables

5.7     Other liabilities

5.8     Related party transactions

NOTE 6     Employee benefits

6.1     Labor expenses

6.2     Employee benefits

6.3     Share-based payment

6.4     Executive compensation

NOTE 7     Goodwill

7.1     Impairment loss

7.2     Goodwill

7.3     Key assumptions used to determine recoverable amounts

7.4     Sensitivity of recoverable amounts

NOTE 8     Other intangible assets and property, plant and equipment

8.1     Depreciation and amortization

8.2     Impairment of fixed assets

8.3     Other intangible assets

8.4     Property, plant and equipment

8.5     Fixed asset payables

8.6     Current provisions for dismantling

NOTE 9     Taxes

9.1     Operating taxes and levies

9.2     Income tax

NOTE 10   Interests in associates and joint ventures

NOTE 11   Financial assets, liabilities and financial result (excluding Orange Bank)

11.1   Financial assets and liabilities of telecom activities

11.2   Profit and losses related to financial assets and liabilities (excluding Orange Bank)

11.3   Net financial debt

11.4   TDIRA

11.5   Bonds

11.6   Bank loans and from development organizations and multilateral lending institutions

11.7   Financial assets (excluding Orange Bank)

11.8   Derivatives (excluding Orange Bank)

NOTE 12   Information on market risk and fair value of financial assets and liabilities (excluding Orange Bank)

12.1   Interest rate risk management

12.2   Foreign exchange risk management

12.3   Liquidity risk management

12.4   Management of covenants

12.5   Credit risk and counterparty risk management

12.6   Equity market risk

12.7   Capital management

12.8   Fair value of financial assets and liabilities (excluding Orange Bank)

NOTE 13   Shareholders' equity

13.1   Changes in share capital

13.2   Treasury shares

13.3   Dividends

13.4   Subordinated notes

13.5   Translation adjustment

13.6   Non-controlling interests

13.7   Earnings per share

NOTE 14   Unrecognized contractual commitments excluding Orange Bank

14.1   Commitments related to operating activities

14.2   Consolidation scope commitments

14.3   Financing commitments

NOTE 15   Activities of Orange Bank

15.1   Financial assets and liabilities of Orange Bank

15.2   Information on market risk management with respect to Orange Bank operations

15.3   Orange Bank's unrecognized contractual commitments

NOTE 16   Litigation

16.1   Litigation in France

16.2   Litigation in Europe

16.3   Litigation in the Middle East and Africa

16.4   Litigation related to banking activities

16.5   Other Group litigation

NOTE 17   Subsequent events

NOTE 18   Main consolidated entities

NOTE 19   Fees paid to statutory auditors

The accompanying notes are an integral part of the consolidated financial statements.

The accounting principles are split within each note in gray areas.

ORANGE / 2016 Consolidated financial statements - 2[Back to contents]

Consolidated income statement

(in millions of euros, except for per share data)	Note	2016	2015	2014
Revenues	4.1	40,918	40,236	39,445
External purchases	5.1	(18,281)	(17,697)	(17,251)
Other operating income	4.2	739	642	714
Other operating expense	5.2	(543)	(1,069)	(856)
Labor expenses	6.1	(8,866)	(9,058)	(9,096)
Operating taxes and levies	9.1.1	(1,808)	(1,783)	(1,795)
Gains (losses) on disposal of investments and activities	3.1	59	178	390
Restructuring and integration costs	5.3	(499)	(172)	(439)
Depreciation and amortization	8.1	(6,728)	(6,465)	(6,038)
Effects resulting from business combinations	3.2	97	6	-
Reclassification of translation adjustment from liquidated entities		14	-	-
Impairment of goodwill	7.1	(772)	-	(229)
Impairment of fixed assets	8.2	(207)	(38)	(59)
Share of profits (losses) of associates and joint ventures	10	(46)	(38)	(215)
Operating income		4,077	4,742	4,571
Cost of gross financial debt	11.2	(1,407)	(1,597)	(1,653)
Gains (losses) on assets contributing to net financial debt	11.2	23	39	62
Foreign exchange gains (losses)	11.2	(149)	1	22
Other net financial expenses	11.2	(31)	(26)	(69)
Effects resulting from BT stake	11.7	(533)	-	-
Finance costs, net		(2,097)	(1,583)	(1,638)
Income tax	9.2.1	(970)	(649)	(1,573)
Consolidated net income of continuing operations		1,010	2,510	1,360
Consolidated net income of discontinued operations (EE)	3.2	2,253	448	(135)
Consolidated net income		3,263	2,958	1,225
Net income attributable to owners of the parent		2,935	2,652	925
Non-controlling interests	13.6	328	306	300
Earnings per share (in euros) attributable to parent company	13.7
Net income of continuing operations
• basic		0.19	0.76	0.36
• diluted		0.19	0.75	0.36
Net income of discontinued operations
• basic		0.85	0.17	(0.05)
• diluted		0.85	0.17	(0.05)
Net income
• basic		1.04	0.93	0.31
• diluted		1.04	0.92	0.31

ORANGE / 2016 Consolidated financial statements - 3[Back to contents]

Consolidated statement of comprehensive income

(in millions of euros)	Note	2016	2015	2014
Consolidated net income		3,263	2,958	1,225
Remeasurements of the net defined benefit liability	6.2	(80)	53	(150)
Income tax relating to items that will not be reclassified	9.2.2	20	(15)	29
Share of other comprehensive income in associates and joint ventures that will not be reclassified	10	(0)	(2)	2
Items that will not be reclassified to profit or loss (a)		(60)	36	(119)
Assets available for sale	11.7-15.1	(4)	15	(26)
Cash flow hedges	11.8.2	(364)	538	(273)
Net investment hedges	11.8	-	-	(85)
Translation adjustment gains and losses	13.5	(227)	77	285
Income tax relating to items that are or may be reclassified	9.2.2	123	(187)	122
Items that are or may be reclassified subsequently to profit or loss (b)		(472)	443	23
Other comprehensive income from continuing operations (a) + (b)		(532)	479	(96)
Remeasurements of the net defined benefit liability in associates and joint ventures		52	-	(34)
Income tax relating to items that are not reclassified in associates and joint venture		(4)	-	5
Items that are not reclassified to profit or loss (c)	10	48	-	(29)
Translation adjustment gains and losses	13.5	(836)	-	387
Net Investment hedges	11.8	65	-	-
Net Investment hedges in associates and joint ventures	10	-	-	(1)
Cash flow hedges in associates and joint ventures	10	(5)	-	2
Income tax relating to items that are reclassified	9.2.2	(22)	-	-
Items that are reclassified subsequently to profit or loss (d)		(798)	-	388
Other comprehensive income of discontinued operations (EE) (c) + (d)		(750)	-	359
Other consolidated comprehensive income (a) + (b) + (c) + (d)		(1,282)	479	263
Consolidated comprehensive income		1,981	3,437	1,488
Comprehensive income attributable of the parent company		1,669	3,104	1,162
Comprehensive income attributable to non-controlling interests		312	333	326

ORANGE / 2016 Consolidated financial statements - 4[Back to contents]

Consolidated statement of financial position

(in millions of euros)	Note	December 31, 2016	December 31, 2015	December 31, 2014
Assets
Goodwill	7.2	27,156	27,071	24,784
Other Intangible assets	8.3	14,602	14,327	11,811
Property, plant and equipment	8.4	25,912	25,123	23,314
Interests in associates and joint ventures	10	130	162	603
Non-current loans and advances of Orange Bank	15.1	1,025	-	-
Non-current financial assets	1.7	3,882	835	4,232
Non-current derivatives assets	1.7	915	1,297	579
Other non-current assets	4.5	106	85	76
Deferred tax assets	9.2.3	2,116	2,430	2,817
Total non-current assets		75,844	71,330	68,216
Inventories	5.4	819	763	709
Trade receivables	4.3	4,964	4,876	4,612
Current loans and advances of Orange Bank	15.1	2,066	-	-
Current financial assets	1.7	1,862	1,283	245
Current derivatives assets	1.7	57	387	48
Other current assets	4.5	1,073	983	677
Operating taxes and levies receivables	9.1.2	918	893	890
Current tax assets	9.2.3	170	163	132
Prepaid expenses	5.5	540	495	392
Cash and cash equivalent	1.7	6,355	4,469	6,758
Total current assets		18,824	14,312	14,463
Assets held for sale (1)		-	5,788	5,725
Total assets		94,668	91,430	88,404

Equity and liabilities
Share capital		10,640	10,596	10,596
Share premiums and statutory reserve		16,859	16,790	16,790
Subordinated notes		5,803	5,803	5,803
Retained earnings		(2,614)	(2,282)	(3,630)
Equity attributable to the owners of the parent		30,688	30,907	29,559
Non controlling interest		2,486	2,360	2,142
Total equity	13	33,174	33,267	31,701
Non-current financial liabilities	1.7	28,909	29,528	29,482
Non-current derivatives liabilities	1.7	578	252	721
Non-current fixed assets payable	8.5	907	1,004	564
Non-current debts related to Orange Bank activities	15.1	518	-	-
Non-current employee benefits	6.2	3,029	3,142	3,239
Non-current provisions for dismantling	8.6	716	715	712
Non-current restructuring provisions	5.3	185	225	336
Other non-current liabilities	5.7	608	792	677
Deferred tax liabilities	9.2.3	658	879	957
Total non-current liabilities		36,108	36,537	36,688
Current financial liabilities	1.7	4,759	4,536	4,891
Current derivatives liabilities	1.7	50	131	169
Current fixed assets payable	8.5	2,800	2,728	1,791
Trade payables	5.6	6,211	6,227	5,775
Current debts related to Orange Bank activities	15.1	3,846	-	-
Current employee benefits	6.2	2,266	2,214	1,984
Current provisions for dismantling	8.6	21	18	21
Current restructuring provisions	5.3	190	189	162
Other current liabilities	5.7	1,530	1,695	1,294
Operating taxes and levies payables	9.1.2	1,241	1,318	1,288
Current tax payables	9.2.3	338	434	684
Deferred income	4.4	2,134	2,136	1,956
Total current liabilities		25,386	21,626	20,015
Liabilities related to assets held for sale (1)		-	-	-
Total equity and liabilities		94,668	91,430	88,404

(1) Telkom Kenya and EE in 2015 and EE in 2014.
ORANGE / 2016 Consolidated financial statements - 5[Back to contents]

Consolidated statements of changes in shareholders' equity

(in millions of euros)	Note	Attributable to owners of the parent company							Attributable to non-controlling interests			Total equity
		Number of issued shares	Share capital	Share premiums and statutory reserve	Subordinated notes	Reserves	Other comprehensive income	Total	Res- erves	Other comprehensive income	Total
Balance at January 1, 2014		2,648,885,383	10,596	16,790	-	(3,210)	173	24,349	1,763	222	1,985	26,334
Consolidated comprehensive income		-	-	-	-	925	237	1,162	300	26	326	1,488
Share-based compensation	6.3	-	-	-	-	170	-	170	3	-	3	173
Purchase of treasury shares	13.2	-	-	-	-	109	-	109	-	-	-	109
Dividends	13.3	-	-	-	-	(1,846)	-	(1,846)	(294)	-	(294)	(2,140)
Subordinated notes issuance	13.4	-	-	-	5,803	(88)	-	5,715	-	-	-	5,715
Changes in ownership interests with no gain/loss of control	3.2	-	-	-	-	(59)	-	(59)	44	-	44	(15)
Changes in ownership interests with gain/loss of control	3.2	-	-	-	-	(64)	-	(64)	72	-	72	8
Other movements		-	-	-	-	23	-	23	6	-	6	29
Balance at December 31, 2014		2,648,885,383	10,596	16,790	5,803	(4,040)	410	29,559	1,894	248	2,142	31,701
Consolidated comprehensive income		-	-	-	-	2,652	452	3,104	306	27	333	3,437
Share-based compensation	6.3	-	-	-	-	4	-	4	6	-	6	10
Purchase of treasury shares	13.2	-	-	-	-	0	-	0	-	-	-	0
Dividends	13.3	-	-	-	-	(1,589)	-	(1,589)	(304)	-	(304)	(1,893)
Subordinated notes remuneration	13.4	-	-	-	-	(272)	-	(272)	-	-	-	(272)
Changes in ownership interests with no gain/loss of control	3.2	-	-	-	-	24	-	24	4	-	4	28
Changes in ownership interests with gain/loss of control	3.2	-	-	-	-	-	-	-	185	-	185	185
Other movements		-	-	-	-	77	-	77	(6)	-	(6)	71
Balance at December 31, 2015		2,648,885,383	10,596	16,790	5,803	(3,144)	862	30,907	2,085	275	2,360	33,267
Consolidated comprehensive income		-	-	-	-	2,935	(1,266)	1,669	328	(16)	312	1,981
Capital increase	13.1	11,171,216	44	69	-	-	-	113	-	-	-	113
Share-based compensation	6.3	-	-	-	-	52	-	52	6	-	6	58
Purchase of treasury shares	13.2	-	-	-	-	3	-	3	2	-	2	5
Dividends	13.3	-	-	-	-	(1,596)	-	(1,596)	(259)	-	(259)	(1,855)
Subordinated notes remuneration	13.4	-	-	-	-	(291)	-	(291)	-	-	-	(291)
Changes in ownership interests with no gain/loss of control	3.2	-	-	-	-	(94)	-	(94)	72	-	72	(22)
Changes in ownership interests with gain/loss of control	3.2	-	-	-	-	70	-	70	(13)	-	(13)	57
Other movements		-	-	-	-	(145)	-	(145)	6	-	6	(139)
Balance at December 31, 2016		2,660,056,599	10,640	16,859	5,803	(2,210)	(404)	30,688	2,227	259	2,486	33,174
ORANGE / 2016 Consolidated financial statements - 6[Back to contents]

Analysis of changes in shareholders' equity related to components of the other comprehensive income

	Attributable to owners of the parent							Attributable to non-controlling interests						Total other comprehensive income
	Assets available for sale	Hedging instruments	Transla-tion adjustment	Actuarial gains and losses	Deferred tax	Other comprehensive income of associates and joint ventures (1)	Total	Assets avail-able for sale	Hedging instruments	Translation adjustment	Actuarial gains and losses	Deferred tax	Total
Balance at January 1, 2014	47	(127)	512	(374)	161	(46)	173	-	(3)	240	(22)	7	222	395
Variation	(26)	(360)	640	(142)	151	(26)	237	-	2	32	(8)	(0)	26	263
Balance at December 31, 2014	21	(487)	1,152	(516)	312	(72)	410	-	(1)	272	(30)	7	248	658
Variation	15	539	60	36	(196)	(2)	452	-	(1)	17	17	(6)	27	479
Balance at December 31, 2015	36	52	1,212	(480)	116	(74)	862	-	(2)	289	(13)	1	275	1,137
Variation	(2)	(301)	(1,049)	(77)	120	43	(1,266)	(2)	2	(14)	(3)	1	(16)	(1,282)
Balance at December 31, 2016	34	(249)	163	(557)	236	(31)	(404)	(2)	-	275	(16)	2	259	(145)

(1) Associates and joint ventures: amounts excluding translation adjustment.
ORANGE / 2016 Consolidated financial statements - 7[Back to contents]

Consolidated statement of cash flows

(in millions of euros)	Note	2016	2015	2014
Operating activities
Consolidated net income		3,263	2,958	1,225
Adjustments to reconcile net income (loss) to funds generated from operations
Operating taxes and levies	9.1	1,808	1,783	1,795
Gains (losses) on disposal of investments and activities	3.1	(59)	(178)	(390)
Others gains (losses) on assets disposal		(132)	(57)	(40)
Depreciation and amortization	8.1	6,728	6,465	6,038
Change in provisions	4-5-6-8	(159)	28	340
Remeasurement to fair value of previously held equity interests	3.2	(97)	(6)	-
Reclassification of cumulative translation adjustment from liquidated entities		(14)	-	-
Impairment of goodwill	7.1	772	-	229
Impairment of non-current assets	8.2	207	38	59
Share of profits (losses) of associates and joint ventures	10	46	38	215
Net income after tax of discontinued operations (EE)	3.2	(2,253)	(448)	135
Operational net foreign exchange and derivatives		44	17	1
Finance costs, net	11.2	2,097	1,583	1,638
Income tax	9.2	970	649	1,573
Share-based compensation	6.1	61	9	78
Changes in working capital
Decrease (increase) in inventories, gross		(62)	(48)	(73)
Decrease (increase) in trade receivables, gross		113	52	(196)
Increase (decrease) in trade payables		85	86	140
Changes in other assets and liabilities (1)		(564)	185	(107)
Decrease (increase) of operating activities related to Orange Bank activities		(203)	-	-
Other net cash out
Operating taxes and levies paid	9.1	(1,897)	(1,749)	(1,737)
Dividends received other than from EE		63	23	25
Dividends received from EE	3.2	173	446	336
Interest paid and interest rates effects on derivatives, net		(1,334)	(1,620)	(1,724)
Income tax paid	9.2.3	(906)	(727)	(758)
Net cash provided by operating activities (a)		8,750	9,527	8,802
o/w discontinued operations (EE)	3.2	208	535	468
Investing activities
Purchases (sales) of property, plant and equipment and intangible assets
Purchases of property, plant and equipment and intangible assets (2)	8.3-8.4	(8,492)	(7,771)	(6,111)
Increase (decrease) in fixed assets payables		32	1,239	98
Proceeds from sales of property, plant and equipment and intangible assets		145	91	74
Cash paid for investment securities, net of cash acquired
Liberia	3.2	(122)	-	-
Democratic Republic of the Congo	3.2	(178)	-	-
Burkina Faso	3.2	(515)	-	-
Sierra Leone	3.2	(305)	-	-
Jazztel	3.2	-	(3,306)	-
Médi Telecom	3.2	-	(80)	-
Others		(69)	(69)	(44)
Investments in associates and joint ventures		(17)	-	(4)
Others purchases of assets available for sale		(12)	-	-
Purchases of equity securities measured at fair value		(1)	(10)	(7)
Proceeds from sales of investment securities, net of cash transferred
EE	3.2	4,481	-	-
Dailymotion	3.2	-	238	-
Orange Dominicana	3.2	-	-	771
Others		107	59	305
Decrease (increase) in securities and other financial assets
Investments at fair value, excluding cash equivalents		(501)	389	(33)
Purchase of monetary financial securities in connection with the offer on Jazztel (3)	3.2	-	-	(1,400)
Others (4)		568	(186)	(1)
Net cash used in investing activities (b)		(4,879)	(9,406)	(6,352)
o/w discontinued operations (EE)	3.2	4,481	-	-
ORANGE / 2016 Consolidated financial statements - 8[Back to contents]

(in millions of euros)	Note	2016	2015	2014
Financing activities
Long-term debt issuances	11.5-11.6	3,411	817	1,460
Long-term debt redemptions and repayments	11.5-11.6	(2,694)	(4,412)	(5,101)
Increase (decrease) of bank overdrafts and short-term borrowings		134	(101)	(892)
Decrease (increase) of cash collateral deposits		(884)	1,809	602
Exchange rates effects on derivatives, net		201	320	91
Subordinated notes issuance, net of premium and fees	13.4	-	-	5,715
Coupon on subordinated notes issuance	13.4	(291)	(272)	-
Proceeds (purchases) from treasury shares	13.2	6	(1)	55
Employees shareholding plans	6.3	-	32	70
Capital increase (decrease) - owners of the parent company	13.1	113	-	-
Changes in ownership interests with no gain / loss of control
Egypt	3.2	-	(210)	-
Others		(24)	(11)	(14)
Dividends paid to owners of the parent company	13.3	(1,596)	(1,589)	(1,846)
Dividends paid to non-controlling interests	13.6	(259)	(306)	(294)
Net cash used in financing activities (c)		(1,883)	(3,924)	(154)
o/w discontinued operations (EE)	3.2	(220)	(16)	2
Net change in cash and cash equivalents (a) + (b) + (c)		1,988	(3,803)	2,296

Net change in cash and cash equivalents
Cash and cash equivalents - opening balance		4,469	6,758	5,934
o/w continuing operations		4,469	6,758	5,916
o/w discontinued operations		-	-	18
Cash change in cash and cash equivalents		1,988	(3,803)	2,296
Non-cash change in cash and cash equivalents		(102)	1,514	(1,472)
Monetary financial securities in connection with the offer on Jazztel (3)	3.2	-	1,501	(1,501)
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects		(102)	13	29
Cash and cash equivalents - closing balance		6,355	4,469	6,758

(1) Excluding operating tax receivables and payables. In 2016, the variance is mainly due to the payment of the amend for the Enterprises Market litigation for (350) million euros.

(2) Investments in property, plant, equipment and intangible assets financed through finance leases amounting to 91 million euros (43 million euros at December 31, 2015 and 87 million euros at December 31, 2014) have no impact on the statement of cash flows at the time of acquisition.

(3) In connection with the offer on Jazztel, the Group pledged monetary financial securities for 2,9 billion euros (see Note 3.2), of which 1,4 billion euros for current financial assets and 1,5 billion euros for cash and cash equivalents (reclassified in non-current financial assets). In 2015, the pledge has been released. One impact of this operation on the cash flow statement is a non-cash change in cash and cash equivalents of 1,5 billion euros, related to the cancelling of the cash and cash equivalent transfer, initially pledged into non-current financial assets.

(4) Concerns mainly derivative instruments allowing the Group to cover its investments valued in pound sterling. The evolution is mostly due to the pound sterling’s depreciation against the euro in 2016.

ORANGE / 2016 Consolidated financial statements - 9[Back to contents]

NOTE 1         Segment information

1.1        Segment revenues

(in millions of euros)	France
		Spain	Poland	Belgium & Luxembourg

2016
Revenues (1)	18,969	5,014	2,644	1,242
Mobile services	7,207	2,630	1,222	1,021
Mobile equipment sales	775	508	249	122
Fixed services	10,403	1,872	1,068	73
Other revenues	584	4	105	26
Voice services	-	-	-	-
Data services	-	-	-	-
IT and integration services	-	-	-	-
International Carriers	-	-	-	-
Shared services	-	-	-	-
external	18,260	4,978	2,611	1,225
inter-operating segments	709	36	33	17

2015
Revenues (1)	19,141	4,253	2,831	1,235
Mobile services	7,507	2,403	1,314	1,006
Mobile equipment sales	730	470	154	128
Fixed services	10,327	1,375	1,215	80
Other revenues	577	5	148	21
Voice services	-	-	-	-
Data services	-	-	-	-
IT and integration services	-	-	-	-
International Carriers	-	-	-	-
Shared services	-	-	-	-
external	18,402	4,215	2,800	1,220
inter-operating segments	739	38	31	15

2014
Revenues (1)	19,304	3,876	2,918	1,249
Mobile services	7,675	2,492	1,365	1,019
Mobile equipment sales	601	489	102	131
Fixed services	10,535	888	1,319	92
Other revenues	493	7	132	7
Voice services	-	-	-	-
Data services	-	-	-	-
IT and integration services	-	-	-	-
International Carriers	-	-	-	-
Shared services	-	-	-	-
external	18,536	3,842	2,883	1,234
inter-operating segments	768	34	35	15

(1) Description of product lines presented in Note 4.1.

(2) Including, in 2016, revenues of 4,248 million euros in France, 27 million euros in Spain, 17 million euros in Poland, 439 million euros in other European countries and 1,667 million euros in other countries.

Including, in 2015, revenues of 4,232 million euros in France, 26 million euros in Spain, 16 million euros in Poland, 592 million euros in other European countries and 1,539 million euros in other countries.

Including, in 2014, revenues of 4,362 million euros in France, 28 million euros in Spain, 15 million euros in Poland, 597 million euros in other European countries and 1,297 million euros in other countries.

(3) Including revenues of 1,711 million euros in France in 2016. Including revenues of 1,812 million euros in France in 2015. Including revenues of 1,790 million euros in France in 2014.
ORANGE / 2016 Consolidated financial statements - 10[Back to contents]

		Europe	Africa & Middle-East	Enterprise (2)	International Carriers & Shared Services (3)	Eliminations	Orange consolidated financial statements
Central European countries	Eliminations Europe	Total

1,648	(7)	10,541	5,245	6,398	1,812	(2,047)	40,918
1,344	(6)	6,211	4,331	-	-	-	-
122	-	1,001	79	-	-	-	-
134	(1)	3,146	754	-	-	-	-
48	-	183	81	-	-	-	-
-	-	-	-	1,502	-	-	-
-	-	-	-	2,837	-	-	-
-	-	-	-	2,059	-	-	-
-	-	-	-	-	1,527	-	-
-	-	-	-	-	285	-	-
1,629	-	10,443	4,971	6,044	1,200	-	40,918
19	(7)	98	274	354	612	(2,047)	-

1,648	(4)	9,963	4,899	6,405	1,915	(2,087)	40,236
1,358	(3)	6,078	3,953	-	-	-	-
115	-	867	78	-	-	-	-
130	(1)	2,799	770	-	-	-	-
45	-	219	98	-	-	-	-
-	-	-	-	1,528	-	-	-
-	-	-	-	2,959	-	-	-
-	-	-	-	1,918	-	-	-
-	-	-	-	-	1,555	-	-
-	-	-	-	-	360	-	-
1,626	-	9,861	4,601	6,055	1,317	-	40,236
22	(4)	102	298	350	598	(2,087)	-

1,760	(4)	9,799	4,286	6,299	1,894	(2,137)	39,445
1,489	(2)	6,363	3,336	-	-	-	-
101	-	823	74	-	-	-	-
125	-	2,424	789	-	-	-	-
45	(2)	189	87	-	-	-	-
-	-	-	-	1,613	-	-	-
-	-	-	-	2,900	-	-	-
-	-	-	-	1,786	-	-	-
-	-	-	-	-	1,523	-	-
-	-	-	-	-	371	-	-
1,727	-	9,686	3,985	5,935	1,303	-	39,445
33	(4)	113	301	364	591	(2,137)	-

ORANGE / 2016 Consolidated financial statements - 11[Back to contents]

1.2        Segment revenues to segment reported EBITDA

(in millions of euros)	France						Europe
		Spain	Poland	Belgium & Luxembourg	Central European countries	Elimina-tions Europe	Total

2016
Revenues	18,969	5,014	2,644	1,242	1,648	(7)	10,541
External purchases	(7,141)	(3,156)	(1,475)	(805)	(937)	15	(6,358)
Other operating income	942	127	61	33	58	(8)	271
Other operating expenses	(487)	(203)	(60)	(6)	(58)	-	(327)
Labor expenses	(4,149)	(249)	(375)	(130)	(148)	-	(902)
Operating taxes and levies	(1,000)	(184)	(70)	(18)	(9)	-	(281)
Gains (losses) on disposal	-	-	-	-	-	-	-
Restructuring costs	-	-	-	-	-	-	-
Adjusted EBITDA (1)	7,134	1,349	725	316	554	-	2,944
Significant litigations	-	-	-	-	-	-	-
Specific labor expenses	(435)	-	-	-	-	-	-
Investments and businesses portfolio review	-	-	-	17	(17)	-	-
Restructuring and integration costs	(166)	(127)	-	(16)	-	-	(143)
Other special items	-	-	-	-	-	-	-
Reported EBITDA (1)	6,533	1,222	725	317	537	-	2,801

2015
Revenues	19,141	4,253	2,831	1,235	1,648	(4)	9,963
External purchases	(7,202)	(2,736)	(1,501)	(793)	(925)	12	(5,943)
Other operating income	932	107	75	7	44	(8)	225
Other operating expenses	(565)	(163)	(72)	-	(60)	-	(295)
Labor expenses	(4,274)	(235)	(419)	(134)	(139)	-	(927)
Operating taxes and levies	(957)	(158)	(72)	(39)	(14)	-	(283)
Gains (losses) on disposal	-	-	-	-	-	-	-
Restructuring costs	-	-	-	-	-	-	-
Adjusted EBITDA (1)	7,075	1,068	842	276	554	-	2,740
Significant litigations	(23)	-	-	54	-	-	54
Specific labor expenses	(472)	-	10	-	-	-	10
Investments and businesses portfolio review	1	-	(1)	-	(8)	-	(9)
Restructuring and integration costs	(99)	(22)	(31)	(9)	-	-	(62)
Reported EBITDA (1)	6,482	1,046	820	321	546	-	2,733

2014
Revenues	19,304	3,876	2,918	1,249	1,760	(4)	9,799
External purchases	(7,396)	(2,516)	(1,461)	(810)	(934)	7	(5,714)
Other operating income	977	96	87	32	38	(3)	250
Other operating expenses	(557)	(147)	(95)	(16)	(58)	-	(316)
Labor expenses	(4,362)	(205)	(448)	(136)	(148)	-	(937)
Operating taxes and levies	(977)	(146)	(79)	(45)	(21)	-	(291)
Gains (losses) on disposal	-	-	-	-	-	-	-
Restructuring costs	-	-	-	-	-	-	-
Adjusted EBITDA (1)	6,989	958	922	274	637	-	2,791
Significant litigations	-	-	-	-	(32)	-	(32)
Specific labor expenses	(419)	-	-	-	-	-	-
Investments and businesses portfolio review	1	-	71	-	280	-	351
Restructuring and integration costs	(61)	-	1	(19)	-	-	(18)
Reported EBITDA (1)	6,510	958	994	255	885	-	3,092

(1) Report to Note 1.8 for the adjustments of the EBITDA.

(2) Presentation adjustments allow the reallocation of the lines of specific items identified in the segment information to the operating revenue and expense lines presented in the consolidated income statement.

ORANGE / 2016 Consolidated financial statements - 12[Back to contents]

Africa & Middle-East	Enterprise	International Carriers & Shared Services	Elimination telecom activities	Total telecom activities	Orange Bank	Eliminations telecom activities / bank	Total	Presentation adjust-ments (2)	Orange consolidated financial statements

5,245	6,398	1,812	(2,047)	40,918	-	-	40,918	-	40,918
(2,575)	(3,381)	(2,943)	4,133	(18,265)	(16)	-	(18,281)	-	(18,281)
124	154	2,445	(3,224)	712	20	-	732	7	739
(270)	(438)	(68)	1,138	(452)	(2)	-	(454)	(89)	(543)
(460)	(1,608)	(1,207)	-	(8,326)	(14)	-	(8,340)	(526)	(8,866)
(406)	(111)	(95)	-	(1,893)	-	-	(1,893)	85	(1,808)
-	-	-	-	-	-	-	-	59	59
-	-	-	-	-	-	-	-	(499)	(499)
1,658	1,014	(56)	-	12,694	(12)	-	12,682	(963)	-
-	-	10	-	10	-	-	10	(10)	-
-	(17)	(73)	-	(525)	-	-	(525)	525	-
16	47	(4)	-	59	-	-	59	(59)	-
(36)	(74)	(80)	-	(499)	-	-	(499)	499	-
-	-	(8)	-	(8)	-	-	(8)	8	-
1,638	970	(211)	-	11,731	(12)	-	11,719	-	11,719

4,899	6,405	1,915	(2,087)	40,236			40,236	-	40,236
(2,335)	(3,714)	(3,022)	4,519	(17,697)			(17,697)	-	(17,697)
58	148	2,466	(3,241)	588			588	54	642
(179)	(174)	(36)	809	(440)			(440)	(629)	(1,069)
(418)	(1,614)	(1,253)	-	(8,486)			(8,486)	(572)	(9,058)
(358)	(119)	(66)	-	(1,783)			(1,783)	-	(1,783)
-	-	-	-	-			-	178	178
-	-	-	-	-			-	(172)	(172)
1,667	932	4	-	12,418			12,418	(1,141)	-
-	-	(481)	-	(450)			(450)	450	-
-	(29)	(81)	-	(572)			(572)	572	-
(123)	22	162	-	53			53	(53)	-
(15)	(27)	31	-	(172)			(172)	172	-
1,529	898	(365)	-	11,277			11,277	-	11,277

4,286	6,299	1,894	(2,137)	39,445			39,445	-	39,445
(2,062)	(3,645)	(3,011)	4,577	(17,251)			(17,251)	-	(17,251)
48	138	2,512	(3,268)	657			657	57	714
(122)	(153)	(47)	828	(367)			(367)	(489)	(856)
(393)	(1,579)	(1,260)	-	(8,531)			(8,531)	(565)	(9,096)
(354)	(92)	(81)	-	(1,795)			(1,795)	-	(1,795)
-	-	-	-	-			-	390	390
-	-	-	-	-			-	(439)	(439)
1,403	968	7	-	12,158			12,158	(1,046)	-
-	-	(400)	-	(432)			(432)	432	-
-	(33)	(113)	-	(565)			(565)	565	-
(36)	22	52	-	390			390	(390)	-
-	(47)	(313)	-	(439)			(439)	439	-
1,367	910	(767)	-	11,112			11,112	-	11,112

ORANGE / 2016 Consolidated financial statements - 13[Back to contents]

1.3        Segment reported EBITDA to segment operating income and segment investments

(in millions of euros)	France						Europe
		Spain	Poland	Belgium & Luxembourg	Central European countries	Elimi- nations Europe	Total

2016
Reported EBITDA	6,533	1,222	725	317	537	-	2,801
Depreciation and amortization	(2,823)	(946)	(623)	(210)	(335)	-	(2,114)
Effects resulting from business combinations	-	-	-	-	-	-	-
Reclassification of cumulative translation adjustment from liquidated entities	-	-	-	-	-	-	-
Impairment of goodwill	-	-	(507)	-	-	-	(507)
Impairment of fixed assets	(1)	-	-	-	-	-	-
Share of profits (losses) of associates and joint ventures	-	-	-	6	-	-	6
Operating income	3,709	276	(405)	113	202	-	186

2015
Reported EBITDA	6,482	1,046	820	321	546	-	2,733
Depreciation and amortization	(2,705)	(771)	(687)	(201)	(331)	-	(1,990)
Effects resulting from business combinations	-	-	-	-	-	-	-
Reclassification of cumulative translation adjustment from liquidated entities	-	-	-	-	-	-	-
Impairment of goodwill	-	-	-	-	-	-	-
Impairment of fixed assets	(12)	-	3	-	(27)	-	(24)
Share of profits (losses) of associates and joint ventures	-	-	-	(1)	-	-	(1)
Operating income	3,765	275	136	119	188	-	718

2014
Reported EBITDA	6,510	958	994	255	885	-	3,092
Depreciation and amortization	(2,632)	(584)	(731)	(194)	(310)	-	(1,819)
Effects resulting from business combinations	-	-	-	-	-	-	-
Reclassification of cumulative translation adjustment from liquidated entities	-	-	-	-	-	-	-
Impairment of goodwill	-	-	-	(229)	-	-	(229)
Impairment of fixed assets	(6)	-	(4)	-	-	-	(4)
Share of profits (losses) of associates and joint ventures	(2)	-	-	-	-	-	-
Operating income	3,870	374	259	(168)	575	-	1,040

2016
Investments in property, plant and equipment and intangible assets
Capex (3)	3,421	1,086	455	168	251	-	1,960
Telecommunications licenses	-	51	719	-	9	-	779
Finance leases	-	4	4	-	-	-	8
Total investments (4)	3,421	1,141	1,178	168	260	-	2,747

2015
Investments in property, plant and equipment and intangible assets
Capex (3)	3,097	864	463	193	263	-	1,783
Telecommunications licenses	954	25	-	76	13	-	114
Finance leases	-	5	13	-	-	-	18
Total investments (5)	4,051	894	476	269	276	-	1,915

2014
Investments in property, plant and equipment and intangible assets
Capex (3)	2,799	585	418	215	279	-	1,497
Telecommunications licenses	-	2	90	-	326	-	418
Finance leases	-	1	6	-	-	-	7
Total investments (6)	2,799	588	514	215	605	-	1,922

(1) Including tangible and intangible assets of 248 million euros in France in 2016.

Including tangible and intangible assets of 236 million euros in France in 2015.

Including tangible and intangible assets of 245 million euros in France in 2014.

(2) Including tangible and intangible assets of 329 million euros in France in 2016.

Including tangible and intangible assets of 353 million euros in France in 2015.

Including tangible and intangible assets of 277 million euros in France in 2014.

ORANGE / 2016 Consolidated financial statements - 14[Back to contents]

Africa & Middle-East	Enterprise (1)	International Carriers & Shared Services (2)	Elimination telecom activities	Total telecom activities	Orange Bank	Orange consolidated financial statements

1,638	970	(211)	-	11,731	(12)	11,719
(1,056)	(376)	(359)	-	(6,728)	-	(6,728)
-	-	-	-	-	97	97

-	1	13	-	14	-	14
(265)	-	-	-	(772)	-	(772)
(204)	(1)	(1)	-	(207)	-	(207)

(45)	-	(7)	-	(46)	-	(46)
68	594	(565)	-	3,992	85	4,077

1,529	898	(365)	-	11,277		11,277
(1,034)	(367)	(369)	-	(6,465)		(6,465)
-	6	-	-	6		6

-	-	-	-	-		-
-	-	-	-	-		-
-	-	(2)	-	(38)		(38)

(32)	(3)	(2)	-	(38)		(38)
463	534	(738)	-	4,742		4,742

1,367	910	(767)	-	11,112		11,112
(842)	(343)	(402)	-	(6,038)		(6,038)
-	-	-	-	-		-

-	-	-	-	-		-
-	-	-	-	(229)		(229)
(46)	-	(3)	-	(59)		(59)

(195)	(15)	(3)	-	(215)		(215)
284	552	(1,175)	-	4,571		4,571

962	336	277	-	6,956	15	6,971
742	-	-	-	1,521	-	1,521
4	24	55	-	91	-	91
1,708	360	332	-	8,568	15	8,583

922	325	359	-	6,486		6,486
217	-	-	-	1,285		1,285
-	23	2	-	43		43
1,139	348	361	-	7,814		7,814

779	325	236	-	5,636		5,636
57	-	-	-	475		475
2	33	45	-	87		87
838	358	281	-	6,198		6,198

(3) CAPEX relate to tangible and intangible investments except telecommunication licenses and financial leases and they are used internally to allocate resources. CAPEX are not a financial aggregate defined by IFRS and may not be comparable to similarly titled indicators used by other companies.

(4) Including 3,007 million euros for other intangible assets and 5,576 million euros for tangible assets.

(5) Including 2,771 million euros for other intangible assets and 5,043 million euros for tangible assets.

(6) Including 1,905 million euros for other intangible assets and 4,293 million euros for tangible assets.

ORANGE / 2016 Consolidated financial statements - 15[Back to contents]

1.4        Segment assets

(in millions of euros)	France
		Spain	Poland	Belgium & Luxem-bourg	Central European countries

2016
Goodwill	15,382	6,818	232	362	2,160
Other intangible assets	4,269	1,861	1,299	320	713
Property, plant and equipment	13,054	3,313	2,420	830	874
Interests in associates and joint ventures	-	1	-	6	-
Non-current assets included in the calculation of net financial debt	-	-	-	-	-
Other	3	-	10	-	-
Total non-current assets	32,708	11,993	3,961	1,518	3,747
Inventories	433	73	37	31	64
Trade receivables	1,515	729	512	176	232
Prepaid expenses	70	92	18	12	11
Current assets included in the calculation of net financial debt	-	-	-	-	-
Other	532	12	9	1	10
Total current assets	2,550	906	576	220	317
Assets held for sale	-	-	-	-	-
Total assets	35,258	12,899	4,537	1,738	4,064

2015
Goodwill	15,382	6,818	769	362	2,159
Other intangible assets	4,378	2,222	707	347	743
Property, plant and equipment	12,294	2,768	2,583	840	897
Interests in associates and joint ventures	1	1	-	-	-
Non-current assets included in the calculation of net financial debt	-	-	-	-	-
Other	4	-	10	1	-
Total non-current assets	32,059	11,809	4,069	1,550	3,799
Inventories	370	67	57	21	63
Trade receivables	1,614	903	422	194	181
Prepaid expenses	67	43	20	17	12
Current assets included in the calculation of net financial debt	-	-	-	-	-
Other	824	29	28	2	14
Total current assets	2,875	1,042	527	234	270
Assets held for sale	-	-	-	-	-
Total assets	34,934	12,851	4,596	1,784	4,069

2014
Goodwill	15,382	4,723	767	362	2,167
Other intangible assets	3,560	1,219	753	305	795
Property, plant and equipment	11,696	1,820	2,740	804	980
Interests in associates and joint ventures	1	1	-	-	-
Non-current assets included in the calculation of net financial debt	-	-	-	-	-
Other	4	-	1	-	-
Total non-current assets	30,643	7,763	4,261	1,471	3,942
Inventories	385	63	47	18	51
Trade receivables	1,534	866	354	205	163
Prepaid expenses	75	35	17	10	8
Current assets included in the calculation of net financial debt	-	-	-	-	-
Other	726	8	35	8	25
Total current assets	2,720	972	453	241	247
Assets held for sale	-	-	-	-	-
Total assets	33,363	8,735	4,714	1,712	4,189

(1) Including in 2016 tangible and intangible assets of 541 million euros in France, 577 million euros in 2015, and 525 million euros in 2014.

Some trade receivables generated by the Enterprise segment (approximately 146 million euros in 2016, 182 million euros in 2015 and 264 million euros in 2014) are included in the France segment, which is responsible for their collection.

ORANGE / 2016 Consolidated financial statements - 16[Back to contents]

	Europe	Africa & Middle-East	Enterprise (1)	International Carriers & Shared Services (2)	Eliminations telecom activities and unallocated items	Total telecom activities	Orange Bank	Eliminations telecom activities / bank	Orange consolidated financial statements
Eliminations Europe	Total

-	9,572	1,709	478	15	-	27,156	-	-	27,156
-	4,193	2,103	327	3,694	-	14,586	16	-	14,602
-	7,437	3,270	487	1,662	-	25,910	2	-	25,912
-	7	111	1	11	-	130	-	-	130
-	-	-	-	-	980	980	-	-	980
-	10	2	11	1,708	2,780	4,514	2,577	(27)	7,064
-	21,219	7,195	1,304	7,090	3,760	73,276	2,595	(27)	75,844
-	205	84	50	49	(2)	819	-	-	819
-	1,649	701	784	864	(549)	4,964	-	-	4,964
-	133	66	189	95	(14)	539	1	-	540
-	-	-	-	-	7,899	7,899	-	-	7,899
-	32	638	150	384	439	2,175	2,427	-	4,602
-	2,019	1,489	1,173	1,392	7,773	16,396	2,428	-	18,824
-	-	-	-	-	-	-	-	-	-
-	23,238	8,684	2,477	8,482	11,533	89,672	5,023	(27)	94,668

-	10,108	1,117	449	15	-	27,071			27,071
-	4,019	1,936	322	3,672	-	14,327			14,327
-	7,088	3,504	505	1,732	-	25,123			25,123
-	1	155	1	4	-	162			162
-	-	-	-	-	1,392	1,392			1,392
-	11	4	11	-	3,225	3,255			3,255
-	21,227	6,716	1,288	5,423	4,617	71,330			71,330
-	208	71	59	55	-	763			763
-	1,700	728	703	759	(628)	4,876			4,876
-	92	71	179	94	(8)	495			495
-	-	-	-	-	6,086	6,086			6,086
-	73	360	141	92	602	2,092			2,092
-	2,073	1,230	1,082	1,000	6,052	14,312			14,312
-	-	-	-	5,788	-	5,788			5,788
-	23,300	7,946	2,370	12,211	10,669	91,430			91,430

-	8,019	853	447	83	-	24,784			24,784
-	3,072	1,242	309	3,628	-	11,811			11,811
-	6,344	2,970	467	1,837	-	23,314			23,314
-	1	524	72	5	-	603			603
-	-	-	-	-	1,201	1,201			1,201
-	1	6	9	1	6,482	6,503			6,503
-	17,437	5,595	1,304	5,554	7,683	68,216			68,216
-	179	72	25	48	-	709			709
-	1,588	620	665	841	(636)	4,612			4,612
-	70	51	118	85	(7)	392			392
-	-	-	-	-	7,010	7,010			7,010
-	76	247	137	162	392	1,740			1,740
-	1,913	990	945	1,136	6,759	14,463			14,463
-	-	-	-	5,725	-	5,725			5,725
-	19,350	6,585	2,249	12,415	14,442	88,404			88,404

(2) Including in 2016 tangible and intangible assets of 2,203 million euros in France (2,251 million euros in 2015 and 2,320 million euros in 2014). Intangible assets also include the Orange brand for 3,133 million euros.

ORANGE / 2016 Consolidated financial statements - 17[Back to contents]

1.5        Segment equity and liabilities

(in millions of euros)	France
		Spain	Poland	Belgium & Luxem-bourg	Central European countries

2016
Equity	-	-	-	-	-
Fixed assets payables	322	-	155	-	208
Non-current employee benefits	1,895	-	31	1	2
Non-current liabilities included in the calculation of net financial debt	-	-	-	-	-
Other	695	151	66	69	59
Total non-current liabilities	2,912	151	252	70	269
Fixed assets payables	1,293	539	226	69	98
Trade payables	2,355	886	327	168	232
Current employee benefits	1,369	36	44	32	22
Deferred income	1,171	76	127	59	71
Current liabilities included in the calculation of net financial debt	-	-	-	-	-
Other	429	103	221	138	22
Total current liabilities	6,617	1,640	945	466	445
Liabilities related to assets held for sale	-	-	-	-	-
Total equity and liabilities	9,529	1,791	1,197	536	714

2015
Equity	-	-	-	-	-
Fixed assets payables	584	-	180	-	205
Non-current employee benefits	2,017	-	55	-	3
Non-current liabilities included in the calculation of net financial debt	-	-	-	-	-
Other	750	168	84	73	60
Total non-current liabilities	3,351	168	319	73	268
Fixed assets payables	1,252	470	233	129	111
Trade payables	2,491	847	271	170	219
Current employee benefits	1,292	47	48	36	21
Deferred income	1,220	89	127	70	67
Current liabilities included in the calculation of net financial debt	-	-	-	-	-
Other	748	65	232	126	16
Total current liabilities	7,003	1,518	911	531	434
Liabilities related to assets held for sale	-	-	-	-	-
Total equity and liabilities	10,354	1,686	1,230	604	702

2014
Equity	-	-	-	-	-
Fixed assets payables	123	-	202	-	237
Non-current employee benefits	2,074	-	82	-	2
Non-current liabilities included in the calculation of net financial debt	-	-	-	-	-
Other	820	141	71	67	57
Total non-current liabilities	3,017	141	355	67	296
Fixed assets payables	672	282	167	71	118
Trade payables	2,411	815	303	152	219
Current employee benefits	1,144	27	42	34	21
Deferred income	1,189	75	105	80	64
Current liabilities included in the calculation of net financial debt	-	-	-	-	-
Other	785	64	214	108	27
Total current liabilities	6,201	1,263	831	445	449
Liabilities related to assets held for sale	-	-	-	-	-
Total equity and liabilities	9,218	1,404	1,186	512	745

ORANGE / 2016 Consolidated financial statements - 18[Back to contents]

	Europe	Africa & Middle-East	Enterprise	International Carriers & Shared Services	Eliminations telecom activities and unallocated items	Total telecom activities	Orange Bank	Eliminations telecom activities / bank	Orange consolidated financial statements
Eliminations Europe	Total

-	-	-	-	-	32,889	32,889	285	-	33,174
-	363	221	-	-	1	907	-	-	907
-	34	70	312	713	(1)	3,023	6	-	3,029
-	-	-	-	-	29,420	29,420	-	-	29,420
-	345	56	33	177	853	2,159	620	(27)	2,752
-	742	347	345	890	30,273	35,509	626	(27)	36,108
-	932	418	46	104	1	2,794	6	-	2,800
-	1,613	1,073	665	1,008	(549)	6,165	46	-	6,211
-	134	68	348	342	-	2,261	5	-	2,266
-	333	235	293	116	(14)	2,134	-	-	2,134
-	-	-	-	-	4,666	4,666	-	-	4,666
-	484	828	234	792	487	3,254	4,055	-	7,309
-	3,496	2,622	1,586	2,362	4,591	21,274	4,112	-	25,386
-	-	-	-	-	-	-	-	-	-
-	4,238	2,969	1,931	3,252	67,753	89,672	5,023	(27)	94,668

-	-	-	-	-	33,267	33,267			33,267
-	385	35	-	-	-	1,004			1,004
-	58	60	290	717	-	3,142			3,142
-	-	-	-	-	29,780	29,780			29,780
-	385	148	34	183	1,111	2,611			2,611
-	828	243	324	900	30,891	36,537			36,537
-	943	399	40	95	(1)	2,728			2,728
-	1,507	1,086	638	1,133	(628)	6,227			6,227
-	152	69	347	354	-	2,214			2,214
-	353	208	270	94	(9)	2,136			2,136
-	-	-	-	-	4,667	4,667			4,667
-	439	515	201	940	811	3,654			3,654
-	3,394	2,277	1,496	2,616	4,840	21,626			21,626
-	-	-	-	-	-	-			-
-	4,222	2,520	1,820	3,516	68,998	91,430			91,430

-	-	-	-	-	31,701	31,701			31,701
-	439	2	-	-	-	564			564
-	84	80	290	711	-	3,239			3,239
-	-	-	-	-	30,203	30,203			30,203
-	336	8	30	308	1,180	2,682			2,682
-	859	90	320	1,019	31,383	36,688			36,688
-	638	353	43	87	(2)	1,791			1,791
-	1,489	821	603	1,087	(636)	5,775			5,775
-	124	61	338	317	-	1,984			1,984
-	324	162	188	101	(8)	1,956			1,956
-	-	-	-	-	5,060	5,060			5,060
-	413	484	198	673	896	3,449			3,449
-	2,988	1,881	1,370	2,265	5,310	20,015			20,015
-	-	-	-	-	-	-			-
-	3,847	1,971	1,690	3,284	68,394	88,404			88,404

ORANGE / 2016 Consolidated financial statements - 19[Back to contents]

1.6        Simplified statement of cash flows on telecommunication and banking activities

(in millions of euros)	2016
	Telecom activities	Orange Bank (from October 4, 2016)	Eliminations telecom activities / Orange Bank	Orange consolidated financial statements

Operating activities
Consolidated net income	3,177	86	-	3,263
Adjustments to reconcile net income (loss) to funds generated from operations	10,123	(104)	-	10,019
Changes in working capital requirements	(428)	(203)	-	(631)
Interest paid and interest rates effects on derivatives, net	(1,345)	11	-	(1,334)
Income tax paid	(906)	(0)	-	(906)
Other net cash out relating to operation activities	(1,660)	(1)	-	(1,661)
Net cash provided by operating activities (a)	8,961	(211)	-	8,750

Investing activities
Purchases of property, plant and equipment and intangible assets	(8,477)	(15)	-	(8,492)
Increase (decrease) in fixed assets payables	26	6	-	32
Proceeds from sales of property, plant and equipment and intangible assets	145	-	-	145
Cash paid for investment securities, net of cash acquired	(1,244)	55 (1)	-	(1,189)
Proceeds from sales of investment securities, net of cash transferred	4,588	-	-	4,588
Decrease (increase) in securities and other financial assets	(65)	105	27	67
Other net cash out relating to investing activities	(30)	-	-	(30)
Net cash used in investing activities (b)	(5,057)	151	27	(4,879)

Financing activities
Long-term debt issuances	3,411	27	(27)	3,411
Long-term debt redemptions and repayments	(2,667)	(27)	-	(2,694)
Increase (decrease) of bank overdrafts and short-term borrowings	90	44	-	134
Decrease (increase) of cash collateral deposits	(888)	4	-	(884)
Capital increase (decrease) - owners of the parent company	113	-	-	113
Changes in ownership interests with no gain / loss of control	(124)	100 (2)	-	(24)
Coupon on subordinated notes	(291)	-	-	(291)
Dividends paid to owners of the parent company	(1,596)	-	-	(1,596)
Dividends paid to non-controlling interests	(259)	-	-	(259)
Other cash relating to financing activities	207	-	-	207
Net cash used in financing activities (c)	(2,004)	148	(27)	(1,883)

Cash and cash equivalents - opening balance	4,469		-	4,469
Cash change in cash and cash equivalents (a) + (b) + (c)	1,900	88	-	1,988
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects	(102)	-	-	(102)
Cash and cash equivalents - closing balance	6,267	88	-	6,355

(1) Corresponds to Orange Bank cash acquired.
(2) Of which 65 million euros invested by Orange.

1.7        Contribution of telecom activities and Orange Bank to the assets and liabilities of the Group

The accounts of Orange Bank were adapted to the format of Orange group’s consolidated accounts (see Note 2.3) and may differ from a presentation that complies with a banking format.

In order to improve the readiness of financial statements and to be able to distinguish the performance of telecom activities from the performance of Orange Bank, the notes related to financial assets and liabilities as well as finance costs are split to respect these two business areas.

Thus, Note 11 details the financial assets, liabilities and related gains and losses specific to telecom activities, Note 12 gives information about the market risks management related to telecoms activities, and Note 15 is devoted to Orange Bank activities.

The following tables reconcile the contributive balances of assets and liabilities for each of these two areas to the consolidated balance sheet (intra-group transactions between telecom activities and Orange Bank are eliminated).

ORANGE / 2016 Consolidated financial statements - 20[Back to contents]

Assets and liabilities contributive to the financial statements

(in millions of euros)	Contributive data as at December 31, 2016
	Telecom activities	Note	Orange Bank	Note	Orange consolidated financial statements

Goodwill	27,156	7.2	-		27,156
Other Intangible assets	14,586	8.3	16	8.3	14,602
Property, plant and equipment	25,910	8.4	2	8.4	25,912
Interests in associates and joint ventures	130	10	-		130
Non-current loans and advances of Orange Bank (1)	-		1,025	15.1	1,025
Non-current financial assets	2,359	11.1	1,523	15.1	3,882
Non-current derivatives assets	903	11.1	12	15.1	915
Other non-current assets	87	4.5	19	4.5	106
Deferred tax assets	2,116	9.2.3	0	9.2.3	2,116
Total non-current assets	73,248		2,596		75,844
Inventories	819	5.4	-		819
Trade receivables	4,964	4.3	-		4,964
Current loans and advances of Orange Bank (1)	-		2,066	15.1	2,066
Current financial assets	1,616	11.1	246	15.1	1,862
Current derivatives assets	57	11.1	-		57
Other current assets	1,047	4.5	26	4.5	1,073
Operating taxes and levies receivables	918	9.1.2	-		918
Current tax assets	170	9.2.3	-		170
Prepaid expenses	539	5.5	1	5.5	540
Cash and cash equivalent	6,266	11.1	89	15.1	6,355
Total current assets	16,396		2,428		18,824

	Telecom activities	Note	Orange Bank	Note	Orange consolidated financial statements
Non-current financial liabilities	28,909	11.1	-	15.1	28,909
Non-current derivatives liabilities	511	11.1	67	15.1	578
Non-current fixed assets payable	907	8.5	-	8.5	907
Non-current debts related to Orange Bank activities (1)	-		518	15.1	518
Non-current employee benefits	3,023	6.2	6	6.2	3,029
Non-current provisions for dismantling	716	8.6	-	8.6	716
Non-current restructuring provisions	185	5.3	-	5.3	185
Other non-current liabilities	603	5.7	5	5.7	608
Deferred tax liabilities	654	9.2.3	4	9.2.3	658
Total non-current liabilities	35,509		599		36,108
Current financial liabilities	4,616	11.1	143	15.1	4,759
Current derivatives liabilities	50	11.1	-	15.1	50
Current fixed assets payable	2,794	8.5	6	8.5	2,800
Trade payables	6,165	5.6	46	5.6	6,211
Current debts related to Orange Bank activities (1)	-		3,846	15.4	3,846
Current employee benefits	2,261	6.2	5	6.2	2,266
Current provisions for dismantling	21	8.6	-		21
Current restructuring provisions	190	5.3	-		190
Other current liabilities	1,530	5.7	-		1,530
Operating taxes and levies payables	1,241	9.1.2	-		1,241
Current tax payables	338	9.2.3	-		338
Deferred income	2,134	4.4	-		2,134
Total current liabilities	21,339		4,047		25,386

(1) Concerns exclusively Orange Bank: loans and advances to customers and credit institutions as assets and debts to customers and credit institutions as liabilities.
ORANGE / 2016 Consolidated financial statements - 21[Back to contents]

1.8        Transition from adjusted EBITDA to reported EBITDA

The significant litigation in 2015 included a fine of 350 million euros relating to a dispute concerning competition in the Enterprise market. In 2014, this was mainly comprised of the payment of litigation costs between the Group and Bouygues Télécom to bring several disputes to an end.

The specific labor expenses in 2016 predominantly reflect the impact of changes in assumptions and experience adjustments of the various “part-time for seniors plans” (TPS) in France. In 2015, these mainly related to the one-year extension of the 2012 TPS plan. In 2014, these expenses notably included the effects of changes in assumptions of the various TPS plans in France (see Note 6.2).

The review of the investments and business portfolio in 2016 included the gains (losses) on disposal of Fime in the amount of 49 million euros. In 2015, the review of the investments and business portfolio primarily included the gains (losses) on disposal of Dailymotion in the amount of 170 million euros (see Note 3.2) and the impact of the restructuring of the asset portfolio. In 2014, income relating to the review of the investments and business portfolio included the gains (losses) on disposal of Orange Dominicana in the amount of 280 million euros.

The restructuring and integration costs are presented in Note 5.3.

The other specific items in 2016 include the non completed Bouygues transaction costs.

Accounting policies

Segment information

Decisions on the allocation of resources and the performance assessment of Orange component parts (hereinafter referred to as "the Group") are made by the Chairman and Chief Executive Officer (main operational decision-maker) at operating segment level, mainly consisting of the geographical locations. Thus, the operating segments are:

•  France (excluding Enterprise);

•  Spain, Poland, Belgium, Luxembourg, and each Central European country (with a subtotal combining the countries in that zone);

•  Each of the countries in Africa and Middle East (with a sub-total combining the countries in that zone).

•  Enterprise;

•  activities of International Carriers and Shared Services (IC&SS), which comprise certain resources, mainly in the areas of networks and information systems, research and development and other shared competencies, as well as the Orange brand;

•  Orange Bank.

The use of shared resources, mainly provided by IC&SS and by France to Enterprise, is taken into account in segment results based either on the terms of contractual agreements between legal entities, or external benchmarks, or by allocating costs among all the segments. The supply of shared resources is included in other revenues of the service provider, and the use of the resources is included in expenses taken into account for the calculation of the service user’s EBITDA. The cost of shared resources may be affected by changes in contractual relationships or organization and may therefore impact the segment results disclosed from one year to another.

Adjusted EBITDA and reported EBITDA are operating performance indicators used by the Group:

•  to manage and assess its operating and segment results; and

•  to implement its investment and resource allocation strategy.

The Group’s management believes that the presentation of these aggregates is pertinent as it provides users with the same management aggregates as used internally.

At the end of 2015, ESMA (European Securities and Markets Authority) published guidelines on alternative performance indicators for results of listed companies. In this context, the Group decided to incorporate within its financial statements the reconciliation of adjusted EBITDA with the reported EBITDA historically presented and discussed in the Management Report.

Reported EBITDA corresponds to operating income before depreciation and amortization, effects associated with takeovers the reversal of translation reserves of liquidated entities, , impairment of goodwill and fixed assets and share of profits (losses) of associates and joint ventures.

Adjusted EBITDA corresponds to reported EBITDA, adjusted for significant litigation, specific labor expenses, review of the investments and business portfolio, restructuring and integration costs and, where appropriate, other specific elements.

ORANGE / 2016 Consolidated financial statements - 22[Back to contents]

This measurement indicator allows for the effects of certain specific factors to be isolated from reported EBITDA, irrespective of their recurrence and the type of income or expense, when they are linked to:

•  significant litigation:

Associated procedures based on a third-party decision (regulatory authority, court, etc.) and occurring over a different period to the activities at the source of the litigation. By their very nature, costs are difficult to predict in terms of their source, amount and period;

•  specific labor expenses:

Independently of the departure plans included under restructuring costs, certain changes in the working hours of employees may have a negative impact on the period during which they are implemented. This primarily relates to the various “part-time for seniors plans” (TPS) in France;

•  review of the investments and business portfolio:

The Group regularly reviews its investments and business portfolio: as part of this review, decisions to dispose of assets are implemented, which by their very nature have an impact on the period during which the disposal takes place. The corresponding gains (losses) on disposal affect either reported EBITDA or the net income from discontinued operations;

•  restructuring and integration costs:

The adjustment of Group activities in line with changes in the business environment may also incur other types of transformation costs. These actions may have a negative effect on the period during which they are announced or implemented; for illustrative purposes, some of the transformation plans approved by internal governance bodies that may result in such consequences are (this is not an exhaustive list): building occupancy plans, distribution network, subcontractor network, employee departure plans, communication networks (for costs other than the amortization or depreciation of assets), business integration expenses in the 12 months following their acquisition (consultancy fees, training costs for new staff, migration costs associated with customer offers, labor expenses associated with the transition, etc.);

•  where applicable, other specific elements that are systematically specified in relation to income and/or expenses.

Adjusted EBITDA and reported EBITDA are not financial aggregates as defined by IFRS and are not comparable to similarly titled indicators used by other groups. They are provided as additional information only and should not be considered as a substitute for operating income or cash flow provided by operating activities.

CAPEX relates to investments in property, plant and equipment and intangible assets excluding telecommunication licenses and excluding investments financed through finance leases, and is used internally to allocate resources. CAPEX are not a financial aggregate defined by IFRS and may not be comparable to similarly-titled indicators used by other companies.

Inter-segment assets and liabilities are reported in each operating segment.

Non-allocated assets and liabilities for the telecommunications business, mainly include external financial debt, external cash and cash equivalents, current and deferred tax assets and liabilities, as well as equity. Financial debt and investments between these segments are presented as non-allocated elements.

For Orange Bank, the line “Other” includes the assets and liabilities listed above, as well as the loans and receivables and debts related to the Bank’s activity.

The other accounting policies are presented within each note to which they refer.

ORANGE / 2016 Consolidated financial statements - 23[Back to contents]

NOTE 2         Description of business and basis of preparation of the consolidated financial statements

2.1        Description of business

Orange provides consumers, businesses and other telecommunications operators with a wide range of services including fixed telephony and mobile telecommunications, data transmission and other value-added services, mainly in Europe, Africa and the Middle East. The Group is also developing its activity in the mobile financial services (Orange Money in Africa, Orange Finanse in Poland, Orange Cash in France and Spain, and Orange Bank in France).

Telecommunications operator activities are regulated by sector and dependent upon the granting of licenses, just as mobile financial service activities have their own regulations.

2.2        Basis of preparation of the 2016 consolidated financial statements

The consolidated financial statements were approved by the Board of Directors’ Meeting on February 22, 2017 and will be submitted for approval at the Shareholders’ Meeting on June 1, 2017.

In accordance with European regulation No. 1606/2002 of July 19, 2002, the consolidated financial statements for the 2016 fiscal year were prepared in compliance with the International Financial Reporting Standards (IFRS) as endorsed by the European Union (available online at: http://ec.europa.eu/internal_market/accounting/ias/index_fr.htm). Comparative figures are presented for the 2015 and 2014 fiscal years which were prepared on the same basis.

For the reported periods, the accounting standards and interpretations endorsed by the European Union are similar to the compulsory standards and interpretations published by the International Accounting Standards Board (IASB) with the exception of the carve-out of IAS 39 together with the standards and interpretations currently being endorsed, which have no effect on the Group accounts. Consequently, the Group financial statements are prepared in accordance with the IFRS standards and interpretations, as published by the IASB.

The principles applied to prepare the financial data relating to the 2016 fiscal year are based on:

•  all the standards and interpretations endorsed by the European Union and compulsory as of December 31, 2016;

•  the recognition and measurement alternatives allowed by IFRSs:

Standard		Alternative used
IAS 1	Accretion expenses of operating liabilities (employee benefits, environmental liabilities)	Classification as financial expenses
IAS 2	Inventories	Measurement of inventories using the weighted average unit cost method
IAS 7	Interest paid and dividends received	Classification as net cash provided by operating activities
IAS 16	Property, plant and equipment	Measurement at amortized historical cost
IAS 38	Intangible assets	Measurement at amortized historical cost
IFRS 3R	Non-controlling interests	At acquisition date, measurement either at fair value or at the portion of the net identifiable asset of the acquired entity

•  accounting positions adopted by the Group in accordance with paragraphs 10 to 12 of IAS 8:

Topic	Note
Presentation of consolidated financial statements	Summary statements and segment information
Operating taxes and levies	9.1
Income taxes	9.2
Non-controlling interests • Commitment to purchase non-controlling interests • Transactions with owners	3 and 13.6

In the absence of any accounting standard or interpretation applicable to a specific transaction or event, Group management uses its judgment to define and apply the accounting policies that will result in relevant and reliable information, such that the financial statements:

•  fairly present the Group’s financial position, financial performance and cash flows;

•  reflect the economic substance of transactions;

•  are neutral;

•  are prepared on a prudent basis; and

•  are complete in all material respects.

ORANGE / 2016 Consolidated financial statements - 24[Back to contents]

2.3        Changes to the presentation of consolidated financial statements

Financial measures

Since 2016, adjusted EBITDA and reported EBITDA are reported and defined in Note 1 relating to operating segments.

Orange Bank segment

On October 4, 2016, the Group acquired Groupama Banque, later renamed Orange Bank (see Note 3). As the bank's activities are specific and governed by their own regulation, these are subject to a dedicated governance monitoring and management within the Group. These activities meet the definition of an operating segment irrespective of their geographical location. Although they are not material to date, the Group has nevertheless decided to report, from 2016, this segment separately so as to ensure the transparency of the financial statements and to identify the financial performance specific to the telecommunications business, by reporting a "Telecom activities" subtotal before "Orange Bank" in the statement of financial position, the income statement and the consolidated statement of cash flows within operating segment.

The consolidated financial statements have also been developed to incorporate the specific nature of the Orange Bank segment:

•   consolidated statement of financial position: transactions with customers are presented under specific lines and the other assets and liabilities of the bank are broken down under existing lines;

•   consolidated income statement: no new lines were created. Net banking income is presented under "Other operating income" and cost of risk under "Other operating expenses".

•   consolidated statement of cash flows: an additional line has been inserted within net cash provided by operating activities to take account of specific flows related to the bank's activities.

2.4        Standards and interpretations compulsory after December 31, 2016 and which the Group did not early apply

From among these standards and interpretations, those that might affect the future consolidated financial statements are IFRS 9, IFRS 15 and IFRS 16. These will be the subject of a dedicated Group project:

IFRS standard/Interpretation (application date for the Group)	Consequences for the Group
IFRS 9 Financial Instruments (January 1, 2018)

IFRS 9 modifies the recognition criteria for hedging transactions and main financial assets and liabilities categories: given the nature of the Group's transactions, no major changes is expected either for the telecom activities and the bank activities.

IFRS 9 also modifies the recognition of credit risk related to financial assets, moving from the incurred loss approach to an expected loss approach: for the telecom activities, this means that impairment will be recognized on trade receivables not yet due and for the bank, upon the credit agreement.

IFRS 15 Revenue from Contracts with Customers (January 1, 2018)

The detailed work carried out so far confirms the main effect expected on the Group's accounts, as previously disclosed.

This will relate to the mobile phone market and more specifically to the accounting for arrangements which bundle the sale of a handset sold with a discounted price and with customer subscription to a communication service for a defined period of time: the cumulative revenue will not change but the allocation between the handset sold and the communication service will change (higher equipment revenues, lower service revenues).

The accelerated recognition of revenues will lead to the recognition of a contract asset in the statement of financial position which would be settled against an asset receivable as the communication service is provided.

In addition, some incremental subscriber acquisition and retention costs (i.e. payments to retailers directly attributable to the contract, excluding subsidies) will be recognized over the duration of the contractual relationship.

The Group considers being able to disclose the first quantitative effects of the standard during the last quarter of 2017. It will then also be in a position to elect the alternative for the retrospective application of the standard: either against equity at January 1, 2018 with no restatement of comparative periods, or against equity at January 1, 2016 with 2016 and 2017 comparative periods under IFRS 15.

IFRS 16 Leases (January 1, 2019)

This standard introduces provisions that significantly affect the financial reporting of leases as well as financial measures by lessees.

At the delivery date of the right of use granted by the lessor, the lessees will account for all of their leases, as an asset against a financial liability as for a financial lease under IAS 17. In addition to the effect on the statement of financial position, the income statement (depreciation and interest expense instead of operating expenses, acceleration of expenses arising under the interest component) and the statement of cash flows (only interest expense will continue to affect the operating cash flows, investment cash flows will not be impacted, financing cash flows will be impacted by the repayment of the debt) will also be affected.

The financial reporting will be sensitive to:

•   the level of judgment required in applying the new qualification criteria for a lease;

•   the choice of whether to recognize certain capacity arrangements as intangible assets;

•   the legislation and practices applicable in each jurisdiction or line of business with regard to the non-cancellable lease term granted by lessors and the combination of fixed and variable components of contractual payments;

•   the policies used by each lessee when assessing the reasonably certain lease term;

•   the alternatives elected at the transition date.

Furthermore, the differences between IFRS (IFRS 16) and US GAAP (ASU 2016-02) would result in different financial measures.

The Group has to define the provisions of the first retrospective application: either on January 1, 2019 with no restatement of comparative periods, or on January 1, 2017 with 2017 and 2018 comparative figures reported under IFRS 16.

ORANGE / 2016 Consolidated financial statements - 25[Back to contents]

2.5        Use of estimates and judgment

In preparing the Group’s consolidated financial statements, Orange’s management makes estimates, insofar as many elements included in the financial statements cannot be measured precisely. The management revises these estimates if the underlying circumstances evolve or in light of new information or more experience. Consequently, the estimates made at December 31, 2016 may be changed subsequently.

Management also uses its judgment to define appropriate accounting policies for certain transactions:

Topic		Nature of estimate and/or judgment
Note 3	Control

Requiring judgment in certain circumstances and continuous control assessment which can affect the scope of consolidation, as for instance when a shareholders’ agreement is revised or terminated, or when protective rights turn into substantive rights.

Note 4	Revenue	Identifying separable components of bundled offers.
Notes 5, 9 and 16	Purchases and other expenses, taxes and litigation

Litigation and tax: underlying assumptions on legal and tax positions and the assessment and measurement of the technical merits of the interpretations and legislative positions.

Onerous supplier contracts: trigger event and underlying measurement assumptions.

Note 8	Fixed assets

Qualifying network, sites or equipment for joint operations.

TowerCos arrangement: electing the unit of account (tower or occupied space) and analyzing the arrangements in order to determine whether they contain a lease.

Notes 11 and 13	Financial assets, liabilities and financial results Equity	Distinguishing equity and debt: assessing specific contractual clauses.
Notes 12 et 15	Fair value of financial assets and liabilities	Models, selection of parameters, fair value hierarchy levels, assessment of non-performance risks, units of account for associates and joint ventures.

In accordance with the ESMA and AMF recommendations relating to the classification of certain arrangements either as operating debt or financing debt, the treatment applied by the Group is disclosed in Notes 5 and 12.

In light of the business risk factors, the key sources of variability of the Group’s net income are related to the following (without ranking in order of importance, given the inherent uncertainty of the information):

Topic		Key sources of variability of net income
Notes 5, 9 and 16	Risk of resource outflow linked to litigation and tax regulations	Identifying and releasing of uncertain legal and tax positions.
Notes 7.3, 7.4, 8.2, 8.3, 8.4 and 10	Measurement of recoverable amounts in impairment tests (goodwill, intangible assets, property, plant and equipment and interests in associates and joint ventures)

Sensitivity to the discount rate, the perpetuity growth rate, to business plan assumptions affecting expected cash flows (revenues, reported EBITDA and investments).

Assessing the competitive, economic and financial environment of the countries where the Group operates.

Note 8	Fixed assets

Assessing the useful life of assets in accordance with changes in the technological, regulatory and economic environment (particularly the move from copper local loop towards fiber and other higher bandwidth technology, radio technology).

Current provision for dismantling and restoring sites: dismantling time-line, discount rate, expected cost.

Note 6.2	Employee benefits	Sensitivity to the discount rate. Sensitivity to participation rate for plans linked to the employment of seniors.
Note 12	Financial market risks

Sensitivity of net finance costs to interest rate and foreign exchange risks (Note 12.1).

Sensitivity of assets and liabilities to foreign exchange risk (Note 12.2).

Sensitivity of cash deposits to market and exchange rate risks (Note 12.5).

ORANGE / 2016 Consolidated financial statements - 26[Back to contents]

NOTE 3         Gains and losses on disposal and main changes in scope of consolidation

3.1        Gains (losses) on disposal of securities and businesses

Gains (losses) on disposal of securities and businesses in 2016 amount to 59 million euros and are mainly related to the disposal of Fime in the amount of 49 million euros, compared to 178 million euros in 2015 (primarily linked to the disposal of Dailymotion for 170 million euros) and 390 million in 2014, (primarily linked to the disposal of Orange Dominicana for 280 million euros).

The gain on disposal associated with EE securities are presented under "Net income from discontinued operations (EE)".

3.2        Main changes in the scope of consolidation

Changes in the scope of consolidation during 2016

Disposal of EE

On January 29, 2016, Orange sold its entire stake in EE to BT Group Plc (BT) in exchange for 3,438 million pounds sterling (4,500 million euros) in cash and a 4% stake in the BT entity valued at 1,877 million pounds sterling (2,462 million euros) at the opening share price of January 29, 2016. The commitments granted by the Group related to the BT securities have expired (see Note 11.7). After final price adjustments, the proceeds net of transaction cost, stand at 4,481 million euros.

The Group set up hedging policies to cover the foreign exchange risk to which it was exposed through its stake in EE, denominated in pounds sterling (see Note 11.8). The net tax impact of this hedging is immaterial on the gain on disposal.

ORANGE / 2016 Consolidated financial statements - 27[Back to contents]

(in millions of euros)		December 31, 2016
EE's net disposal value (1)	(a)	7,138
EE's net book value	(b)	(5,725)
Other comprehensive income reclassified in profit or loss (2)	(c)	840
Consolidated net income after tax of discontinued operations	(a) + (b) + (c)	2,253

(1) Includes transaction costs and 173 million euros of dividends paid by EE before the disposal in January 2016.
(2) Mainly includes 836 million euros of cumulative translation adjustment reclassified in profit or loss.

The warranties given to BT Group Plc within the context of the EE disposal are described in Note 14.2.

Entities acquired in Africa

The Group has acquired several mobile operators in various African countries:

  • on April 5, 2016, Cellcom Telecommunications Inc. in Liberia, controlled by Orange Côte d'Ivoire;

  • on April 20, 2016, Oasis SA in the Democratic Republic of the Congo (operator Tigo in the DRC) from the Millicom Group;

  • on June 22, 2016, Airtel in Burkina Faso from the Bharti Group, controlled by Orange Côte d'Ivoire;

  • on July 19, 2016, Airtel in Sierra Leone from the Bharti Group, controlled by the Sonatel Group.

2016
(in millions of euros)	Liberia	DRC	Burkina Faso	Sierra Leone
Acquisition cost (1)	104	160	521	226
Loan reimbursement to former shareholders	16	-	-	79
Cash acquired net of transaction costs	2	18	(6)	-
Cash paid for investment securities, net of cash acquired	122	178	515	305

(1) The price paid for the acquisitions in Burkina Faso and Sierra Leone is an estimated price and will be subject to adjustments mainly related to net debt, working capital and capital expenditures during the first half of 2017.

In accordance with IFRS 3R - Business combinations, the Group has one year from the acquisition date to measure the fair value of the identifiable assets acquired and liabilities assumed. This work has not yet been completed and the amounts reported on December 31, 2016 are therefore provisional figures subject to change during the first half of 2017.

At acquisition date
(in millions of euros)	Liberia	DRC	Burkina Faso	Sierra Leone
Acquisition cost (a)	104	160	521	226
Net book value acquired	8	70	59	(21)
Effects of fair value measurement:
Customer base (1)	10	-	31	6
Trademark (2) (3)	6	1	1	0
Net deferred tax	(4)	(0)	(9)	(2)
Net asset remeasured at fair value (b)	20	71	82	(17)
Goodwill (a)-(b)	84	89	439	243

(1) Depreciation over 5 years in Liberia, 4 years in Burkina Faso and Sierra Leone.
(2) Depreciation over 15 years in Liberia.
(3) Depreciation over 1 year in RDC, Burkina Faso and Sierra Leone (rights of use granted by sellers and rebranding expected in 2017 by the Group).

Fair value has been measured using the relief from royalty method for the brand and the excess earnings method for the customer base.

Goodwill primarily corresponds to the launch of Orange in new African countries and also the expected synergies in the DRC at the acquisition date between Orange RDC and Oasis SA (these two entities merged on September 30, 2016). The reassessment of the business outlook in the DRC as at December 31, 2016 has resulted in an impairment loss for the goodwill (see Note 7.1).

The impact on revenues related to the acquisition of these entities in 2016 amounts to 222 million euros.

ORANGE / 2016 Consolidated financial statements - 28[Back to contents]

Acquisition of Groupama Banque (renamed Orange Bank)

On October 4, 2016, the Group acquired a 65% stake in Groupama Banque. This take-over was carried out through a share exchange between Orange and Groupama for a total amount of 170 million euros, with an impact on consolidated equity. The Group received general and specific warranties.

The allocation of the purchase price to the fair value of the assets acquired and liabilities assumed resulted in negative goodwill which in turn resulted in a gain being recognized under income for the period in accordance with IFRS 3R. This goodwill reflects the low return on equity, the level of which is set by regulation at a high level to allow for this type of activity. On the acquisition date, no shortfall in the profitability of operations can give rise to the recognition of a liability in the purchase price allocation. This also reflects the current characteristics of the banking market: recent acquisitions in the segment have generally been carried out at a price lower than the carrying value of the target entity's equity.

All significant litigations concerning Orange Bank is disclosed Note 16.4.

(in millions of euros)	At acquisition date
Acquisition cost (a)	170
Net book value acquired	214
Effects of fair value measurement: (1)
Assets
Credit portfolio	37
Investment portfolio	99
Hedging instruments	(15)
Other	4
Liabilities
Transactions with customers	(66)
Debt securities	(3)
Net deferred tax	(3)
Net asset remeasured at fair value (b)	267
Badwill (a)-(b)	(97)

(1) The effect of the bank's financial assets and liabilities reameasurement as of the acquisition date will be reversed over future years in profit or loss (against net banking income classified in "Other operating income") according to the maturity of underlying instrument.

The put option, exercisable in 2023, granted by Orange to Groupama on 20% of the capital of Orange Bank was recorded as a financial liability on the acquisition date and the call option granted by Groupama Group on its remaining stake (15%) is an unrecognized commitment (see Note 14.2).

Disposal of Telkom Kenya

In accordance with the agreement signed on November 6, 2015 with Helios Investment Partners, and after obtaining the required authorizations, the Group sold its entire stake in Telkom Kenya on June 10, 2016. This disposal has no material impact on the income of the period.

Changes in the scope of consolidation during 2015

Egypt

On February 22, 2015, the Group exercised its option to acquire the remaining shares held by OTMT in ECMS for a consideration of 210 million euros (including 164 million euros for the 5% ownership interest held by OTMT in ECMS and 46 million euros for the 28.75% voting rights held by OTMT in MT Telecom). This transaction extinguished the financial debt related to the commitment to buy out non-controlling interests.

Disposal of Dailymotion

Orange sold the majority of its interests in Dailymotion to Vivendi: on June 30, 2015, Orange disposed of an 80% interest for 217 million euros, and a further 10% stake in July 2015 for 29 million euros (238 million euros in total, net of disposal costs and cash transferred). The Group granted some warranties, which are usual in such transactions (see Note 14.2).

This transaction resulted in:

•  a gain on disposal of 139 million euros; and

•  a gain of 31 million euros relating to the measurement at fair value of the residual investment.

Orange retained a 10% stake retained in Dailymotion which was measured at fair value at 26 million euros on the basis of the put option granted by Vivendi. As Orange did not exercise this option, Vivendi may in turn exercise the call option granted by Orange, at a set price of 29 million euros.

ORANGE / 2016 Consolidated financial statements - 29[Back to contents]

Acquisition of Jazztel

As a result of a voluntary public tender in cash launched to acquire 100% of Jazztel plc shares, on July 1, 2015, the Group acquired 94.75% of Jazztel against a payment of 3,179 million euros. In August 2015, the Group acquired the remaining shares against a payment of 176 million euros by exercising its squeeze-out right and delisting. The acquisition cost includes the Jazztel shares resulting from the exercise of their stock options by Jazztel employees. The price paid amounted to 3,306 million euros, net of cash acquired (92 million euros).

At the same time, the cash payment for the acquisition resulted in the termination of the pledge of 2.9 billion euros in monetary financial securities that had been provided to counter-guarantee the market guarantee issued as part of the offer. As a reminder, these financial assets had been classified as non-current financial assets (i.e. excluded from cash equivalents) as of December 31, 2014.

Goodwill has been recognized for an amount of 2.1 billion euros, after allocating the purchase price to the identifiable assets acquired and liabilities assumed. The goodwill mainly includes the amount of synergies resulting from the merger of Orange Spain and Jazztel. It is mainly attributable to the optimization of network costs, the distribution of Jazztel offers through Orange stores, the cross-selling of services and finally, the reduction in the use of Telefónica’s fiber network.

(in millions of euros)	At acquisition date
Purchase price	3,355
The costs of Jazztel shares purchase price to release options held by its employees	43
Acquisition cost (a)	3,398
Net book value as of June 30, 2015	486
Effects of fair value measurement:
Customer base (1)	672
Trademark (2)	106
Net deferred tax	39
Net asset remeasured at fair value (b)	1,303
Goodwill (a)-(b)	2,095

(1) Depreciation over 7.5 years.
(2) Depreciation over 15 years.

The impact on revenues of the acquisition of Jazztel in 2015 amounted to 552 million euros.

Médi Telecom’s consolidation

The Group exercised its call option to acquire 9% of Médi Telecom’s capital in July 2015 for a total consideration of 80 million euros, and now holds respectively 49% and 50.1% of the company’s capital and voting rights.

The consolidation of Médi Telecom in the Group’s financial statements resulted in the recognition of goodwill of 237 million euros, after allocating the purchase price to the identifiable assets acquired and liabilities assumed. The remeasurement of previously held interests had no impact on the income statement.

(in millions of euros)	At acquisition date
Purchase price	80
Remeasurement of previously held interests at fair value	335
Acquisition cost (a)	415
Net book value as of June 30, 2015	260
Effects of fair value measurement:
Customer base (1)	100
Trademark (2)	26
Licenses (3)	21
Net deferred tax	(44)
Net asset remeasured at fair value (b)	363
Proportionate share of assets and liabilities attributable to non-controlling interests (c)	(185)
Goodwill (a)-(b)-(c)	237

(1) Depreciation over 5 to 8 years.
(2) Depreciation over 1.5 year.
(3) Depreciation over 17 to 21 years.

The impact on revenues of the acquisition of Médi Telecom in 2015 amounted to 249 million euros.

ORANGE / 2016 Consolidated financial statements - 30[Back to contents]

Changes in the scope of consolidation during 2014

Disposal of Orange Dominicana

Orange sold 100% of Orange Dominicana to Altice on April 9, 2014.

Orange Dominicana’s assets and liabilities, which were classified respectively as "assets held for sale" and "liabilities related to assets held for sale" in the statement of financial position as at December 31, 2013, were released upon disposal.

Based on an enterprise value agreed by the parties, the disposal price of Orange Dominicana’s shares amounted to 1.4 billion dollars, i.e. 1.02 billion euros, net of disposal costs.

The gains on the Orange Dominicana disposal amounted to 280 million euros as at December 31, 2014. The Group paid a capital gain tax to the Dominican tax administration of 237 million dollars, i.e. 172 million euros. The net amount received at the end of December 2014, after taking into account mainly the income tax, amounted to 771 million euros.

Standard guarantees granted in the context of this disposal are mentioned in Note 14.2.

Loss of control of Telkom Kenya

In 2014, Orange intended to implement certain solutions allowing a response to Telkom Kenya’s financial difficulties. Due to continuing disagreements with the government of Kenya, its co-shareholder, Orange concluded it was contractually unable to implement these solutions without the latter’s agreement. This led the Group to conclude that it had lost control over the entity.

Orange’s investment in Telkom Kenya was therefore accounted for under the equity method from December 31, 2014. This change in accounting method had no material impact on the 2014 net income and (83) million euros were reclassified from equity attributable to the non-controlling interests to equity attributable to the owners of the parent company.

ORANGE / 2016 Consolidated financial statements - 31[Back to contents]

Accounting policies

Changes in the scope of consolidation

Entities are fully consolidated if the Group has the following:

•   power over the investee; and

•   exposure, or rights, to variable returns from its involvement with the investee; and

•   the ability to use its power over the investee to affect the amount of the investor’s returns.

When assessing control, IFRS 10 requires judgment and continuous assessment.

Clarifications of when the ownership interest does not imply a de facto presumption are provided in Note 18 (which lists the main consolidated entities).

Joint ventures and companies over which the Group exercises significant influence (generally corresponding to an ownership interest of 20% to 50%) are accounted for using the equity method.

When assessing the level of control or significant influence exercised over a subsidiary or associate, the existence and effect of any exercisable or convertible potential voting rights at the closing date is taken into account.

Material intragroup transactions and balances are eliminated.

Takeovers (business combinations)

Business combinations are accounted for using the acquisition method:

•   the acquisition cost is measured at the fair value of the consideration transferred, including all contingent considerations, at the acquisition date. Subsequent changes in the fair value of contingent considerations are accounted for either through profit or loss or through other comprehensive income, in accordance with the applicable standards;

•   goodwill is the difference between the consideration transferred and the fair value of the identifiable assets and liabilities assumed at the acquisition date, and is recognized as an asset in the statement of financial position. Considering the Group’s activity, the fair value of the identifiable assets generally relates principally to licenses, to contractual customer relationships and to brands (which cannot be recognized as an asset when internally developed), generating induced deferred taxes. When the fair value of assets such as these cannot be observed, the Group applies commonly adopted methods, such as those based on revenues or costs (for example: the "Greenfield" method for the valuation of licenses, the "relief from royalty" method for the valuation of brands and the "excess earnings" method for customer bases).

For each business combination with an ownership interest below 100%, non-controlling interest is measured:

•   either at its fair value: in which case, goodwill is recognized for the portion relating to non-controlling interests;

•   or proportionate to its share of the acquiree's identifiable net assets: in which case, goodwill is only recognized for the share acquired.

Acquisition-related costs are directly recognized in operating income in the period in which they are incurred.

When a business combination is achieved in stages, the previously held equity interest is re-measured at fair value at the acquisition date through operating income. The related other comprehensive income, if any, is fully reclassified to profit or loss.

Internal transfer of consolidated shares

IFRS do not address the accounting treatment for the transfer of consolidated shares within the Group resulting in changes in ownership interest. The Group applies the following accounting policy:

•   the transferred shares are carried at historical cost and the gain or loss on the transfer is fully eliminated in the acquirer’s accounts;

•   the non-controlling interests are adjusted to reflect the change in their share in the equity against Group retained earnings, with no impact on profit and loss and equity.

Assets held for sale

The Group qualifies an asset or group of assets as “held for sale” when:

•   the management is committed to a plan to sell;

•   the asset is available for immediate sale in its current state (subject to any conditions precedent that are usual in such disposals); and

•   the sale is highly probable, within 12 months.

Thus, when the Group is committed to a plan to sell involving the loss of control or significant influence of one of its assets, it classifies all of the assets and liabilities of the subsidiary concerned under a separate line in the statement of financial position: "Assets/Liabilities held for sale", for a value corresponding to the lower of the net carrying value and the fair value less disposal costs.

In addition, when the asset or group of assets held for sale represents a major line of business, its contribution to the income statement is presented separately (below “consolidated net income of continuing operations”); its cash flow contribution is presented in the statement of cash flows.

ORANGE / 2016 Consolidated financial statements - 32[Back to contents]

NOTE 4         Sales

4.1        Revenues

Revenue is presented in the segment information (see Note 1.1). It combines the following product lines (excluding Enterprise and International Carriers and Shared Services):

•  mobile services: revenues generated by incoming and outgoing calls (voice, SMS and data) network access fees, value-added services, Machine to Machine, roaming revenues from customers of other networks (national and international), revenues from Mobile Virtual Network Operators (MVNO) and from network sharing;

•  mobile equipment sales: sales of subsidized and unsubsidized mobile devices and equipment, excluding sales of accessories;

•  fixed-line services: revenues from traditional fixed-line telephony, fixed broadband services, business solutions and networks (except the France operating segment, for which business solutions and networks are carried by the Enterprise operating segment), and revenues from carrier services (national and international interconnections, unbundling and wholesale sales of telephone lines);

•  other revenues: revenues from the sale and rental of fixed-line equipment, sales of mobile accessories and other miscellaneous revenues.

Enterprise operating segment revenues are presented for the following product lines:

•  voice services: voice services include historical voice services (PSTN access), Voice over Internet Protocol (VoIP) products, audio conference services, as well as incoming traffic for call centers;

•  data services: data services include data on a historical basis still offered by Orange Business Services (Frame Relay, Transrel, leased lines, narrow-band), those having reached a certain maturity such as IP-VPN, and broadband infrastructure products such as satellite or fiber optic access. Data services also include broadcasting and Business Everywhere roaming offers;

•  IT and integration services: unified communication and collaboration services (LAN and telephony, consultancy, integration, project management), hosting and infrastructure services (including Cloud Computing), applications services (customer relations management and other applications services), security services, video conference offers, as well as sales of equipment related to the above products and services.

Revenues from the International Carriers & Shared Services operating segment cover:

•  the roll-out of the international and long-distance network, installation and maintenance of submarine cables, and sales and services to international carriers;

•  shared services including support and cross-divisional functions spanning the entire Group, Sofrecom and its subsidiaries, the operations in Content and Audience and the Orange brand. For the most part, shared services are rebilled to other operating segments through brand royalties, Group services fees and special case-by-case rebilling.

ORANGE / 2016 Consolidated financial statements - 33[Back to contents]

Accounting policies

Revenues from the Group’s activities are recognized and presented as follows.

Separable components of bundled offers and related offers: numerous service offers available on the Group's main markets include two components: an equipment component (e.g. a mobile handset) and a service component (e.g. a talk plan).

Hence, for bundled offers including a handset sold at a discounted price and a telecommunication service, revenues recognized for the handset sale are limited to the amount of the arrangement that is not contingent upon the rendering of telecommunication services, i.e. the amount paid by the customer for the terminal: this amount is usually the amount paid at the delivery, or the discounted amounts paid over a 12 or 24-month period with respect to the offers paid by installments.

For offers that cannot be separated into identifiable components, revenues are recognized in full over the life of the contract. The main case for which this method is used is connection to the service: this is not a separately identifiable transaction from subscription and communications, and connection fees are therefore recognized over the average expected life of the contractual relationship.

Where separable, revenues from equipment sales are recognized when the significant risks and rewards of ownership are transferred to the buyer. The provision of an Internet box does not constitute either a separable component of the Internet access service offer nor a rental because Orange maintains control of the box and its usage.

When equipment - associated with the subscription of telecommunication services - is sold by a third-party retailer who purchases it from the Group and receives compensation for signing up the customer, the related revenues are:

•  recognized when the equipment is sold to the end-customer;

•  assessed by the Group taking into account the best estimate of the retail price to the end-customer and any subsidies granted to the retailer at the time of the sale and passed on to the end-customer in the form of a rebate on the equipment.

Equipment for which a right of use is granted is analyzed in accordance with IFRIC 4 "Determining Whether an Arrangement Contains a Lease" in order to determine whether IAS 17 "Leases" is applicable. Equipment lease revenues are recognized on a straight-line basis over the life of the lease agreement, except in the case of finance leases, which are accounted for as sales on credit.

Service revenues: with regards to the mass market and the corporate market, revenues from telephone subscriptions and Internet access are recognized on a straight-line basis over the subscription period and revenues from charges for incoming and outgoing telephone communications, international roaming and data exchange invoiced to customers are recognized when the service is rendered. The Group offers customized solutions to its Enterprise customers: management of the telecommunication network, access, voice and data transmission and migration. The contingent commercial discounts granted under these arrangements are recorded as a deduction from revenues based on the specific terms of each arrangement. Migration costs incurred by the Group under these arrangements are expensed when incurred except when the arrangements include an early termination penalty clause.

With regards to the operators, wholesale connection subscriptions are recognized on a prorata basis as this represents the best estimate of the consumption of the service, while wholesale voice or data transfers (termination on the Orange network, international traffic) are recognized when the service is rendered. Between the major transit carriers ("International Carriers"), transfers of minutes are invoiced and recorded gross (and often settled on a net basis) and transfers of data are not charged ("free peering"). Over-The-Top service providers (OTT) (like Google, Apple, Microsoft, etc.) are not charged for the data they send ("free peering" and "net neutrality") and hence no revenues are recognized.

Revenues from the sale of transmission capacity on terrestrial and submarine cables, as well as from offers providing access to the local loop, are recognized on a straight-line basis over the life of the contract.

The gross or net accounting for revenue sharing arrangements and supply of content depends on the analysis of the facts and circumstances surrounding each transaction. Thus, revenues are recognized on a net basis when the provider is responsible for supplying the content provided to the end-customer and for setting the price. This principle is applied notably for revenues-sharing arrangements (numbers with special rates, etc.) and for revenues from the sale or supply of content (audio, video, games, etc.) through the Group's various communication systems (mobile, PC, TV, fixed-line telephony, etc.).

The Group’s commercial arrangements incorporate service level commitments (delivery time, service reinstatement time). These service level agreements cover commitments provided by the Group under the order, delivery, and after sales services process. If the Group fails to comply with one of these commitments, then it pays compensation to the end-customer, which is usually a tariff reduction deducted from revenues. Such penalties are recorded when it is likely that they will be paid.

Revenues are stated net of discounts. With respect to certain commercial offers where customers sign up for a fixed period, the Group offers a free service or temporary price reduction. When these free services are conditional upon a commitment for a certain period of time, the total revenues generated under the contract may be spread over the total period of the contractual agreement.

Loyalty points awarded to customers are considered as a separable component to be delivered in the transaction that triggered the acquisition of these points. Part of the invoiced revenues are allocated to these points based on their fair value taking into account an estimated utilization rate, and deferred until the date on which the points are definitively converted into benefits. Fair value is defined as the excess in value of the benefit granted to the loyal customer over the sales incentive that would be granted to any new customer. This principle is applied for both types of loyalty programs that exist within the Group, those with and those without a contractual renewal obligation.

The public-private service concession agreements are accounted for in accordance with IFRIC 12 "Service Concession Arrangements". Revenues are recognized under the percentage of completion method in accordance with IAS 11 during the construction period, and in accordance with IAS 18 during the operating and maintenance period.

The Group has a right to receive a consideration from either the public entity or the users of the public service in exchange for its operator’s activities. This right is accounted for as:

•  an intangible asset, if the Group has a right to charge users of the public service. This asset is measured at the infrastructure fair value and depreciated over the agreement period;

•  a financial receivable, if the Group has an unconditional right to receive payments from the public entity. This asset is measured at the infrastructure fair value and accounted for at amortized cost.

ORANGE / 2016 Consolidated financial statements - 34[Back to contents]

4.2        Other operating income

(in millions of euros)	2016	2015	2014
Income from universal service	10	18	14
Late-payment fees on trade receivables	58	45	44
Brand and management fees (1)	24	93	124
Tax credits and subsidies	70	39	43
Proceeds from the disposal of fixed assets	126	58	41
Net banking income	21	-	-
Other income	430	389	448
Total	739	642	714

(1) Invoiced to certain unconsolidated entities.

Net banking income in the consolidated income statement is the net balance of the income and expenses of Orange Bank's banking operations. It is prepared in accordance with accounting practices that are commonly used in France in the banking sector.

Other income is predominantly comprised of income on impaired trade receivables, income relating to line damages, penalties and customer reimbursements.

4.3        Trade receivables

(in millions of euros)	2016	2015
Net book value of trade receivables in the opening balance	4,876	4,612
Business related variations	(87)	59
Changes in the scope of consolidation (1)	78	189
Translation adjustment (2)	(122)	21
Reclassifications and other items (3)	219	(5)
Reclassification to assets held for sale	-	-
Net book value of trade receivables in the closing balance	4,964	4,876

(1) Mainly Burkina Faso in 2016 and Jazztel in 2015.
(2) In 2016, the change in currency translation adjustment is essentially related to the effect of the devaluation in the egyptian currency.

(3) Includes foremost receivables resulting from financial lease offers on firm's equipments proposed by Orange Lease, which have been reclassified in “trade receivables” to uniform the treatment of the offers resulting from deferred payment (see accounting policies).

As at December 31, 2014, Orange was committed to a securitization program for trade receivables in France. As Orange retains the risks related to the trade receivables subject to the program, and in particular the credit risk, the conditions for de-recognition were not met. Accordingly, these receivables and the external liabilities of the securitization vehicle remain in the statement of financial position. In 2015, Orange terminated the sale of receivables to securitization mutual funds. Those securitization mutual funds were subsequently liquidated.

Following the commercialization to its clients of sales offers to buy mobile telephones with payment by installments over 24 months, in 2015 Orange Spain implemented a sale without recourse program for the related receivables. Those receivables are derecognized from the balance sheet. The receivables sold as at December 31, 2016 generated an early receipt of approximately 185 million euros (approximately 100 million euros at December 31, 2015).

(in millions of euros)	December 31, 2016	December 31, 2015	December 31, 2014
Trade receivables depreciated according to their age	905	920	967
Trade receivables depreciated according to other criteria	568	466	384
Net trade receivables past due	1,473	1,386	1,351
Not past due	3,491	3,490	3,261
Net trade receivables	4,964	4,876	4,612
o/w short-term trade receivables	4,683	4,773	4,450
o/w long-term trade receivables (1)	281	103	162
o/w net trade receivables from telecom activities	4,964	4,876	4,612
o/w net trade receivables from bank activities	-	-	-

(1) Includes receivables from sales of handset with payment on instalments that are payable in more than 12 months and receivables from financial lease offers on firm's equipment (see accounting policies).

ORANGE / 2016 Consolidated financial statements - 35[Back to contents]

The following table provides an aging balance at closure of the net trade receivables which are past due and impaired according to their age:

(in millions of euros)	December 31, 2016	December 31, 2015	December 31, 2014
Past due - under 180 days	569	585	696
Past due - 180 to 360 days (1)	143	169	117
Past due - over 360 days (1)	193	166	154
Total net trade receivables past due and depreciated according to their age	905	920	967

(1) Mainly includes receivables from government departments, local authorities and telecommunication operators.

The table below provides an analysis of the change in impairment for trade receivables in the statement of financial position:

(in millions of euros)	2016	2015	2014
Allowances on trade receivables - Opening balance	(820)	(661)	(785)
Net addition with impact on income statement	(275)	(279)	(269)
Losses on trade receivables	315	390	310
Changes in the scope of consolidation (1)	(3)	(233)	45
Translation adjustment	18	(5)	(9)
Reclassifications and other items	(9)	(32)	47
Reclassification to assets held for sale	-	-	-
Allowances on trade receivables - Closing balance	(774)	(820)	(661)

(1) Mainly Jazztel and Médi Telecom in 2015.

Accounting policies

The trade receivables are mainly short-term with no stated interest rate and are measured at original invoice amount. Those receivables which include deferred payment terms over 12 or 24 months for the benefit of customers who discounted and classified as current items. Receivables from financial lease offers on firms equipment are recognized as current operating receivables because they are acquired in the normal course of business.

Impairment of trade receivables is based on two methods:

•  a statistical method: this is based on historical losses and leads to a separate impairment rate for each ageing balance category. This analysis is performed over a homogenous group of receivables with similar credit characteristics because they belong to a customer category (mass-market, small offices and home offices);

•  a stand-alone method: the assessment of impairment probability and its amount are based on a set of relevant qualitative factors (ageing of late payment, other balances with the counterpart, rating from independent agencies, geographical area). This method is used for carriers and operators (national and international), local, regional and national authorities and for large accounts of Enterprise Communication Services.

Impairment losses identified for a group of receivables represent the step preceding impairment identification for individual receivables. When information is available (clients in bankruptcy or subject to equivalent judicial proceedings), these receivables are then excluded from the statistical impairment database and individually impaired.

The trade receivables may be part of securitization programs. When they are sold to consolidated special purpose entities, they are still recognized in the statement of financial position. Other sales to financial institutions may lead to receivables de-recognition.

4.4        Deferred income

(in millions of euros)	December 31, 2016	December 31, 2015	December 31, 2014
Prepaid cards	266	310	309
Service access fees	704	664	670
Loyalty programs	58	76	71
Other deferred revenue (1)	1,021	987	868
Other deferred operating income	85	99	38
Total	2,134	2,136	1,956

(1) Mainly includes subscription fees.
(in millions of euros)	2016	2015
Deferred income in the opening balance	2,136	1,956
Business related variations	(33)	97
Changes in the scope of consolidation	77	55
Translation adjustment	(56)	16
Reclassifications and other items	10	12
Reclassification to assets held for sale	-	-
Deferred income in the closing balance	2,134	2,136

ORANGE / 2016 Consolidated financial statements - 36[Back to contents]

4.5        Other assets

(in millions of euros)	December 31, 2016	December 31, 2015	December 31, 2014
Advances and downpayments	99	85	92
Submarine cable consortiums	235	410	243
Security deposits paid	78	57	54
Orange Money - isolation of electronic money (1)	319	-	-
Others	448	516	364
Total	1,179	1,068	753

(1) These receivables are offset by the liabilities of the same amount (see accounting policies and Note 5.7).

The increase in other "Submarine cable consortium" assets between 2014 and 2015 is due to the beginning of the second phase of construction of the ACE (Africa Coast to Europe) submarine cable during the third quarter of 2015.

(in millions of euros)	2016	2015
Other assets in the opening balance	1,068	753
Business related variations	24	304
Changes in the scope of consolidation (1)	98	12
Translation adjustment	(16)	4
Reclassifications and other items	5	(5)
Reclassification to assets held for sale	-	-
Other assets in the closing balance	1,179	1,068
o/w other non-current assets	106	85
o/w other current assets	1,073	983

(1) Mainly Burkina Faso in 2016.

Accounting policies

Other assets relating to "Submarine cable consortiums" are receivables from submarine cable consortium members when Orange is in charge of centralizing the payments to the equipment suppliers that build and manage these cables. These receivables are offset by the liabilities of the same amount (see Note 5.7).

Orange Money is a universal solution for money transfer, payments and access to financial services via an electronic money ("e-money") account linked to an Orange mobile number.

Since 2016, the Orange group has become an Electronic Money Issuer ("EMI") in some of the countries in which it operates, via dedicated, approved, internal subsidiaries. Regulations state that EMIs, as last-resort guarantors for the reimbursement of e-money holders, are obliged to restrict the funds collected in exchange for the issue of e-money (obligation to protect holders). The e-money distribution model relies on Orange's operational subsidiaries and third-party distributors. EMIs issue e-money (or units of value "UV") at the request of these distributors in exchange for funds collected therefrom. The distributors then transfer the e-money to end holders.

Within the Orange group, this restriction includes the protection of third-party holders (distributors and customers).

These transactions have no impact on the net debt of the Group and are reflected in the Group's accounts by two new headings on the statement of financial position:

•  assets restricted to an amount equal to the e-money in circulation outside of the Orange Group (or UV in circulation);

•  UV in circulation under liabilities, representing the obligation to reimburse the third-party holders (customers and third-party distributors).

These two headings are presented under "other assets" and "other liabilities" and under operating activities as "change in working capital requirement".

ORANGE / 2016 Consolidated financial statements - 37[Back to contents]

4.6        Related party transactions

The State is one of the main shareholders, either directly or through Bpifrance Participations. The telecommunication services provided to the French State are provided as part of competitive processes led by each service by nature of the services and have no significant impact on consolidated revenues.

Transactions with associates and joint ventures are presented in Note 10.

Accounting policies

Orange group’s related parties are listed below:

•  the Group's key management personnel and their families (see Note 6);

•  the French State, its departments in Bpifrance Participations and central State departments (see Notes 9 and 13);

•  associates, joint ventures and companies in which the Group owns a material shareholding (see Note 10).

NOTE 5         Purchases and other expenses

5.1        External purchases

(in millions of euros)	2016	2015	2014
Commercial expenses and content rights	(6,800)	(6,549)	(6,499)
o/w costs of terminals and other equipment sold	(3,970)	(3,920)	(3,840)
o/w advertising, promotional, sponsoring and rebranding costs	(894)	(850)	(840)
Service fees and inter-operator costs	(5,459)	(5,228)	(4,743)
Other network expenses, IT expenses	(2,999)	(2,871)	(2,830)
Other external purchases	(3,023)	(3,049)	(3,179)
o/w rental expenses	(1,156)	(1,163)	(1,157)
Total	(18,281)	(17,697)	(17,251)

Accounting policies

Firm purchase commitments are disclosed as unrecognized contractual commitments.

Subscriber acquisition and retention costs, other than loyalty programs costs, are recognized as an expense in the period in which they are incurred, that is to say on acquisition or renewal. In certain cases, contractual clauses with distributors provide for incentives based on the revenues generated and received: these incentives are recorded as expenses upon recognition of these revenues.

Advertising, promotion, sponsoring, communication and brand marketing costs are recorded as expenses during the period in which they are incurred.

Onerous contracts: During the course of a contract, when the economic circumstances that prevailed at inception change, some commitments towards the suppliers may become onerous, i.e. the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it: this may be the case with leases that include surplus space following space release due to technological or staffing changes. The onerous criteria are accounted for when the entity implements a detailed plan to reduce its commitments.

5.2        Other operating expenses

(in millions of euros)	2016	2015	2014
Expense from universal service	(47)	(30)	(35)
Allowances and losses on trade receivables - telecom activities	(275)	(279)	(269)
Litigations	(86)	(506)	(485)
Cost of bank credit risk	(2)	-	-
Other expense	(133)	(254)	(67)
Total	(543)	(1,069)	(856)

Allowances and losses on trade receivables are detailed in Note 4.3.

Litigation-related expenses that were the subject of provisions or immediate payment in 2015 mainly included a fine of 350 million euros relating to a dispute concerning competition on the Enterprise market, as well as the effects of the asset portfolio restructuring. In 2014, litigation expenses mainly included the payment of the litigation costs provided for in the memorandum of understanding signed in March 2014 between the Group and Bouygues Telecom to bring several disputes to an end.

The cost of credit risk exclusively applies to Orange Bank and includes impairment charges and reversals on fixed-income securities, loans and receivables to customers as well as impairment charges and reversals relating to guarantee commitments given, losses on receivables and recovery of amortized debts.

ORANGE / 2016 Consolidated financial statements - 38[Back to contents]

5.3        Restructuring and integration costs

(in millions of euros)	2016	2015	2014
Restructuring costs	(428)	(151)	(439)
Departure plans (1)	(128)	(80)	(43)
Lease property restructuring (2)	(74)	36	(316)
Distribution channels (3)	(181)	(98)	(40)
Contents	-	(3)	(11)
Impairment of assets related to onerous contracts	(25)	-	-
Other	(20)	(6)	(29)
Integration costs	(71)	(21)	-
Jazztel (4)	(43)	(21)	-
Acquisition costs of investments	(23)	-	-
Other	(5)	-	-
Total	(499)	(172)	(439)

(1) Mainly departure plan announced by Orange Spain in 2016 (approximately 500 people), Orange Polska in 2015 and Orange Business Services in 2014.
(2) Essentially related to vacant leases in France.
(3) Concerns the end of the relationship with some indirect distributors in France.
(4) Mainly related to termination of operational contracts as part of the integration of the activities of Jazztel (principally linked to IRUs and other leased lines).

Some restructuring and integration costs are directly recorded as expense and are not included in the movements of provisions:

(in millions of euros)	2016	2015	2014
Restructuring and integration provision - opening balance	414	498	312
Additions with impact on income statement	234	122	349
Reversals releases with impact on income statement	(19)	(60)	(7)
Discounting with impact on income statement	-	-	1
Utilizations without impact on income statement	(205)	(147)	(157)
Changes in the scope of consolidation	-	-	-
Translation adjustment	(1)	2	1
Reclassifications and other items	(48)	(1)	(1)
Reclassification to assets held for sale	-	-	-
Restructuring and integration provision - closing balance	375	414	498
o/w non-current provisions	185	225	336
o/w current provisions	190	189	162

Accounting policies

Restructuring costs are costs of programs regularly incurred by the Group in the reorganization and/or transformation of its business.

Provisions are recognized only when the restructuring has been announced and the Group has drawn up or started to implement a detailed formal plan prior to the end of the reporting period.

The types of costs approved by the Group as restructuring costs primarily consist of:

•  employee departure plans;

•  indemnities paid to suppliers to terminate a contract (distribution networks, content operations, etc.);

•  cost of unoccupied buildings;

•  transformation plans for communication network infrastructures.

Integration costs are a specific type of restructuring costs. These costs are incurred upon the acquisition of legal entities. They are incurred over a maximum period of 12 months following the acquisition date.

The types of integration costs approved by the Group primarily consist of restructuring costs generated through the acquisition of an entity and the costs linked to the acquisition of the entity.

ORANGE / 2016 Consolidated financial statements - 39[Back to contents]

5.4        Broadcasting rights and equipment inventories

(in millions of euros)	December 31, 2016	December 31, 2015	December 31, 2014
Handset inventories	594	554	511
Other products/services sold	29	26	21
Available broadcasting rights	45	50	42
Others supplies	205	185	179
Gross value	873	815	753
Depreciation	(54)	(52)	(44)
Provision	819	763	709

(in millions of euros)	2016	2015
Inventories in the opening balance	763	709
Business related variations	62	42
Changes in the scope of consolidation	3	(1)
Translation adjustment	(9)	1
Reclassifications and other items	(0)	12
Reclassification to assets held for sale	-	-
Inventories in the closing balance	819	763

Accounting policies

Network maintenance equipment and equipment intended for sale to customers are measured at the lower of cost or likely realizable value. For equipment intended for sale to customers, this takes into account expected revenues from the sale of subscriptions comprising an equipment sale. The cost corresponds to the purchase or production cost determined by the weighted average cost method.

Handset inventories include inventories treated as consignment with distributors when these are qualified, for accounting purposes, as agents in the sales of handsets bought from the Group (48 million euros in 2016, 70 million euros in 2015 and 76 million euros in 2014).

Film or sports broadcasting rights are recognized in the statement of financial position when they are available for exhibition and expensed when broadcast.

5.5        Prepaid expenses

(in millions of euros)	December 31, 2016	December 31, 2015	December 31, 2014
Prepaid rentals and external purchases	512	463	368
Other prepaid operating expenses	28	32	24
Total	540	495	392

(in millions of euros)	2016	2015
Prepaid expenses in the opening balance	495	392
Business related variations	35	87
Changes in the scope of consolidation	17	6
Translation adjustment	(18)	9
Reclassifications and other items	10	1
Reclassification to assets held for sale	-	-
Prepaid expenses in the closing balance	540	495
ORANGE / 2016 Consolidated financial statements - 40[Back to contents]

5.6        Trade payables

(in millions of euros)	2016	2015
Trade payables in the opening balance	6,227	5,775
Business related variations	80	86
Changes in the scope of consolidation (1)	134	272
Translation adjustment (2)	(116)	29
Reclassifications and other items (3)	(114)	65
Reclassification to assets held for sale	-	-
Trade payables in the closing balance	6,211	6,227
o/w trade payables from telecom activities	6,165	6,227
o/w trade payables from bank activities	46	-

(1) Mainly Burkina Faso in 2016 and Jazztel and Médi Telecom in 2015.
(2) In 2016, the changes in currency translation adjustment are essentially related to the effect of the devaluation in the egyptian currency.
(3) Mainly Médi Telecom in 2016.

Supplier payment terms are mutually agreed between the suppliers and Orange in accordance with the rules in force. Certain key suppliers and Orange have agreed to a flexible payment schedule which, for certain invoices, can be extended up to six months.

Trade payables and fixed asset payables that were subject to an extension for payment, and had an impact on the change in working capital requirement at the end of the period, amounts to approximately 320 million euros at December 31, 2016, approximately 370 million euros at the end of 2015 and approximately 40 million euros at the end of 2014.

Accounting policies

Trade payables resulting from trade transactions and settled in the normal operating cycle are classified as current items. They include those that have been financed by the supplier (with or without notification of transfer to financial institutions) under direct or reverse factoring, and those for which the supplier proposed an extended payment period to Orange and for which Orange confirmed the payment arrangement under the agreed terms. Orange considers these financial liabilities to carry the characteristics of trade payables, in particular due to the ongoing trade relationship, the payment schedules ultimately consistent with the operational cycle of a telecommunications operator in particular for the purchase of primary infrastructures, the supplier's autonomy in the anticipated relationship and a financial cost borne by Orange that corresponds to the compensation of the supplier for the extended payment schedule agreed.

For payables without specified interest rates, they are measured at nominal value if the interest component is negligible. For interest bearing payables, the measurement is at amortized cost.

5.7        Other liabilities

(in millions of euros)	December 31, 2016	December 31, 2015	December 31, 2014
Provisions for litigations	537	528	491
Cable network access fees (URI)	240	285	331
Submarine cable consortium (1)	235	410	243
Security deposit received	198	232	219
Orange Money - units in circulation (1)	319	-	-
Others (2)	610	1,032	687
Total	2,138	2,487	1,971
o/w other non-current liabilities	608	792	677
o/w other current liabilities	1,530	1,695	1,294

(1) See Note 4.5.
(2) Includes the amend for the Enterprises Market litigation for 350 million euros booked in 2015 and paid in 2016.
(in millions of euros)	2016	2015
Other liabilities in the opening balance	2,487	1,971
Business related variations (1)	(432)	477
Changes in the scope of consolidation	75	5
Translation adjustment	(19)	9
Reclassifications and other items	27	25
Reclassification to assets held for sale	-	-
Other liabilities in the closing balance	2,138	2,487

(1) Includes the amend for the Enterprises Market litigation for 350 million euros booked in 2015 and paid in 2016.
(in millions of euros)	2016	2015	2014
Provisions for litigations - opening balance	528	491	414
Additions with impact on income statement	24	478	194
Reversals with impact on income statement	(7)	(56)	(19)
Discounting with impact on income statement	4	4	4
Utilizations without impact on income statement (1)	(13)	(402)	(68)
Changes in the scope of consolidation	(6)	1	(36)
Translation adjustment	(5)	-	(2)
Reclassifications and other items	12	12	4
Reclassification to assets held for sale	-	-	-
Provisions for litigations - closing balance	537	528	491
o/w non-current provisions	69	85	61
o/w current provisions	468	443	430

(1) Included, in 2015, amend for the Enterprises Market litigation for 350 million euros reclassified in debts to be paid, and paid in 2016.

Payments related to certain litigation are directly recorded in other operating expenses (see Note 5.2).

The Group’s significant litigations are described in Note 16.

ORANGE / 2016 Consolidated financial statements - 41[Back to contents]

Accounting policies

Litigation

In the ordinary course of business, the Group is involved in a number of legal and arbitration proceedings and administrative actions described in Note 16.

The costs which may result from these proceedings are accrued at the reporting date when the Group has a present obligation towards a third party resulting from a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of that liability can be quantified or estimated within a reasonable range. The amount of provision recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk. Where appropriate, litigation cases may be analyzed as contingent liabilities, which correspond to:

•  probable obligations arising from past events that are not recognized because their existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the Company’s control; or

•  present obligations arising from past events that are not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or because the amount of the obligation cannot be measured with sufficient reliability.

5.8        Related party transactions

Orange does not purchase goods or services from the French State (either directly or via Bpifrance Participations), except the use of spectrum resources. These items are allocated after a competitive process.

ORANGE / 2016 Consolidated financial statements - 42[Back to contents]

NOTE 6         Employee benefits

6.1        Labor expenses

(in millions of euros)	Note	2016	2015	2014
Average number of employees (full-time equivalents) (1)		141,257	144,499	151,638
Wages and employee benefit expenses		(8,625)	(8,852)	(8,827)
o/w wages and salaries (2)		(6,074)	(6,164)	(6,184)
o/w social security charges		(2,104)	(2,191)	(2,241)
o/w French part-time for seniors plans	6.2	(432)	(455)	(358)
o/w capitalized costs (3)		809	792	770
o/w other labor expenses (4)		(824)	(834)	(814)
Employee profit sharing		(180)	(197)	(191)
Share-based compensation	6.3	(61)	(9)	(78)
Total		(8,866)	(9,058)	(9,096)
Net interest on the net defined liability		(28)	(29)	(49)
Actuarial (gains)/losses generated during the year		(80)	53	(150)

(1) Of whom 50% were French civil servants (compared with 56% at December 31, 2015 and 59% at December 31, 2014)
(2) Net of 98 million euros for competitiveness and employment tax credit for 2016 in France (104 million euros at December 31, 2015 and 110 million euros at December 31, 2014).
(3) Capitalized costs correspond to labor expenses included in the cost of assets produced by the Group.
(4) Other labor expenses comprise other short-term allowances and benefits, payroll taxes, post-employment benefits and other long term benefits (excluding French part-time for senior plans).

6.2        Employee benefits

(in millions of euros)	December 31, 2016	December 31, 2015	December 31, 2014
Post-employment benefits (1)	998	936	984
Other long-term benefits	2,616	2,693	2,567
o/w French part-time for seniors plans	1,956	2,056	2,002
Provision for employment termination benefits	7	1	1
Other employee-related payables and payroll taxes due	1,631	1,668	1,629
Provision for social risks and litigations	43	58	42
Total	5,295	5,356	5,223
o/w non-current employee benefits	3,029	3,142	3,239
o/w current employee benefits	2,266	2,214	1,984

(1) Does not include defined contribution plan.

Benefits to be paid are estimated based on Group headcount as at December 31, 2016, including rights not acquired at December 31, 2016, but for which it is assumed the rights will be acquired by the year 2040 approximately:

	Schedule of benefits to be paid, undiscounted
(in millions of euros)	2017	2018	2019	2020	2021	2022 and beyond
Post-employment benefits	52	47	50	48	56	2,525
Other long-term benefits (1)	629	632	552	370	158	103
o/w French part-time for seniors plans	563	568	477	290	90	14
Total	681	679	602	418	214	2,628

(1) Provisions for time saving account and long-term leave and long-term sick leave not included.
ORANGE / 2016 Consolidated financial statements - 43[Back to contents]

Types of post-employment benefits and other long-term benefits

In accordance with the laws and practices in force in the countries where it operates, the Group has obligations in terms of employee benefits:

•  With regard to retirement, the majority of employees are covered by defined contribution plans required by law or under national agreements. In France, civil servants employed by Orange SA are covered by the French government sponsored civil and military pension plan. Orange SA’s obligation under the plan is limited to the payment of annual contributions (French law No. 96-660 dated July 26, 1996). Consequently, Orange SA has no further obligation to fund future deficits of the pension plans covering its own civil servant employees or any other civil service plans. Expenses recognized under the terms of defined contribution pension plans amounted to 863 million euros in 2016 (980 million euros in 2015 and 1,035 million euros in 2014);

•  The Group has committed to a limited number of annuity-based defined benefit plans: notably the Equant plans in the United Kingdom for 326 million euros and a plan for senior management staff in France for 213 million euros. Plan assets were transferred to these plans in the United Kingdom and in France. A few years ago, these plans were closed to new subscribers and also closed in the United Kingdom with regard to the acquisition of rights;

•  The Group has also committed to capital-based defined benefit plans where, in accordance with the law or contractual agreements, employees are entitled to certain lump-sum payments or bonuses either on retirement or subsequent to retirement, depending on their years of service and end of career salary; this essentially relates to bonuses due upon retirement in France, particularly for employees under private-law contracts (550 million euros for Orange SA, equal to 72% of the capital-based plans) and for civil servants (61 million euros, equal to 8% of capital-based plans);

•  Other post-employment benefits are also granted to retired employees: these are benefits other than pensions;

•  Other long-term benefits may also be granted such as seniority awards, long-term compensated absences and French part-time for seniors plans (TPS).

As part of renegotiations of intergenerational plans, the 2012 part-time for seniors plan was extended for a duration of one year. The part-time for seniors plans (2009, 2012 and 2015) are accessible to civil servants and employees under private contract from the French entities who are eligible for full retirement benefits within 3 to 5 years and who have at least 15 years’ service within the Group. Eligible employees are those who will retire by 2021.

These plans give employees the opportunity to work 50% or 60% of a full-time job whilst receiving:

•   a base salary amounting to 80% of full-time employment;

•   the retirement entitlement benefits of full-time employment during the period in question (both the company’s and the employee’s contributions);

•   a minimum salary level.

These plans last for a period of at least 18 months and no longer than 5 years.

The beneficiaries may decide to invest part of their base compensation (5%, 10% or 15%) in a Time Savings Account (CET), with an additional Group contribution. The CET allows for a reduction in the amount of time worked.

The number of employees who are or will be participating in the French part-time for seniors plans and thus included in the provision, is estimated at 19,000 employees at December 31, 2016.

Key assumptions used to calculate the amount of obligations

The assessment of post-employment benefits and other long-term benefits is based on retirement age calculated in accordance with the provisions applicable to each plan and the necessary conditions to ensure entitlement to a full pension, both of which are often subject to legislative changes.

The valuation of the obligation of the French part-time for seniors plans is sensitive to estimates of the potentially eligible population and to the sign-up rate for the plans (estimated at 69% on average), and the trade-offs that the beneficiaries will ultimately make between the different schemes proposed.

The discount rates used for the euro zone (which accounts for 89% of Orange’s pension and other long-term employee benefit obligations) are as follows:

	December 31, 2016	December 31, 2015	December 31, 2014
Higher than 10 years	1.45% to 1.85%	2.05% to 2.25%	2.05% to 2.35%
Lower than 10 years	-0.10% to 1.45% (1)	0.10% to 1.05%	0.20% to 1.15%

(1) -0.10% rate has been used to value the obligation regarding the French part-time for seniors plans (versus 0.10%, 0.25% and 0.50% as at December 31, 2015).

The discount rates used for the euro zone are based on corporate bonds rated AA, with a duration equivalent to the duration of the obligations.

The increase in annuities of the Equant plans in the United Kingdom is based on inflation (3.30% used) up to 5%. In France, the revaluation of the annuity-based plan for senior management is based on the INSEE consumer price index (2% used).

ORANGE / 2016 Consolidated financial statements - 44[Back to contents]

The main capital-based defined benefit plan (retirement bonuses for employees under private-law contracts in France) is principally sensitive to employment policy assumptions (Orange has historically had high numbers of staff at retirement age). The estimated increase in the capital of this plan is based on a long-term inflation assumption of 2% associated with the effect of a higher “GVT” [1].

The impacts on pension benefit obligations of changes in key assumptions would be as follows:

(in millions of euros)
Rate increase by 50 points		Rate decrease by 50 points
Discount rates (1)	(109)	120

	Rate decrease by 5 points	Rate increase by 5 points
Sign-up rates for French part-time for seniors plans	(44)	44

(1) Includes (18) million euros for the French part-time for seniors plans.

Commitments and plan assets

	Post-employment benefits			Long-term benefits		2016	2015	2014
(in millions of euros)	Annuity-based plans	Capital-based plans	Others	French part-time for seniors plans (TPS)	Others
Total benefit obligations - opening balance	532	706	72	2,056	643	4,009	3,896	3,589
Service cost	3	29	-	58	83	173	455	288
Net interest on the defined benefit liability	11	18	0	5	3	37	38	67
Actuarial losses/(gains) arising from changes of assumptions	66	17	6	101	-	190	19	350
o/w arising from change in discount rate	57	40	7	11	-	115	(16)	201
Actuarial losses/(gains) arising from experience	-	24	(1)	273	(4)	292	74	65
Benefits paid	(19)	(24)	(4)	(537)	(56)	(640)	(493)	(419)
Other (1)	(46)	(4)	1	-	(3)	(52)	20	(44)
Total benefit obligations - closing balance (a)	547	766	74	1,956	666	4,009	4,009	3,896
o/w benefit obligations in respect of employee benefit plans that are wholly or partly funded	547	4	-	-	8	559	541	519
o/w benefit obligations in respect of employee benefit plans that are wholly unfunded	-	762	74	1,956	658	3,450	3,468	3,377
Weighted average duration of the plans (in years)	17	13	16	2	-	6	6	6

(1) Including, in 2016, (46) million euros of foreign exchange on annual-based plans in the United Kingdom.

Funded annuity-based plans represent 14% of Group social commitments.

[1] “Wage drift - Seniority - Job-skills”: annual change in total payroll costs independent of general or categorical increases in wages and salaries, due to in-grade promotions, promotions out of grade and the aging of personnel in place.

ORANGE / 2016 Consolidated financial statements - 45[Back to contents]

	Post-employment benefits			Long-term benefits		2016	2015	2014
(in millions of euros)	Annuity-based plans	Capital-based plans	Other	French part-time for seniors plans (TPS)	Other
Fair value of plan assets - opening balance	374	(0)	-	-	6	380	345	408
Net interest on the defined benefit liability	9	(0)	-	-	-	9	9	24
(Gains)/Losses arising from experience	32	(0)	-	-	(4)	28	4	32
Employer contributions	28	-	-	-	9	37	26	22
Benefits paid by the fund	(19)	-	-	-	(5)	(24)	(18)	(23)
Other (1)	(35)	-	-	-	-	(35)	14	(118)
Fair value of plan assets - closing balance (b)	389	(0)	-	-	6	395	380	345

(1) Including, in 2016, (36) million euros of foreign exchange on annuity-based plans in the United Kingdom.

The funded annuity-based plans are primarily located in the United Kingdom (60%) and France (37%) and their assets are broken down as follows:

	December 31, 2016	December 31, 2015	December 31, 2014
Plan assets
Equities	40.9%	39.6%	40.4%
Debt securities	49.8%	48.8%	50.5%
Money market assets	2.7%	2.5%	2.7%
Other	6.6%	9.1%	6.4%
Total	100%	100%	100%

Employee benefits in the statement of financial position correspond to benefit obligations minus fair value of plan assets:

	Post-employment benefits			Long-term benefits		2016	2015	2014
(in millions of euros)	Annuity-based plans	Capital-based plans	Other	French part-time for seniors plans (TPS)	Other
Net unfunded status (a) - (b)	158	766	74	1,956	660	3,614	3,629	3,551
Asset ceiling adjustment	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-
Employee benefits in the statement of financial position	158	766	74	1,956	660	3,614	3,629	3,551
o/w non-current	139	735	71	1,395	593	2,933	3,075	3,109
o/w current	19	31	3	561	67	681	554	442

ORANGE / 2016 Consolidated financial statements - 46[Back to contents]

	Post-employment benefits			Long-term benefits		2016	2015	2014
(in millions of euros)	Annuity-based plans	Capital-based plans	Other	French part-time for seniors plans (TPS)	Other
Employee benefits - opening balance	158	706	72	2,056	637	3,629	3,551	3,219
Net period expense	6	47	-	437	86	576	625	605
Employer contributions	(24)	-	-	-	(6)	(30)	(22)	(20)
Benefits directly paid by the employer	(4)	(24)	(4)	(537)	(54)	(623)	(477)	(399)
Actuarial (gains)/losses generated during the year	34	41	5	-	-	80	(53)	150
Other (1)	(12)	(4)	1	-	(3)	(18)	5	(4)
Employee benefits - closing balance	158	766	74	1,956	660	3,614	3,629	3,551

(1) Including, in 2016, (10) million euros of foreign exchange on annuity-based plan in the United Kingdom.

The following table discloses the net expense:

	Post-employment benefits			Long-term benefits		2016	2015	2014
(in millions of euros)	Annuity-based plans	Capital-based plans	Other	French part-time for seniors plans (TPS)	Other
Service cost	(3)	(29)	-	(58)	(83)	(173)	(455)	(288)
Net interest on the net defined benefit liability	(3)	(18)	-	(5)	(2)	(28)	(29)	(49)
Actuarial gains/(losses)	-	-	-	(374)	(1)	(375)	(141)	(267)
Other	-	-	-	-	-	-	-	(1)
Total	(6)	(47)	-	(437)	(86)	(576)	(625)	(605)
o/w expenses in operating income	(3)	(29)	-	(432)	(84)	(548)	(596)	(556)
o/w expenses in finance costs	(3)	(18)	-	(5)	(2)	(28)	(29)	(49)

Orange plans to pay 29 million euros for contributions and fundraising during 2017 for its defined benefit plans.

Accounting policies

Post-employment benefits are granted through:

•  defined contribution plans: the contributions, paid to independent institutions which are in charge of their administrative and financial management, are expensed in the fiscal year during which the services are rendered;

•  defined benefit plans: future obligations under these plans are measured based on actuarial assumptions using the projected unit credit method:

  • their calculation is based on demographics (employee turnover, mortality, etc.) and financial assumptions (salary increase, inflation rate, etc.) defined at the level of each entity concerned,

  • the discount rate is defined by country or geographical area and by reference to market yields on high quality corporate bonds (or government bonds where no active market exists). Its computation is based on external indices commonly used as reference for the euro area,

  • actuarial gains and losses on post-employment benefits are fully recorded in other comprehensive income,

  • the Group’s defined benefit plans are generally not financed. In the rare cases where they are, hedging plan assets are set up by employer and employee contributions which are managed by separate legal entities whose investments are subject to fluctuations in the financial markets. These entities are generally administrated by joint committees comprising representatives of the Group and of the beneficiaries. Each committee adopts its own investment strategy which is designed to strike the optimum strategies to match assets and liabilities, based on specific studies performed by external experts. It is generally carried out by fund managers selected by the committees and depends on the market opportunities. Assets are measured at fair value, determined by reference to quoted prices, since they are mostly invested in listed securities (primarily shares and bonds) and the use of other asset categories is limited.

Other long-term benefits may be granted such as seniority awards, long-term compensated absences and French part-time for seniors plan (TPS) agreements. The calculation of the related commitments is based on actuarial assumptions (including demographic, financial and discounting assumptions) similar to those relating to post-employment benefits. The relevant actuarial gains and losses are recognized in profit or loss when they arise.

Termination benefits are subject to provisions (up to the related obligation). For all commitments where termination of employment contracts would trigger payment of an indemnity, actuarial gains and losses are recognized in profit or loss for the period when modifications take place.

ORANGE / 2016 Consolidated financial statements - 47[Back to contents]

6.3        Share-based payment

Employee shareholding plan

On October 21, 2015, the Board of Directors approved the implementation of an employee shareholding plan in order to strengthen the Group's employee shareholding through the issue of 11.2 million new shares (see Note 13.1).

The number of shares subscribed at the price of 11.92 euros (a discount of 20% on the market reference price) totaled 9.5 million shares, added to which were 1.7 million shares allocated free of charge.

The average fair value of the benefit granted to employees and former employees of the Group stands at 4.45 euros per share allocated (including free shares), equal to an expense of 50 million euros recognized through equity.

Other plans

The following table summarizes the stock option plans granted to Orange group employees:

Stock option plans	2016		2015		2014
	Number of options	Weighted average exercise price (in euros)	Number of options	Weighted average exercise price (in euros)	Number of options	Weighted average exercise price (in euros)
Orange SA plan (ex-France Telecom SA 2005/2007)
Options outstanding at the beginning of the year	8,383,170	21.67	19,411,187	22.69	19,583,707	22.69
Canceled, lapsed	(382,170)	22.92	(11,028,017)	23.46	(172,520)	22.56
Options outstanding at the end of the year	8,001,000	21.61	8,383,170	21.67	19,411,187	22.69
Orange SA shares (ex-Orange)
Options outstanding at the beginning of the year	-	-	15,936	16.66	35,382	15.33
Canceled, lapsed	-	-	(15,936)	16.66	(19,446)	14.24
Options outstanding at the end of the year	-	-	-	-	15,936	16.66
Orange Polska SA shares
Options outstanding at the beginning of the year (1)	3,026,928	5.06	3,026,928	5.05	3,096,230	5.19
Canceled, lapsed (2)	-	-	-	-	(69,302)	5.15
Options outstanding at the end of the year (3)	3,026,928	4.89	3,026,928	5.06	3,026,928	5.05

(1) Exchange rate used: closing rate at December 31, 2015.
(2) Exchange rate used: average rate for the year.
(3) Exchange rate used: closing rate at December 31, 2016.
			December 31, 2016
Options exercisable at year-end	Number of unexercised and exercisable options at year-end	Weighted average residual vesting period (in months)	Exercise price range
Orange SA shares (ex-France Telecom SA 2005/2007)	8,001,000	5	€21.61 - €22.92
Orange Polska SA shares	3,026,928	9	€4,89

At December 31, 2016, the stock options were out of the money. The exercise prices were higher than the average annual price of the shares in 2016 which was 14.55 euros for shares of Orange SA and 1.32 euros for shares of Orange Polska SA.

Accounting policies

Employee share-based compensation: The fair value of stock-options and bonus shares is determined by reference to the exercise price, the life of the option, the current price of the underlying shares at the grant date, the expected share price volatility, expected dividends, and the risk-free interest rate over the option’s life. Vesting conditions other than market conditions are not part of the fair value assessment, but are part of the grant assumptions (employee turnover, probability of achieving performance criteria).

The determined amount is recognized in labor expenses on a straight-line basis over the vesting period, with as counterparty:

•  employee benefit liabilities for cash-settled plans, re-measured against profit or loss at each year-end; and

•  equity for equity-settled plans.

ORANGE / 2016 Consolidated financial statements - 48[Back to contents]

6.4        Executive compensation

The following table shows the compensation disbursed by Orange SA and its controlled companies to persons who were members of Orange SA’s Board of Directors or Executive Committee at any time during the year or at the end of the year.

(in euros)	December 31, 2016	December 31, 2015	December 31, 2014
Short-term benefits excluding employer social security contributions (1)	(10,715,699)	(10,189,959)	(10,318,413)
Termination benefits	-	-	(2,096,713)
Short-term benefits: employer's social security contributions	(3,422,030)	(3,191,339)	(3,668,974)
Post-employment benefits (2)	(1,239,432)	(1,667,891)	(1,310,950)
Share-based compensation (3)	(7,242)	-	(16,249)

(1) Includes all compensation recognized (gross salaries including the variable component, bonuses, attendance fees and benefits in kind, incentive scheme and profit-sharing).
(2) Service cost.
(3) Expense recorded in the income statement in respect of free share award plan, stock option plans and employee shareholding plans.

The total amount of retirement benefits (contractual retirement bonuses and defined benefit supplementary pension plan) provided for in the financial statements as at December 31, 2016 in respect of persons who were members of the Board of Directors or Executive Committee at the end of the year was 19,718,614 euros (17,320,800 euros in 2015 and 15,738,833 euros in 2014).

Executive Committee members’ contracts include a clause providing for a contractual termination settlement not exceeding 15 months of their total gross annual compensation (including the contractual termination benefit). As Directors and Officers, Stéphane Richard has no employment contract and the employment contracts of Ramon Fernandez, Pierre Louette and Gervais Pellissier have been suspended. They will not receive any deferred compensation in the event that their mandates should be terminated.

Orange has not acquired any other goods or services from persons who are or were at any time during the year or at the end of the year, members of the Board of Directors or Executive Committee of Orange SA (or any parties related thereto).

NOTE 7         Goodwill

7.1        Impairment loss

(in millions of euros)	2016	2015	2014
Poland	(507)	-	-
Democratic Republic of the Congo	(95)	-	-
Cameroon	(90)	-	-
Egypt	(80)	-	-
Belgium	-	-	(229)
Total	(772)	-	(229)

As at December 31, 2016

In Poland, the goodwill impairment of 507 million euros primarily reflects a decrease in competiveness on the ADSL market, a downward adjustment of the revenue estimates for the mobile market and an increase in the post-tax discount rate due to a decline in the country's sovereign rating by the rating agencies. The net carrying value of assets tested was brought down to the value in use of long-term assets and working capital at 100% at December 31, 2016 (3.8 billion euros).

In Egypt, the impairment in the amount of 232 million euros (of which 80 million euros for goodwill and 152 million euros for fixed assets (see Note 8.2) reflects the impact of the financing terms of the 4G license granted in 2016, the strong devaluation of the Egyptian Pound and an increasingly uncertain political and economic climate. The net carrying value of assets tested was brought down to the value in use of long-term assets and working capital at 100% at December 31, 2016 (0.8 billion euros).

In the Democratic Republic of the Congo, the impairment in the amount of 109 million euros (of which 95 million euros for goodwill and 14 million euros for fixed assets (see Note 8.2)) reflects an uncertain political and economic climate, a decrease in purchasing power and its effects on the consumption of telecommunications products and services and added regulatory pressure (relating in particular to the implementation of customer identification). The net carrying value of assets tested was brought down to the value in use of long-term assets and working capital at 100% at December 31, 2016 (0.2 billion euros).

In Cameroon, the goodwill impairment in the amount of 90 million euros reflects the fall in voice revenues associated with the growth in messaging and voice services over IP of over-the-top (OTT) providers and with an increasingly competitive mobile market. The net carrying value of assets tested was brought down to the value in use of long-term assets and working capital at 100% at December 31, 2016 (0.3 billion euros).

As at December 31, 2015

As at December 31, 2015, impairment tests had not led the Group to recognize any impairment.

As at December 31, 2014

In Belgium, as at June 30, 2014, impairment reflected increasing tax pressure and lower revenues in the Enterprise segment. The net carrying value of assets tested was brought down to the value in use of long-term assets and working capital at 100% at June 30, 2014 (1.4 billion euros).

ORANGE / 2016 Consolidated financial statements - 49[Back to contents]

7.2        Goodwill

	December 31, 2016			December 31, 2015	December 31, 2014
(in millions of euros)	Gross value	Accumulated impairment losses	Net book value	Net book value	Net book value
France	15,395	(13)	15,382	15,382	15,382
Spain	6,932	(114)	6,818	6,818	4,723
Poland	2,731	(2,499)	232	769	767
Belgium	1,006	(713)	293	293	293
Romania	1,806	(515)	1,291	1,291	1,291
Slovakia	806	-	806	806	806
Other	132	-	132	131	139
Europe	13,413	(3,841)	9,572	10,108	8,019
Egypt	581	(581)	-	92	91
Burkina Faso	439	-	439	-	-
Côte d'Ivoire	417	(42)	375	375	375
Jordan	298	(59)	239	232	208
Morocco	258	-	258	240	-
Sierra Leone	220	-	220	-	-
Democratic Republic of the Congo	211	(211)	-	-	-
Cameroon	134	(90)	44	134	134
Other	165	(31)	134	44	45
Africa & Middle-East	2,723	(1,014)	1,709	1,117	853
Enterprise	1,130	(652)	478	449	447
International Carriers & Shared Services	28	(13)	15	15	83
Goodwill	32,689	(5,533)	27,156	27,071	24,784
(in millions of euros)	Note	2016	2015	2014
Gross Value - opening balance		32,606	30,271	30,358
Acquisitions	3	904	2,333	16
Disposals	3	(6)	(69)	(67)
Translation adjustment (1)		(815)	73	93
Reclassifications and other items (2)		-	(2)	(131)
Reclassification to assets held for sale (3)	3	-	-	2
Gross Value - closing balance		32,689	32,606	30,271
Accumulated impairment losses - opening balance		(5,535)	(5,487)	(5,370)
Impairment	7.1	(772)	-	(229)
Disposals		-	-	64
Translation adjustment (1)		774	(48)	(83)
Reclassifications and other items (2)	3	-	-	131
Reclassification to assets held for sale		-	-	-
Accumulated impairment losses - closing balance		(5,533)	(5,535)	(5,487)
Net book value of goodwill		27,156	27,071	24,784

(1) In 2016, the changes in currency translation adjustment are essentially related to the effect of the devaluation in the egyptian currency.
(2) In 2014, loss of control of Telkom Kenya.
(3) Related to Orange Dominicana in 2014.
ORANGE / 2016 Consolidated financial statements - 50[Back to contents]

7.3        Key assumptions used to determine recoverable amounts

The key operational assumptions, described in the accounting policies, reflect past experience and expected trends: unforeseen changes have in the past had a significant effect on expectations and may continue to do so in the future. In this respect, a review of expectations has played a significant role in reducing certain estimated recoverable amounts between 2015 and 2016.

•  Discount rates and growth rates to perpetuity used to determine the values in use were revised as follows in 2016:

  • discount rates recorded a marginal decline, except in certain geographical areas in which they increased. They may incorporate a specific premium reflecting a risk assessment for the implementation of certain business plans or country risks. Such was the case in Poland in order to take account of the risk factors identified in 2016;

  • growth rates to perpetuity were maintained, on the whole, as in the assessment carried out at the end of 2016, the economic situation is not expected to lead to any change in the long-term outlook of the industry of services offered by the Group.

•  As at December 31, 2016, the specific random factors were as follows:

  • in Europe:

-  changes in the political situation of various countries in the European Union following the United Kingdom's pro-Brexit vote represent a new factor in terms of market volatility and economic activity, and are likely to have an effect on the future of business in Europe: interest rates in particular, and consequently discount rates, may be affected by market reactions and by ECB policy. Customer demand for telecommunication products and services may also find itself affected by state and European policies for the recovery of fiscal balances;

-  the tradeoffs to be made by regulatory and competition authorities between reducing prices to consumers and stimulating business investment, or in terms of market concentration;

-  the Group’s ability to adjust costs and capital expenditures to potential changes in revenues.

  • In the Middle East and Maghreb (Jordan, Egypt, Iraq, Tunisia) and some of the African countries (Mali, Niger, Democratic Republic of the Congo, Central African Republic):

-  changes in political situation and security with their resulting economic impacts. In the specific case of Egypt and the Democratic Republic of the Congo, this has had an adverse effect on the overall business climate and is predominantly reflected by a strong decline in the Egyptian Pound and the Congolese Franc.

The parameters used for the determination of recoverable amount of the main consolidated operations are set forth below:

December 31, 2016	France	Spain	Poland	Belgium	Romania	Egypt	Enterprise

Basis of recoverable amount	Value in use
Source used	Internal plan
Methodology	Discounted cash flow
Perpetuity growth rate	0.8%	1.5%	1.0%	0.5%	2.3%	4.0%	0.3%
Post-tax discount rate	6.3% (1)	7.8%	9.3%	6.8%	9.3%	16.5% - 13.0%	7.8%
Pre-tax discount rate	9.1%	9.7%	10.3%	9.6%	10.5%	18.3% - 14.8%	12.1%

December 31, 2015
Basis of recoverable amount	Value in use
Source used	Internal plan
Methodology	Discounted cash flow
Perpetuity growth rate	0.8%	1.5%	1.0%	0.5%	2.3%	4.0%	0.3%
Post-tax discount rate	6.5%	8.0%	8.5%	7.0%	9.0%	16.5% - 13.0%	7.8%
Pre-tax discount rate	9.5%	10.0%	9.9%	10.4%	10.2%	18.6% - 15.1%	12.0%

December 31, 2014
Basis of recoverable amount	Value in use
Source used	Internal plan
Methodology	Discounted cash flow
Perpetuity growth rate	0.8%	1.5%	1.0%	0.5%	2.5%	4.0%	0.3%
Post-tax discount rate	6.5%	8.0%	8.8%	6.5%	10.0%	17.0% - 13.5%	7.8%
Pre-tax discount rate	9.6%	9.9%	10.2%	9.5%	11.2%	19.2% - 15.7%	12.2%

(1) The after-tax discount rate for France does not include the corporate tax reduction of 28.92% by 2020 voted in the 2017 Finance law at the end of December 2016.

The Group’s listed subsidiaries are Orange Polska (Warsaw Stock Exchange), Orange Belgium (Brussels Stock Exchange), Jordan Telecom (Amman Stock Exchange), Orange Egypt for Telecommunications (Cairo Stock Exchange) and Sonatel (Regional Stock Exchange (BRVM)). The aggregated share of these subsidiaries, which publish their own regulated information, is less than or equal to 20% of the consolidated revenues, operating income and net income.

ORANGE / 2016 Consolidated financial statements - 51[Back to contents]

7.4        Sensitivity of recoverable amounts

Because of the correlation between operating cash flow and investment capacity, sensitivity of net cash flow is used. Cash flow for the terminal year forming a significant port of the recoverable amount, of which a change of plus or minus 10% is presented in the sensitivity analysis.

December 31, 2016	France	Spain	Poland	Belgium	Romania	Egypt	Enterprise
100% margin of the recoverable amount over the carrying value tested	16.2	3.8	0.0	0.8	0.0	0.0	3.5
100% effect on the recoverable amount of:
a variation of 10% in cash flow of terminal year	4.1	1.2	0.4	0.2	0.2	0.1	0.3
a decrease by 1% in perpetuity growth rate	7.0	1.9	0.3	0.3	0.2	0.1	0.4
an increase by 1% in post-tax discount rate	7.9	2.2	0.4	0.3	0.3	0.1	0.5

December 31, 2015	France	Spain	Poland	Belgium	Romania	Egypt	Enterprise
100% margin of the recoverable amount over the carrying value tested	16.1	2.3	0.0	0.4	0.1	0.2	3.5
100% effect on the recoverable amount of:
a variation of 10% in cash flow of terminal year	3.9	1.1	0.5	0.2	0.2	0.2	0.3
a decrease by 1% in perpetuity growth rate	6.4	1.7	0.4	0.2	0.3	0.2	0.4
an increase by 1% in post-tax discount rate	7.2	2.0	0.6	0.3	0.3	0.2	0.5

December 31, 2014	France	Spain	Poland	Belgium	Romania	Egypt	Enterprise
100% margin of the recoverable amount over the carrying value tested	11.8	0.3	1.2	0.3	0.0	0.0	2.5
100% effect on the recoverable amount of:
a variation of 10% in cash flow of terminal year	3.6	0.7	0.5	0.1	0.2	0.1	0.2
a decrease by 1% in perpetuity growth rate	7.0	1.1	0.6	0.3	0.2	0.1	0.3
an increase by 1% in post-tax discount rate	8.0	1.3	0.8	0.3	0.3	0.2	0.5

Cash flow is cash provided by operating activities (excluding interest expense and including tax at a standard rate), net of acquisitions of property, plant and equipment and intangible assets.

The level of sensitivity presented allows the financial statement users to estimate the impact in their own assessment. Variations higher that the levels presented have been observed in the past on cash flow, perpetuity growth rates and discount rates.

The other entities not listed above, with the exception of the Orange brand presented in Note 8.2, each account for a less than 3% share of the aggregated recoverable amount of the consolidated entities

ORANGE / 2016 Consolidated financial statements - 52[Back to contents]

Accounting policies

Goodwill recognized as an asset in the statement of financial position comprises the excess calculated:

  • either on the basis of the equity interest acquired (and for business combinations after January 1, 2010, no subsequent changes for any additional purchases of non-controlling interests);

  • or on a 100% basis, leading to the recognition of goodwill relating to the non-controlling interests (for Orange Egypt in particular).

Goodwill is not amortized. It is tested for impairment at least annually and more frequently when there is an indication that it may be impaired. Thus, the evolution of general economic and financial trends, the different levels of resilience of the telecommunication operators with respect to the decline of local economic environments, the changes in the market capitalization values of telecommunication companies, as well as actual economic performance compared to market expectations represent external indicators that are analyzed by the Group, together with internal performance indicators, in order to assess whether an impairment test should be performed more than once a year.

These tests are performed at the level of each Cash Generating Unit (CGU) (or group of CGUs). De facto, it generally corresponds to the operating segment. This is reviewed if the Group changes the level at which it monitors return on investment for goodwill testing purposes.

To determine whether an impairment loss should be recognized, the carrying value of the assets and liabilities of the CGUs or groups of CGUs is compared to recoverable amount, for which Orange uses mostly the value in use.

Value in use is the present value of the future expected cash flows. Cash flow projections are based on economic and regulatory assumptions, license renewal assumptions and forecast trading and investment activity drawn up by the Group’s management, as follows:

•  cash flow projections are based on three to five-year business plans and include a tax cash flow calculated as EBIT (operating income) multiplied by the statutory tax rate (excluding deferred tax and unrecognized tax loss carry forward impacts at the date of valuation);

•  post-tax cash flow projections beyond that timeframe may be extrapolated by applying a declining or flat growth rate for the next year, and then by a growth rate to perpetuity reflecting the expected long-term growth in the market;

•  post-tax cash flows are subject to a post-tax discount rate, using rates which incorporate a relevant premium reflecting a risk assessment for the implementation of certain business plans or country risks. The value in use derived from these calculations is identical to the one that would derive from discounting pre-tax cash flows at pre-tax discount rates.

The key operating assumptions used to determine the value in use are common across Group’s business segments. These assumptions include:

•  key revenue assumptions, which reflect market level, penetration rate of the offerings and market share, positioning of the competition’s offerings and their potential impact on market price levels and their transposition to the Group’s offerings bases, regulatory authority decisions on pricing of services to customers and on access and pricing of inter-operator services, technology migration of networks (e.g. extinction of copper local loops), decisions of competition authorities in terms of concentration or regulation of adjacent sectors such as cable;

•  key cost assumptions, on the level of marketing expenses required to renew product lines and keep up with competition, the ability to adjust costs to potential changes in revenues or the effects of natural attrition and committed employee departure plans;

•  key assumptions on the level of capital expenditure, which may be affected by the roll-out of new technologies, by decisions of regulatory authorities relating to licenses and spectrum allocation, deployment of fiber networks, mobile network coverage, sharing of network elements or obligations to open up networks to competitors.

Tested net carrying values include goodwill, land, and assets with finite useful life (property, plant and equipment, intangible assets and net working capital requirements including intragroup balances). The Orange brand, an asset with an indefinite useful life, is subject to a specific test, see Note 8.2.

If an entity partially owned by the Group includes goodwill attributable to non-controlling interests, the impairment loss is allocated between the shareholders of Orange SA and the non-controlling interests on the same basis as that on which profit or loss is allocated (i.e. ownership interest).

Impairment loss for goodwill is recorded definitively in operating income.

ORANGE / 2016 Consolidated financial statements - 53[Back to contents]

NOTE 8         Other intangible assets and property, plant and equipment

8.1        Depreciation and amortization

In 2016, depreciation and amortization of intangible assets amounted to 2,195 million euros as compared to 2,062 million euros in 2015 and 1,910 million euros in 2014 (see Note 8.3) and depreciation and amortization of property, plant and equipment amounted to 4,533 million euros as compared to 4,403 million euros in 2015 and 4,128 million euros in 2014 (see Note 8.4). The 263 million euro increase in depreciation and amortization expense in 2016 mainly reflects the effect of taking over Jazztel and Médi Telecom in July 2015, for 124 million euros and 65 million euros, respectively.

Accounting policies

Assets are depreciated to expense their cost (generally with no residual value deducted) on a basis that reflects the pattern in which their future economic benefits are expected to be consumed. The straight-line basis is usually applied. The useful lives are reviewed annually and are adjusted if current estimated useful lives differ from previous estimates which can be relevant to the outlook of the implementation of new technologies (for example, the replacement of copper local loop by fiber optic). These changes in accounting estimates are recognized prospectively.

Main assets	Depreciation period (average)
Brands	Up to 15 years, except for the Orange brand with an indefinite useful life
Subscriber bases	Expected life of the commercial relationship: 3 to 8 years
Mobile network licenses	Grant period from the date when the network is technically ready and the service can be marketed
Indefeasible Rights of Use of submarine and terrestrial cables	Shorter of the expected period of use and the contractual period, generally less than 20 years
Patents	20 years maximum
Software	5 years maximum
Development costs	3 to 5 years
Buildings and leasehold improvements	10 to 30 years
Transmission and other network equipment	5 to 10 years
Copper cables, fiber optics and civil works	10 to 30 years
Computer hardware	3 to 5 years
ORANGE / 2016 Consolidated financial statements - 54[Back to contents]

8.2        Impairment of fixed assets

(in millions of euros)	December 31, 2016	December 31, 2015	December 31, 2014
Egypt	(152)	-	-
Niger	(26)	-	-
Democratic Republic of the Congo	(14)	-	-
Armenia	-	(27)	-
Kenya	-	-	(46)
Other	(15)	(11)	(13)
Total	(207)	(38)	(59)

The impairment of fixed assets results from the impairment tests on Cash-Generating Units (CGUs) described in Note 7.

Key assumptions and sensitivity of the recoverable amount of the Orange brand

Key assumptions and sources of sensitivity used in the assessment of recoverable amount of the Orange brand are similar to those used for the goodwill of consolidated operations (see Note 7.3), which affect the sales base and potentially the level of brand fees.

Other assumptions that affect the assessment of the recoverable amount are as follows:

	December 31, 2016	December 31, 2015	December 31, 2014
Basis of recoverable amount	Value in use	Value in use	Value in use
Source used	Internal plan	Internal plan	Internal plan
Methodology	Discounted net fees	Discounted net fees	Discounted net fees
Perpetuity growth rate	1.3%	1.0%	1.0%
Post-tax discount rate	7.8%	7.5%	7.8%
Pre-tax discount rate	9.2%	9.0%	9.5%
(in billions of euros)	December 31, 2016	December 31, 2015	December 31, 2014
Excess at 100% of the recoverable amount over the carrying value tested	2.1	2.0	1.2
Effect at 100% on the recoverable amount of:
a variation of 10% in cash flows of terminal year	0.4	0.4	0.3
a decrease by 1% in perpetuity growth rate	0.6	0.5	0.5
an increase by 1% in post-tax discount rate	0.7	0.7	0.7

Accounting policies

Given the nature of its assets and businesses, most of the Group’s individual assets do not generate cash flow independent of the cash flows generated by Cash-Generating Units. The recoverable amount is therefore determined on the level of CGU (or CGU group) to which belong the assets, according to a method similar to the one for goodwill.

The Orange brand has an indefinite useful life and is not amortized but is tested for impairment at least annually. Its recoverable amount is assessed based on the expected contractual royalties (and included in the business plan) discounted in perpetuity, less the costs attributable to the brand's owner.

ORANGE / 2016 Consolidated financial statements - 55[Back to contents]

8.3        Other intangible assets

(in millions of euros)	2016	2015	2014
Net book value of other intangible assets in the opening balance	14,327	11,811	11,744
Acquisitions of other intangible assets	3,007	2,771	1,905
o/w telecommunication licenses (1) (2)	1,521	1,285	475
Impact of changes in the scope of consolidation (3)	144	1,805	(2)
Disposals	(3)	(9)	(6)
Depreciation and amortization	(2,195)	(2,062)	(1,910)
Impairment (4)	(183)	(20)	(22)
Translation adjustment (5)	(363)	46	74
Reclassifications and other items	(132)	(15)	30
Reclassification to assets held for sale	-	-	(2)
Net book value of other intangible assets in the closing balance	14,602	14,327	11,811

(1) Relates to the acquisitions in 2016 of licenses for 719 million euros in Poland, for 377 million euros in Egypt, for 146 million euros in Côte d'Ivoire and for 142 million euros in Jordan. In 2015, related to the acquisitions of licenses for 114 million euros in Cameroon and for 91 million euros in Jordan. In 2014, related to the acquisitions of licenses for 231 million euros in Romania and for 90 million euros in Poland.

(2) In 2015, also comprise the acquisition in France of two 700 MHz spectrum blocks for 954 million euros including frequency spectrum re-farming fees.
(3) In 2015, mainly relates to Jazztel and Médi Telecom.
(4) In 2016, include impairment detailed in Note 7.1 and also comprise an impairment of assets related to onerous contracts for 20 million euros booked in restructuring costs.
(5) In 2016, the change in currency translation adjustment is essentially related to the effect of the devaluation in the egyptian currency at the end of year.
	December 31, 2016				December 31, 2015	December 31, 2014
(in millions of euros)	Gross value	Accumulated depreciation and amortization	Accumulated impairment	Net book value	Net book value	Net book value
Telecommunication licenses	10,324	(3,753)	(131)	6,440	5,842	4,578
Orange brand	3,133	-	-	3,133	3,133	3,133
Other brands	1,092	(87)	(903)	102	137	66
Subscriber bases	5,010	(4,296)	(11)	703	729	34
Software	11,320	(7,509)	(30)	3,781	3,815	3,594
Other intangible assets	1,714	(1,085)	(186)	443	671	406
Total	32,593	(16,730)	(1,261)	14,602	14,327	11,811

ORANGE / 2016 Consolidated financial statements - 56[Back to contents]

Information on telecommunication licenses at December 31, 2016

Orange’s principal commitments under licenses awarded are disclosed in Note 14.

(in millions of euros)	Gross value	Net book value	Residual useful life (1)
LTE (3 licenses) (2)	2,179	1,943	14.8 and 15.1 and 19
UMTS (2 licenses)	914	360	4.7 and 13.4
GSM	266	68	4.5
France	3,359	2,371
LTE (3 licenses)	525	456	13 and 14 and 14.4
UMTS	639	104	3.3
GSM (2 licenses)	336	226	6.7 and 14
Spain	1,500	786
LTE (2 licenses)	770	718	11 and 14.1
UMTS (2 licenses)	383	135	1.6 and 6
GSM (2 licenses)	135	68	10.6 and 12.5
Poland	1,288	921
LTE	328	328	15.0
UMTS	143	63	15.0
GSM (2 licenses)	403	53	15.0
Egypt	874	444
LTE	42	38	18.2
UMTS	29	16	15.5
GSM	759	239	14.3
Morocco	830	293
LTE	184	150	12.3
UMTS	61	36	12.3
GSM	292	178	12.3
Romania	537	364
LTE	96	86	13.3
UMTS (2 licenses)	101	69	8.2 and 14.5
GSM	205	148	12.3
Jordan	402	303
LTE (2 licenses)	140	121	16.9 and 10.4
UMTS	149	40	4.3
GSM	76	60	4.2
Belgium	365	221
Other	1,169	737
Total	10,324	6,440

(1) In number of years, at December 31, 2016.
(2) Comprise the 700 MHz license of which the spectrum will be technology neutral.

Capitalized expenditure on intangible assets during the year

(in millions of euros)	2016	2015	2014
External purchases	385	410	404
Labor expenses	392	391	383
Total	777	801	787

Accounting policies

Intangible assets consist mainly of acquired brands, acquired subscriber bases, telecommunication licenses, software as well as operating rights granted under certain concession arrangements and rights of use of transmission cables.

Intangible assets are initially recognized at acquisition or production cost. The payments indexed to revenue, especially in the provisions for some telecommunication licenses are expensed in the relevant periods.

Indefeasible Rights of Use (IRUs) acquired by the Group correspond to the rights to use transmission cable or capacity (mainly submarine cables) granted for a fixed period. IRUs are recognized as assets when the Group has the right to use identified optical fibers or dedicated wavelength bandwidth, and the right duration represents a major part of the economic life of the underlying asset.

The operating rights granted under certain concession arrangements give right to charge users of the public service (see Note 4.1).

ORANGE / 2016 Consolidated financial statements - 57[Back to contents]

8.4        Property, plant and equipment

(in millions of euros)	2016	2015	2014
Net book value of property, plant and equipment in the opening balance	25,123	23,314	23,157
Acquisitions of property, plant and equipment	5,576	5,043	4,293
o/w finance leases	91	43	87
Impact of changes in the scope of consolidation (1)	242	1,071	14
Disposals and retirements	(25)	(39)	(30)
Depreciation and amortization	(4,533)	(4,403)	(4,128)
Impairment (2)	(48)	(18)	(37)
Translation adjustment (3)	(607)	63	54
Reclassifications and other items	184	92	(4)
Reclassification to assets held for sale (4)	-	-	(5)
Net book value of property, plant and equipment in the closing balance	25,912	25,123	23,314

(1) In 2016, mainly relates to the acquisitions of entities in Africa (Liberia, DRC, Burkina Faso and Sierra Leone). In 2015, mainly related to Jazztel and Médi Telecom.
(2) In 2016, include impairment detailed in Note 7.1 and also comprise an impairment of assets related to onerous contracts for 5 million euros booked in restructuring costs.
(3) In 2016, the changes in currency translation adjustment are essentially related to the effect of the devaluation in the egyptian currency at the end of year.
(4) Related to the sale of Orange Dominicana in 2014.
	December 31, 2016				December 31, 2015	December 31, 2014
(in millions of euros)	Gross value	Accumulated depreciation and amortization	Accumulated impairment	Net book value	Net book value	Net book value
Land and buildings	7,770	(4,847)	(262)	2,661	2,733	2,789
Networks and terminals	80,812	(58,666)	(162)	21,984	21,194	19,356
IT equipment	4,007	(3,207)	(16)	784	787	741
Other property, plant and equipment	1,597	(1,106)	(8)	483	409	428
Total	94,186	(67,826)	(448)	25,912	25,123	23,314

Accounting policies

Property, plant and equipment mainly comprise network facilities and equipment.

The gross value of property, plants and equipment is made up of their acquisition or production cost, which includes study and construction fees as well as enhancement costs that increase the capacity of equipment and facilities. Maintenance and repair costs are expensed as incurred, except where they serve to increase the asset’s productivity or prolong its useful life.

The cost of property, plant and equipment also includes the estimated cost of dismantling, removing and restoring the site occupied due to the obligation incurred by the Group.

The roll-out of assets by stage, especially for network assets, in the Group’s assessment, does not generally require a substantial period of preparation for the Group. As a consequence, the Group does not generally capitalize the interest expense incurred during the construction and acquisition phase for its property, plant and equipment and intangible assets.

The assets acquired in form of finance lease do not affect the cash flow on acquisition. However, the subsequent rental payments during the leasing period represent interest payments (cash flow on operating activities) and capital repayments (cash flow on financing activities).

The majority of the assets held under finance lease are network buildings. The land and buildings hosting radio sites may belong to the Group, or be held through a finance lease, or be available under an operating lease or be simply made available.

The lease agreements of office buildings and points of sale are generally qualified as operating leases and the future lease payments are disclosed as unrecognized contractual commitments in Note 14.

Simultaneously the equipment, very often generic, of which the risks and rewards of ownership have been transferred from the Group to third parties via a lease, is considered as sold.

In France, the regulatory framework governing the fiber optic network roll-out (Fiber-To-The-Home - FTTH) organizes the access by commercial operators to the last mile of networks rolled-out by another operator on a co-funding basis (ab initio or a posteriori) or through a line access. The sharing of rights and obligations between co-financing operators is qualified as a joint operation in accordance with IFRS 11 “Partnerships”: the Group only recognizes as an asset its share of the network assets self-built or purchased to other co-financing operators.

The Group has entered into network sharing arrangements with other mobile operators on a reciprocal basis, which may cover passive infrastructure, active equipment or even spectrum. Accordingly, in Poland, the arrangements with Deutsche Telekom have been qualified as a joint operation: the access network infrastructures and related equipment are recognized as fixed assets for the Group’s share of assets installed by the Group or Deutsche Telekom in their own geographical area.

In some African countries, the Group has also entered into sharing arrangements with TowerCos (companies operating telecom towers). These TowerCos enable mobile operators, including Orange, to share sites, passive infrastructure and related services (by managing the mobile operators’ sites and/or acquiring or building sites). The unit of account and the specific features of each arrangement lead the Group to generally qualify these transactions as a service. The long-term commitments resulting from these arrangements are presented as unrecognized contractual commitments (see Note 14).

Property, plant and equipment held under finance leases

	December 31, 2016	December 31, 2015	December 31, 2014
(in millions of euros)	Net book value	Net book value	Net book value
Land and buildings	484	457	511
Networks and terminals	47	67	44
IT Equipment and other	21	22	22
Total	552	546	577

Capitalized expenditure on property, plant and equipment during the year

(in millions of euros)	2016	2015	2014
External purchases	880	752	687
Labor expenses	417	401	387
Total	1,297	1,153	1,074
ORANGE / 2016 Consolidated financial statements - 58[Back to contents]

8.5        Fixed asset payables

(in millions of euros)	2016	2015
Fixed assets payable in the opening balance	3,732	2,355
Business related variations (1)	(20)	1,304
Changes in the scope of consolidation	17	75
Translation adjustment	(90)	10
Reclassifications and other items	68	(12)
Reclassification to assets held for sale	-	-
Fixed assets payable in the closing balance	3,707	3,732
o/w long-term fixed assets payable	907	1,004
o/w short-term fixed assets payable	2,800	2,728
o/w telecom assets payable	3,701	3,732
o/w banking assets payable	6	-

(1) In 2015, mainly relates to the 700 MHz license debt in France to settle from 2016 to 2018.

Accounting policies

These payables are generated from trading activities. The payment terms can be over several years in the case of infrastructure roll-out and license acquisition. The payables due in more than 12 months are presented in non-current items. For payables without specified interest rates, they are measured at nominal value if the interest component is negligible. For interest bearing payables, the measurement is at amortized cost.

Trade payables also include those that the supplier may have sold with or without notifying financial institutions in a direct or reverse factoring arrangement (see Note 5.6).

Firm purchase commitments are disclosed as unrecognized contractual commitments net of any prepayment, which are recognized as prepayment on fixed assets.

8.6        Current provisions for dismantling

The asset dismantling obligations mainly relate to restoration of mobile telephony antenna sites, dismantling of telephone poles, treatment of electrical and electronic equipment waste and dismantling of telephone booths.

(in millions of euros)	2016	2015	2014
Dismantling provision - opening balance	733	733	710
Provision releases with impact on income statement	-	(2)	(0)
Discounting with impact on income statement	10	12	14
Utilizations without impact on income statement	(23)	(27)	(27)
Additions with impact on assets	19	11	39
Changes in the scope of consolidation	-	(2)	0
Translation adjustment	(2)	(0)	(3)
Reclassifications and other items	-	8	-
Reclassification to assets held for sale	-	-	-
Dismantling provisions - closing balance	737	733	733
o/w non-current provisions	716	715	712
o/w current provisions	21	18	21

Accounting policies

The Group is required to dismantle technical equipment and restore technical sites.

The provision is based on dismantling costs (on a per-unit basis for telephone poles, terminals and telephone booths, and on a per-site basis for mobile antennas) incurred by the Group to meet its environmental commitments over the asset dismantling and site restoration planning. The provision is assessed on the basis of the identified costs for the current year, extrapolated for future years using the best estimate of the commitment settlement. This estimate is revised annually and adjusted where appropriate against the asset to which it relates. The provision is present-discounted at a rate set by geographical area and equal to the average rate of risk-free investments in 15-year French State bonds.

ORANGE / 2016 Consolidated financial statements - 59[Back to contents]

NOTE 9         Taxes

9.1        Operating taxes and levies

9.1.1         Operating taxes and levies recognized in the income statement

(in millions of euros)	2016	2015	2014
Territorial Economic Contribution, IFER and similar taxes	(729)	(841)	(851)
Spectrum fees	(294)	(278)	(297)
Levies on telecommunication services	(319)	(259)	(223)
Other operating taxes and levies	(466)	(405)	(424)
Total	(1,808)	(1,783)	(1,795)

Although comprising a directly identifiable counterpart, the periodic spectrum fees are presented within the operating taxes and levies as they are set by and paid to the States and Local Authorities.

9.1.2         Operating taxes and levies in the statement of financial position

(in millions of euros)	December 31, 2016	December 31, 2015	December 31, 2014
Value added tax	874	824	832
Other operating taxes and levies	44	69	58
Operating taxes and levies - receivables	918	893	890
Territorial Economic Contribution, IFER and similar taxes	(115)	(214)	(220)
Spectrum fees	(44)	(60)	(65)
Levies on telecommunication services	(100)	(99)	(96)
Value added tax	(560)	(545)	(457)
Other operating taxes and levies	(422)	(400)	(450)
Operating taxes and levies - payables	(1,241)	(1,318)	(1,288)
Operating taxes and levies - net	(323)	(425)	(398)

Developments in tax disputes and audits

On 22 December 2016 the main Belgian mobile operators and the Walloon government have concluded an agreement which settles the dispute on the pylon tax which lasted since 2014. The agreement states that the Walloon Region will no longer levy any taxes on telecom infrastructure and will also implement a legislative, regulatory and administrative framework designed to facilitate the deployment of telecom infrastructures. All parties have agreed on settling the still unresolved disputes. On this matter, the operators have agreed to pay a combined settlement fee of 45 million euros (of which 16 million euros for Orange Belgium) and also have agreed to invest a combined amount of 60 million euros over the next three years on top of their Walloon region investment plans (of which 20 million euros for Orange Belgium).

(in millions of euros)	2016	2015	2014
Net operating taxes and levies (payable) - at opening	(425)	(398)	(276)
Operating taxes and levies recognized in profit or loss	(1,808)	(1,783)	(1,795)
Operating taxes and levies paid	1,897	1,749	1,737
Changes in the scope of consolidation	(68)	28	(22)
Translation adjustment	78	3	(11)
Reclassifications and other items	3	(24)	(31)
Reclassification to assets held for sale	-	-	-
Net operating taxes and levies (payable) - at closing	(323)	(425)	(398)

Accounting policies

In the normal course of business, the Group regularly deals with differences of interpretation of tax law with the tax authorities, which can lead to tax reassessment or tax disputes.

Operating taxes and levies are measured by the Group at the amount expected to be paid or recovered from the tax authorities of each country, based on its interpretation with regard to the application of tax legislation. The Group calculates the tax assets, liabilities and accruals recognized in the statement of financial position based on the technical merits of the positions it defends versus that of the tax authorities.

ORANGE / 2016 Consolidated financial statements - 60[Back to contents]

9.2        Income tax

9.2.1         Income tax in profit and loss

(in millions of euros)	2016	2015	2014
France tax group	(464)	(360)	(745)
• Current tax	(318)	10	(341)
• Deferred tax	(146)	(370)	(404)
United Kingdom	(20)	(4)	(88)
• Current tax	(44)	(66)	(87)
• Deferred tax	24	62	(1)
Spain	(291)	30	(220)
• Current tax	(23)	18	(64)
• Deferred tax	(268)	12	(156)
Poland	(11)	(8)	(6)
• Current tax	3	(19)	(7)
• Deferred tax	(14)	11	1
Other subsidiaries	(184)	(307)	(514)
• Current tax	(362)	(404)	(512)
• Deferred tax	178	97	(2)
Total	(970)	(649)	(1,573)
• Current tax	(744)	(461)	(1,011)
• Deferred tax	(226)	(188)	(562)

France tax group

Current tax expense

Since 2012, the current income tax expense reflects the requirement to pay a minimum level of income tax calculated on the basis of 50% of taxable income due to the restriction on the utilization of available tax loss carry forwards.

The corporate tax rate applicable for fiscal years 2014 and 2015 was 38% because of the implementation of a temporary exceptional contribution on income tax. In 2016, the tax rate is 34.43% due to the removal of this exceptional contribution.

In 2015, the current tax was reflected a gain resulting from the reassessment of an income tax expense recorded in periods prior to those presented.

Deferred tax charge

The deferred tax expense mainly arises from the use of tax loss carry forwards.

In 2016 the deferred tax charge includes tax income of 178 million euros for deferred tax assets from tax loss carry forwards, resulting from the favorable outcome of the dispute over the share of expenses and charges.

Deferred taxes are primarily recorded at a tax rate of 34.43%.

The 2017 French Finance Law that passed in late December 2016 includes a corporate tax rate reduced to 28.92% by 2020 for the Group. This rate reduction has no material effect on the net deferred tax position appearing on the balance sheet (tax income of 12 million euros was recognized in 2016).

In 2014, the extension of the 38% tax rate for the 2015 fiscal year had led to the recognition of a deferred tax income of 60 million euros, representing the revaluation of the net deferred tax asset position, whose reversal was expected in 2015.

Developments in tax disputes and audits in France

Tax audits

Orange SA underwent tax audits of fiscal years 2010 to 2013, for which the adjustments had no material effect on the Group’s financial statements. Orange SA is currently undergoing a tax audit relating to fiscal year 2014.

Dispute over share of expenses and charges

Orange had filed appeals as to the assigned share of expenses and charges of 5% on dividends received from EU companies for fiscal years 2008 to 2014.

In 2016, the favorable rulings from the Court of Montreuil for fiscal years 2008 to 2014 led to the recognition of tax income of 190 million euros, including deferred tax income of 178 million euros from an increase in available tax loss carry forwards.

All of the proceedings related to this dispute have now been closed.

ORANGE / 2016 Consolidated financial statements - 61[Back to contents]

Disputes in progress concerning fiscal years 2000-2005

In the context of the absorption of COGECOM by Orange SA and pursuant to an adverse ruling by the Court of Montreuil on July 4, 2013 which triggered the payment of the amounts claimed by the Tax authority, Orange SA had to paid in 2013 the remaining balance on principal and late payment interest claimed for a total amount of 2,146 million euros.

Concerning fiscal year 2005

The main developments during 2016 in terms of legal proceedings brought before the Versailles Administrative Court of Appeal were the following:

•   In a ruling of February 18, 2016, the Administrative Court of Appeal of Versailles upheld the judgment of July 4, 2013, despite the contrary conclusions of the appointed Rapporteur. The Group then appealed to the Conseil d’Etat on April 18, 2016 to rule on the substance of the case;

•   In a ruling dated December 5, 2016 the Conseil d’Etat annulled the February 18, 2016 ruling by the Administrative Court of Appeal of Versailles and remanded the dispute to the same Court, on the grounds argued by the Group, i.e., the principle of intangibility of the opening balance sheet of the earliest fiscal year still subject to audit.

A favorable outcome to this dispute would result in a current tax income of 2,146 million euros, before late interest. While awaiting the new decision from the Administrative Court of Appeal of Versailles, this amount is treated as a contingent asset.

Concerning fiscal years 2000-2004: litigation is still in process, and is not likely to have negative consequences on the financial statements in the event of a decision that is unfavorable for the Group.

Dispute over the 3% tax on dividends

The Group has also formally disputed the 3% tax on dividends, contesting the constitutionality of this measure in respect of the European Directives. A favorable outcome to this dispute would result in current tax income of about 220 million euros as at December 31, 2016, which at this stage of the proceeding is treated as a contingent asset.

United Kingdom

Current tax expense

The current income tax charge primarily reflects the taxation of activities related to Orange’s brand activities. The corporate tax rate was set to 21% as of April 1, 2014, then 20% as of April 1, 2015.

Deferred tax charge

The Finance Act of 2016 adopted September 15, 2016 includes a reduction in the tax rate to 17% starting April 1, 2020. Deferred tax income of 31 million euros was therefore recognized in order to adjust the deferred tax liability on the Orange brand.

In 2015, the tax rate went down to 19% as of April 1, 2017 and 18% as of April 1, 2020. As a result of this reduction in the tax rate, the deferred tax income was reflected the adjustment of the deferred tax liability relating to the Orange brand in the amount of 62 million euros in 2015.

In 2014, the tax rate was not modified. The impact on the deferred taxes of the progressive decrease in tax rate passed in 2013 for the fiscal years from April 1, 2014 and 2015 forward were recognized in 2013.

Spain

Current tax expense

For all the reporting periods shown, current income tax expense represents mainly the obligation to pay a minimum level of tax calculated on the basis of 75% of taxable income due to the 25% restriction on the utilization of tax loss carry forwards.

 The corporate tax rate applicable is 25% in 2016, 28% in 2015 and 30% in 2014.

In 2015, the current tax reflected the positive effect of tax adjustments related to previous financial years for 19 million.

Deferred tax charge

A deferred tax charge of 256 million euros was recognized in 2016 to reflect the impact on the recoverable amount of deferred tax assets recognized through the continuation of the limitation of the tax loss carry forwards utilization at 25% for financial years beginning in 2016, unlike the previously approved measures which had set the restriction of tax loss carry forwards utilization at 70% of the taxable income from 2017.

In 2014, a tax reform introduced a progressive decrease in the tax rate and made permanent the limitation of tax loss carry forwards utilization, which led to the recognition of a deferred tax charge of 156 million euros, including 52 million euros resulting from the reduction in tax rate.

ORANGE / 2016 Consolidated financial statements - 62[Back to contents]

Other subsidiaries

Current tax expense

In 2014, the current income tax included the income tax charge of 172 million euros paid in relation to the disposal of Orange Dominicana.

Deferred tax charge

In 2016, a deferred tax income of 68 million euros was recorded in respect of the recognition of deferred tax assets on the tax loss carry forwards of the subgroup Equant.

Group tax proof

(in millions of euros)	Note	2016	2015	2014
Profit before tax of continuing operations		1,980	3,159	2,933
Statutory tax rate in France		34.43%	38%	38%
Theoretical income tax		(682)	(1,200)	(1,114)
Reconciling items :
Impairment of goodwill (1)	7.1	(266)	-	(87)
Impairment of BT shares	11.7	(256)	-	-
Share of profits (losses) of associates and joint ventures		(16)	(15)	(82)
Adjustment of prior-year taxes		23	75	77
Reassessment of deferred tax assets		(91)	44	(181)
Difference in tax rates (2)		119	178	224
Change in applicable tax rates		43	87	1
Tax effect related to the disposal of Orange Dominicana (3)		-	-	(102)
Other reconciling items (4)		156	182	(309)
Effective income tax on continuing operations		(970)	(649)	(1,573)
Effective tax rate		49.00%	20.54%	53.65%

(1) Reconciliation item calculated based on the tax rate applicable to the parent company of the Group. The difference between the tax rate of the parent company and the local tax rate of subsidiaries is presented below in "Difference in tax rates".

(2) The Group is present in jurisdictions in which tax rates are different from the French tax rate. This mainly includes the United Kingdom (20% in 2016 and 2015, 21% in 2014), Spain (tax rate of 25% in 2016, 28% in 2015 and 30% in 2014) and Poland (tax rate of 19%).

(3) Comprised of the income tax charge paid for 172 million euros partially compensated by the positive effect of the non-taxation (70 million euros) of the sale gain of Orange Dominicana (see Note 3.2).

(4) Notably includes the tax income of 190 million euros in 2016 resulting from the dispute over the 5% share of expenses and charges on dividends, and the non-deductible interests in France (respectively an income tax expense of 97, 108 and 127 million euros in 2016, 2015 and 2014).

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9.2.2         Corporate income tax on other comprehensive income

	2016		2015		2014
	Gross amount	Tax	Gross amount	Tax	Gross amount	Tax
Actuarial gains and losses on post-employment benefits	(80)	20	53	(15)	(150)	29
Assets available for sale	(4)	-	15	-	(26)	-
Cash flow hedges	(364)	123	538	(187)	(273)	96
Net investment hedges	65	(22)	-	-	(85)	26
Translation adjustment	(1,063)	-	77	-	672	-
Other comprehensive income of associates and joint ventures	43	-	(2)	-	(26)	-
Total	(1,403)	121	681	(202)	112	151

9.2.3         Tax position in the statement of financial position

	December 31, 2016			December 31, 2015			December 31, 2014
(in millions of euros)	Assets	Liabilities	Net	Assets	Liabilities	Net	Assets	Liabilities	Net
France tax group
• Current tax	21	-	21	-	21	(21)	-	335	(335)
• Deferred tax (1)	1,477	-	1,477	1,566	-	1,566	2,119	-	2,119
United Kingdom
• Current tax	-	22	(22)	-	36	(36)	-	42	(42)
• Deferred tax (2)	-	531	(531)	-	555	(555)	-	617	(617)
Spain
• Current tax	56	-	56	39	13	26	33	-	33
• Deferred tax (3)	185	-	185	531	77	454	397	86	311
Poland
• Current tax	1	6	(5)	-	14	(14)	-	13	(13)
• Deferred tax	209	-	209	231	-	231	217	-	217
Other subsidiaries
• Current tax	92	310	(218)	124	350	(226)	99	294	(195)
• Deferred tax	245	127	118	102	247	(145)	84	254	(170)
Total
• Current tax	170	338	(168)	163	434	(271)	132	684	(552)
• Deferred tax	2,116	658	1,458	2,430	879	1,551	2,817	957	1,860

(1) Mainly include deferred tax assets on employee benefits.
(2) Mainly deferred tax liabilities on the Orange brand.
(3) Mainly deferred tax assets on tax losses carried forward indefinitely.

Change in net current tax

(in millions of euros)	2016	2015	2014
Net current tax assets / (liabilities) - opening balance	(271)	(552)	(482)
Cash tax payments (1)	906	727	930
Change in income statement (2)	(772)	(449)	(1,011)
Change in retained earnings (3)	(38)	14	19
Changes in the scope of consolidation	-	(4)	(1)
Translation adjustment	6	(7)	(5)
Reclassifications and other items	1	-	(4)
Reclassification to assets held for sale (4)	-	-	2
Net current tax assets / (liabilities) - closing balance	(168)	(271)	(552)

(1) Includes the income tax cash payment of 172 million euros in 2014 related to the disposal of Orange Dominicana, presented as "Proceeds from sales of investments, net of cash transferred" in the consolidated cash-flow presentation.

(2) In 2016, the current tax expense in the income statement was reported for (744) million euros in Income Tax and for (28) million euros in Net income after tax of discontinued operations. In 2015, the current tax expense in the income statement was reported for (461) million euros in Income Tax and for 12 million euros in Net income after tax of discontinued operations.

(3) Mainly corresponds to the tax effect relating to the remeasurement of the portion of subordinated notes denominated in foreign currency.
(4) Orange Dominicana in 2014.
ORANGE / 2016 Consolidated financial statements - 64[Back to contents]

Change in net deferred tax

(in millions of euros)	2016	2015	2014
Net deferred tax assets (liabilities) - opening balance	1,551	1,860	2,297
Change in income statement (1)	(232)	(176)	(562)
Change in other comprehensive income	121	(202)	151
Change in retained earnings (2)	(38)	14	3
Change in the scope of consolidation (3)	(18)	62	-
Translation adjustment	73	(4)	(26)
Reclassifications and other items	1	(3)	(3)
Reclassification to assets held for sale	-	-	-
Net deferred tax assets (liabilities) - closing balance	1,458	1,551	1,860

(1) In 2016, the deferred tax expense in the income statement was reported for (226) million euros in Income tax and for (6) million euros in Net income after tax of discontinued operations. In 2015, the deferred tax expense in the income statement was reported for (188) million euros in Income tax and for 12 million euros in Net income after tax of discontinued operations.

(2) Mainly corresponds to the tax effect relating to the remeasurement of the portion of subordinated notes denominated in foreign currency.
(3) Mainly related to the effects of the takeover in Jazztel and Médi Telecom in 2015 (see Note 3.2).

Deferred tax assets and liabilities by type

	December 31, 2016			December 31, 2015			December 31, 2014
(in millions of euros)	Assets	Liabilities	Income statement	Assets	Liabilities	Income statement	Assets	Liabilities	Income statement
Provisions for employee benefit obligations	995	-	(69)	1,046	-	26	1,034	-	66
Fixed assets	821	1,157	95	759	1,248	93	937	1,032	(58)
Tax losses carryforward	4,436	-	(231)	4,666	-	(289)	4,471	-	(800)
Other temporary differences	1,600	1,084	22	1,504	1,098	(55)	1,704	1,060	(148)
Deferred tax	7,852	2,241	(183)	7,975	2,346	(225)	8,146	2,092	(940)
Unrecognized deferred tax assets	(4,153)	-	(49)	(4,078)	-	49	(4,194)	-	378
Netting	(1,583)	(1,583)	-	(1,467)	(1,467)	-	(1,135)	(1,135)	-
Total	2,116	658	(232)	2,430	879	(176)	2,817	957	(562)

At December 31, 2016, tax loss carry forwards mainly relate to Spain and Belgium.

In France nearly all of the tax loss carry forwards for which a deferred tax asset had been recognized were used up as at December 31, 2016. Remaining tax losses are expected to be fully utilized in 2017, unless affected by changes in tax rules and changes in business projections.

In Spain, tax loss carry forwards for which a deferred tax asset has been recognized are expected to be fully utilized by 2021, unless affected by changes in tax rules and changes in business projections.

At December 31, 2016, the unrecognized deferred tax assets mainly relate to Spain for 2.1 billion euros and Belgium (Belgian subsidiaries other than Orange Belgium) for 1.2 billion euros, and mostly include tax losses that can be carried forward indefinitely. Most of the other tax loss carry forwards for which no deferred tax assets were recognized will expire beyond 2021.

Accounting policies

Current income tax and deferred tax are measured by the Group at the amount expected to be paid or recovered from the tax authorities of each country, based on its interpretation with regard to the application of tax legislation. The Group calculates the tax assets, liabilities and accruals recognized in the statement of financial position based on the technical merits of the positions it defends versus that of the tax authorities.

Deferred taxes are recognized for all temporary differences between the carrying values of assets and liabilities and their tax basis, as well as for unused tax losses, using the liability method. Deferred tax assets are recognized only when their recovery is considered probable.

A deferred tax liability is recognized for all taxable temporary differences associated with investments in subsidiaries, interests in joint ventures and associates, except to the extent that both of the following conditions are satisfied:

•  the Group is able to control the timing of the reversal of the temporary difference (e.g. the payment of dividends); and

•  it is probable that the temporary difference will not reverse in the foreseeable future.

Accordingly, for fully consolidated companies, a deferred tax liability is only recognized in the amount of the taxes payable on planned dividend distributions by the Group.

Deferred tax assets and liabilities are not discounted.

At each period end, the Group reviews the recoverable amount of the deferred tax assets carried by certain tax entities with significant tax loss carry forwards. The recoverability of the deferred tax assets is assessed in the light of the business plans used for impairment testing. This plan may be adjusted for any tax specificities.

Deferred tax assets arising on these tax losses are not recognized under certain circumstances specific to each company/tax consolidation group concerned, and particularly where:

•  entities cannot assess the probability of the tax loss carry forwards being set off against future taxable profits, due to the horizon for forecasts based on business plans used for impairment testing and uncertainties as to the economic environment;

•  entities have not yet begun to use the tax loss carry forwards;

•  entities do not expect to use the losses within the timeframe allowed by tax regulations;

•  it is estimated that tax losses are uncertain to be used due to risks of differing interpretations with regard to the application of tax legislation.

ORANGE / 2016 Consolidated financial statements - 65[Back to contents]

NOTE 10     Interests in associates and joint ventures

As at December, 31, 2016 and 2015, the interests in associates and joint ventures included the activities of Orange as operator in various countries of Africa and Middle East, including in particular Tunisia and Mauritius.

As at December 31, 2014, the interests in associates and joint ventures also included Orange’s operations as a telecom operator in Morocco (see Note 3).

(in millions of euros)	2016	2015	2014
Interests in associates in the opening balance	162	603	6,525
Dividends	-	(17)	(355)
o/w EE (1)	-	-	(336)
Share of profits (losses)	20	26	(172)
o/w EE	-	-	(135)
Impairment	(66)	(64)	(178)
Change in components of other comprehensive income	(0)	(2)	(28)
Change of consolidation scope	(2)	(407)	(25)
o/w acquisitions of shares	1	2	4
o/w takeovers (2)	-	(409)	-
o/w disposals of investments	(3)	-	(29)
Translation adjustment	3	3	412
Reclassifications and other items	13	20	149
Reclassification to assets held for sale (3)	-	0	(5,725)
Interests in associates in the closing balance	130	162	603

(1) EE's dividends presented as held for sale for (173) million euros in 2016 and (446) million euros in 2015 (see Note 3).
(2) Including Médi Telecom for (342) million euros (see Note 3) and Clouwatt for (66) million euros in 2015.
(3) Relates to Telkom Kenya in 2015 and EE in 2014 (see Note 3).

From December 2014 until their sale in January 2016, EE securities were categorized as “Assets held for sale” and are therefore not part of the above table. However, changes in other comprehensive income of associates and joint ventures include changes due to EE securities and are shown below:

(in millions of euros)	2016	2015	2014
Profit (loss) recognized in other comprehensive income during the period	-	(2)	2
Reclassification to net income for the period	-	-	-
Other comprehensive income of associates and joint venture - continuing operations	-	(2)	2
Profit (loss) recognized in other comprehensive income during the period	48	-	(29)
Reclassification to net income for the period	(5)	-	1
Other comprehensive income of associates and joint venture - discontinued operations	43	-	(28)

The unrecognized contractual commitments entered into by the Group relating to the interests in associates and joint ventures are described in Note 14.

ORANGE / 2016 Consolidated financial statements - 66[Back to contents]

The operations performed between the Group and the interests in associates and joint ventures are reflected as follow in Orange’s consolidated statement of financial position and income statement:

(in millions of euros)	December 31, 2016	December 31, 2015	December 31, 2014
Assets
Trade receivables	55	79	89
Current financial assets (1)	(1)	237	149
Other current assets	-	13	17
Liabilities
Current liabilities (2)	7	226	229
Trade payables	15	14	6
Other current liabilities	1	1	58
Deferred income	45	2	0
Income statement
Revenues	19	41	53
Other operating income	35	99	121
External purchases and other operating expenses	(67)	(87)	(63)
Finance cost, net	1	0	16

(1) Disposal of Telkom Kenya in 2016: extinction of the current-account with Orange East Africa.
(2) Disposal of EE in 2016: extinction of the current-account with Orange SA.

Accounting policies

The carrying amount accounted for under the equity method corresponds to the initial acquisition cost increased to recognize the share of the profit or loss in the period. If an associate incurs losses and the carrying amount of the investment is reduced to zero, the Group ceases to recognize the additional share of losses since it has no commitment beyond its investment.

An impairment test is performed at least annually and when there is objective evidence of impairment, for instance a decrease in the quoted price when the investee is listed, significant financial difficulty of the entity, observable data indicating that there is a measurable decrease in the estimated future cash flows, or information about significant changes having an adverse effect on the entity.

An impairment loss is recorded when the recoverable amount is lower than the carrying amount, the recoverable amount being the higher of the value in use and the fair value less costs to sell. The unit of account is the whole investment. Any impairment is recognized as "Share of profits (losses) of associates and joint ventures". Impairment losses shall be reversed once the recoverable amount exceeds the carrying amount.

ORANGE / 2016 Consolidated financial statements - 67[Back to contents]

NOTE 11     Financial assets, liabilities and financial result (excluding Orange Bank)

11.1     Financial assets and liabilities of telecom activities

(in millions of euros)	Note	Statement of financial position related to telecom activities (A)	Intercompany transactions with Orange Bank (B)	Assets and liabilities of telecom activities including operations with Orange Bank (A) + (B)
Non-current financial assets	11.7	2,359	27 (1)	2,386
Non-current derivatives, assets	11.8	903	-	903
Current financial assets	11.7	1,616	-	1,616
Current derivatives, assets	11.8	57	-	57
Cash and cash equivalent		6,266	-	6,266

Non-current financial liabilities	11.3	28,909	-	28,909
Non-current derivatives, liabilities	11.8	511	-	511
Current financial liabilities	11.3	4,616	-	4,616
Current derivatives, liabilities	11.8	50	-	50
(1) Loan from Orange SA to Orange Bank.

11.2     Profit and losses related to financial assets and liabilities (excluding Orange Bank)

The cost of net financial debt consists of profits and losses related to the components of net financial debt (described in Note 11.3) during the period.

Foreign exchange gains and losses related to the components of net financial debt correspond mainly to the revaluation in euros of bonds denominated in foreign currencies (Note 11.5) as well as to the symmetrical revaluation of related hedges. In 2016, the net foreign exchange financial loss mostly reflect the effect of the economic hedges of foreign exchange risk on notional amounts of subordinated notes denominated in pounds sterling, recognized in equity at their historical value (see Note 13.4).

Other financial expenses reflect mainly the impact of the Group’s investment in BT for (533) million euros corresponding to the impairment loss, net of the foreign exchange hedge and of the 2016 income related to BT dividends (see Note 11.7).

Finally, other comprehensive income mostly includes equity items related to instruments designated as cash flows and net investment hedges (Note 11.8.4).

Other gains and losses on financial assets and liabilities are recorded in operating income.

	Finance costs, net						Other comprehensive income
(in millions of euros)	Cost of gross financial debt	Gains (losses) on assets contributing to net financial debt	Cost of net financial debt	Foreign exchange gains (losses)	Other net financial expenses	Finance costs, net	Reserves
2016
Financial assets	-	23	23	(334)	(509)		(4)
Financial liabilities	(1,468)	-	(1,468)	130	-		61 (2)
Derivatives	61	-	61	55	-		(361)
Discounting expense	-	-	-	-	(55)		-
Total	(1,407)	23	(1,384)	(149)	(564) (1)	(2,097)	(304)
2015
Financial assets	-	39	39	19	34		15
Financial liabilities	(1,715)	-	(1,715)	(1,233)	-		-
Derivatives	118	-	118	1,215	-		538
Discounting expense	-	-	-	-	(60)		-
Total	(1,597)	39	(1,558)	1	(26)	(1,583)	553
2014
Financial assets	-	62	62	50	24		(26)
Financial liabilities	(1,718)	-	(1,718)	(1,162)	-		(81) (2)
Derivatives	65	-	65	1,134	-		(277)
Discounting expense	-	-	-	-	(93)		-
Total	(1,653)	62	(1,591)	22	(69)	(1,638)	(384)

(1) Include (533) million euros of income effects related to the investment in BT.
(2) Bonds designated as net investment hedge.
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11.3     Net financial debt

Net financial debt is one of the indicators of financial position used by the Group. This aggregate, not defined by IFRS, may not be comparable to similarly entitled indicators used by other companies. It is provided as additional information only and should not be considered as a substitute for an analysis of all the Group’s assets and liabilities.

Net financial debt as defined and used by Orange does not include Orange Bank activities, for which this concept is not relevant.

It consists of (a) financial liabilities excluding operating payables (translated at the year-end closing rate) including derivative instruments (assets and liabilities), less (b) cash collateral paid, cash, cash equivalents and financial assets at fair value.

Financial instruments designated as cash flow hedges and net investment hedges included in net financial debt are set up to hedge, among other, items that are not (future cash flows, net investment in foreign currencies). Effects on the hedge of these items are carried in equity. As a consequence, the “equity components related to unmatured hedging instruments” are added to gross financial debt to offset this temporary difference.

		December 31, 2016			December 31, 2015	December 31, 2014
(in millions of euros)		Statement of financial position related to telecom activities (A)	Intercompany transactions with Orange Bank (B)	Net financial debt (A) + (B)	Net financial debt	Net financial debt
TDIRA	11.4	1,212	-	1,212	1,198	1,376
Bonds	11.5	27,370	-	27,370	26,826	28,443
Bank loans and from development organizations and multilateral lending institutions	11.6	2,710	-	2,710	2,690	2,253
Finance lease liabilities		622	-	622	592	619
Securitization debt	4.3	-	-	-	-	500
Cash collateral received	12.5	541	-	541	1,447	166
NEU Commercial Papers (1)		542	-	542	725	238
Bank overdrafts		278	-	278	209	99
Commitment to purchase ECMS shares		-	-	-	-	275
Other financial liabilities		250	-	250	377	404
Current and non-current financial liabilities (excluding derivatives) included in the calculation of net financial debt		33,525	-	33,525	34,064	34,373
Derivatives (liabilities) current and non-current	11.1	561	-	561	384	890
Derivatives (assets) current and non-current	11.1	(960)	-	(960)	(1,684)	(627)
Equity components related to unmatured hedging instruments		(763)	-	(763)	(418)	(962)
Gross financial debt after derivatives (a)		32,363	-	32,363	32,346	33,674
Cash collateral paid (2)	11.7	(77)	-	(77)	(94)	(622)
Investments at fair value (3)	11.7	(1,576)	-	(1,576)	(1,231)	(204)
Cash equivalents	11.1	(3,942)	-	(3,942)	(2,281)	(4,628)
Cash	11.1	(2,324)	-	(2,324)	(2,188)	(2,130)
Assets included in the calculation of net financial debt (b)		(7,919)	-	(7,919)	(5,794)	(7,584)
Net financial debt (a) + (b)		24,444	-	24,444	26,552	26,090

(1) Negotiable European Commercial Papers (formerly called "commercial papers").
(2) Only cash collateral paid, included in non-current financial assets of the consolidated statement of financial position, are deducted from gross financial debt.
(3) Only investments, included in current financial assets of the consolidated statement of financial position, are deducted from gross financial debt.

Debt maturity schedules are presented in Note 12.3.

ORANGE / 2016 Consolidated financial statements - 69[Back to contents]

Net financial debt by currency

The net financial debt by currency is presented in the table below, after foreign exchange effects of hedging derivatives (excluding instruments set up to hedge operational items).

(equivalent value in millions of euros at year-end closing rate)	EUR	USD	GBP	PLN	EGP	MAD	Other	Total
Gross financial debt after derivatives	19,678	8,279	2,599	20	457	423	907	32,363
Financial assets included in the calculation of net financial debt	(6,997)	(105)	(7)	59	(18)	-	(851)	(7,919)
Net debt by currency before effect of foreign exchange derivatives (1)	12,681	8,174	2,593	78	439	423	56	24,444
Effect of foreign exchange derivatives	9,904	(8,564)	(2,544)	1,549	-	-	(345)	-
Net financial debt by currency after effect of foreign exchange derivatives	22,585	(390)	49	1,627	439	423	(289)	24,444

(1) Including the market value of derivatives in local currency.

Analysis of net financial debt by entity

(in millions of euros)	December 31, 2016	December 31, 2015	December 31, 2014
Orange SA	23,154	24,617	23,798
Orange Egypt (1)	309	862	919
Orange Espagne (2)	169	511	553
FT Immo H	536	496	546
Médi Telecom	423	436	-
Securitization (Orange SA)	-	-	494
Other	(147)	(370)	(220)
Net financial debt	24,444	26,552	26,090

(1) Change during 2016 mainly due to the devaluation of the Egyptian pound, currency in which Orange Egypt bank loans are denominated (please refer to Note 11.6).
(2) Change during 2016 mainly due to the reimbursement of financing obtained from European Investment Bank (please refer to Note 11.6).

Accounting policies

Cash and cash equivalents:

The Group classifies investments as cash equivalent in the statement of financial position and statement of cash flows when they comply with the conditions of IAS 7 (see cash management detailed in Note 12.3 and 12.5):

•  held in order to face short-term cash commitments; and

•  short term and highly liquid assets at acquisition date, readily convertible into known amount of cash and not exposed to any material risk of change in value.

Bonds, loans and loans from multilateral lending institutions

The Group does not account for financial liabilities at fair value through profit or loss other than a 25 million euro loan and, if any, commitment to purchase non-controlling interests.

Borrowings are recognized upon origination at the present value of the sums to be paid and subsequently measured at amortized cost using the effective interest rate method. Transaction costs that are directly attributable to the acquisition or issue of the financial liability are deducted from the liability’s carrying value. The costs are subsequently amortized over the life of the debt, using the effective interest rate method.

Some financial liabilities at amortized cost, mainly borrowings, are subject to hedging. This relates mostly to fixed rate borrowings hedged against changes in value relating to fluctuations in interest rates and currency (fair value hedge) and to foreign currency borrowings hedged against the exposure of their future cash flows to foreign exchange risk (cash flow hedge).

ORANGE / 2016 Consolidated financial statements - 70[Back to contents]

11.4     TDIRA

On March 3, 2003, under the terms of the settlement agreement that ended business relations with Mobilcom, Orange SA issued perpetual bonds redeemable for shares (“TDIRA”), with a nominal value of 14,100 euros reserved for members of the banking syndicate (the “Bank tranche”) and for MobilCom’s equipment suppliers (the “Supplier tranche”). The TDIRAs are listed on Euronext Paris. Their issue was described in a securities note approved by the Commission des Opérations de Bourse (French Securities Regulator, renamed Autorité des Marchés Financiers (French Financial Markets Authority)) on February 24, 2003.

The TDIRA are redeemable in new Orange SA shares, at any time at the holders’ request or, under certain conditions as described in the appropriate prospectus, at Orange SA’s initiative based on a ratio of 582.5561 shares to one TDIRA for the Bank tranche (i.e., conversion price of 24.204 euros), as the initial ratio of 300 shares to one TDIRA has been adjusted several times to protect bondholders’ rights, and may be further adjusted under the terms and conditions set out in the information memorandum.

Since January 1, 2010, the interest rate on the TDIRA has been the three-month Euribor +2.5%.

Since the end of 2015, the Supplier tranche has been entirely redeemed. Taking into account redemptions made since their issue, only 89,398 TDIRA of the Bank tranche remain outstanding at December 31, 2016, for a total notion amount of 1,261 million euros.

In the consolidated statement of financial position, the TDIRA are subject to a split accounting between equity and liabilities with the following breakdown at December 31, 2016:

•  a liability component of 1,212 million euros;

•  an equity component, before deferred taxes, of 303 million euros.

The difference between the total nominal amount of the TDIRA and the sum of the “liability” and “equity” components therefore equals the amortized cost adjustment on the liability component recognized since inception.

ORANGE / 2016 Consolidated financial statements - 71[Back to contents]

(in millions of euros)	December 31, 2016	December 31, 2015	December 31, 2014
Number	89,398	89,398	103,582
Equity component before deferred taxes	303	303	351
Original debt component (a)	958	958	1,110
TDIRA nominal amount	1,261	1,261	1,461
Amortized cost adjustment excluding accrued interests (b)	247	232	256
Accrued interests (c)	7	8	10
Total debt amount in statement of financial position (a) + (b) + (c)	1,212	1,198	1,376
Paid interest	30	35	40

Accounting policies

Some Group financial instruments include both a liability component and an equity component. This relates to perpetual bonds redeemable for shares (TDIRA). On initial recognition, the liability component is measured at its market value, corresponding to the value of the contractually determined future cash flows discounted at the interest rate applied at the date of issue to comparable instruments providing substantially the same conditions, but without the option to convert or redeem in shares. This liability component is subsequently recognized at amortized cost.

The carrying amount of the equity component is determined at inception by deducting the fair value of the financial liability from the notional value of the instrument. This does not change throughout the life of the instrument.

11.5     Bonds

Unmatured bonds at December 31, 2016 were all issued by Orange SA, with the exception of two commitments denominated in Moroccan dirhams and held by Médi Telecom, entity consolidated by the Group from July 2015.

As at December 31, 2016, bonds issued by the Group were redeemable at maturity, and no specific guarantee had been given in relation to their issuance. Some bonds may be redeemed in advance, at the request of the issuer.

Bonds or new tranches issued during fiscal year 2016 are shown in bold.

				Oustanding amount (in millions of euros)
Notional currency	Initial notional amount (in millions of currency units)	Maturity	Interest rate (%)	December 31, 2016	December 31, 2015	December 31, 2014
Bonds matured before December 31, 2016					1,929	4,250
EUR	1,900	February 21, 2017	4.750	1,900	1,900	1,900
EUR	100	December 4, 2017	2.600	100	100	100
GBP	500	December 20, 2017	8.000	315	367 (1)	642
MAD (2)	1,200	January 31, 2018	4.870	112	111	-
EUR	1,550	May 22, 2018	5.625	1,550	1,550	1,550
EUR	465	July 25, 2018	EUR HICP + 3.00 (3)	465	465	465
EUR	850	September 3, 2018	1.875	843	850	850
EUR	50	September 26, 2018	3M Euribor + 0.57	50	50	50
MAD (2)	1,300	December 23, 2018	5.120	122	121	-
EUR	750	January 23, 2019	4.125	750	750	750
JPY	7,500	January 24, 2019	1.416	61	57	52
USD	750	February 6, 2019	2.750	712	689	618
USD	1,250	July 8, 2019	5.375	1,186	1,148	1,030
EUR	750	October 2, 2019	1.875	750	750	750
USD	1,250	November 3, 2019	1.625	1,186	-	-
EUR	25	February 10, 2020	4.200	25	25	25
EUR	25	February 10, 2020	10 Y CMS + 0.80 (4)	25	25	25
EUR	1,000	April 9, 2020	3.875	1,000	1,000	1,000
GBP	450	November 10, 2020	7.250	278	324	578
EUR	1,250	January 14, 2021	3.875	1,250	1,250	1,250
USD	1,000	September 14, 2021	4.125	949	919	824
EUR	255	October 13, 2021	10 Y CMS + 0.69	255	255	255
EUR	272	December 21, 2021	10Y TEC + 0.50	272	272	272
EUR	1,000	June 15, 2022	3.000	1,000	1,000	1,000
EUR	500	September 16, 2022	3.375	500	500	500
EUR	500	March 1, 2023	2.500	500	500	500
HKD	700	October 6, 2023	3.230	86	83	74
HKD	410	December 22, 2023	3.550	50	49	44
EUR	650	January 9, 2024	3.125	650	650	650
NOK	500	September 17, 2025	3.350	55	52	-
EUR	750	May 12, 2025	1.00	750	-	-
GBP	350	December 5, 2025	5.250	306	358	449
EUR	75	November 30, 2026	4.125	75	75	75
EUR	750	February 3, 2027	0.875	750	-	-
EUR	50	April 11, 2028	3.220	50	50	50
GBP	500	November 20, 2028	8.125	584	681	642
EUR	150	April 11, 2029	3.300	150	150	150
EUR	105	September 17, 2030	2.600	105	105	-
EUR	100	November 6, 2030	2.000 (5)	100	100	-
USD	2,500	March 1, 2031	9.000 (6)	2,335	2,261	2,027
EUR	50	December 5, 2031	4.300 (zero coupon)	61	59	56
EUR	50	December 8, 2031	4.350 (zero coupon)	62	59	56
EUR	50	January 5, 2032	4.450 (zero coupon)	59	57	54
EUR	1,500	January 28, 2033	8.125	1,500	1,500	1,500
EUR	55	September 30, 2033	3.750	55	55	55

				Oustanding amount (in millions of euros)
Notional currency	Initial notional amount (in millions of currency units)	Maturity	Interest rate (%)	December 31, 2016	December 31, 2015	December 31, 2014
GBP	500	January 23, 2034	5.625	584	681	642
EUR	50	April 16, 2038	3.500	50	50	50
USD	900	January 13, 2042	5.375	855	827	741
USD	850	February 6, 2044	5.500	807	781	700
GBP	500	November 22, 2050	5.375	585	681	642
Outstanding amount of bonds				26,820	26,271	27,893
Accrued interest				640	650	659
Amortized cost				(90)	(95)	(109)
Total				27,370	26,826	28,443

(1) The Group proceeded on April 14, 2015 to an early redemption of 231 million pounds sterling.
(2) Bonds issued by Médi Telecom, Moroccan entity in which the Group took control from July 2015.
(3) EUR HICP: Harmonized index of Consumer Prices, an indicator of inflation and price stability calculated by the European Central Bank.
(4) Bond measured at fair value through profit or loss.
(5) Bond bearing interests at a fixed rate of 2% until 2017 and then at CMS 10 years x 166%. The variable rate is cap at 4% until 2023 and at 5% beyond.
(6) Bond with a step-up clause (clause that triggers a change in interest payments of Orange's credit rating from the rating agencies changes). See Note 11.3.
ORANGE / 2016 Consolidated financial statements - 72[Back to contents]

11.6     Bank loans and from development organizations and multilateral lending institutions

(in millions of euros)	December 31, 2016	December 31, 2015	December 31, 2014
Orange Egypt	302 (1)	744	707
Médi Telecom	177	206	-
Sonatel	176	1	2
Orange Côte d'Ivoire	118	-	-
Orange Cameroun	112	183	30
Other	162	152	225
Bank loans	1,047	1,286	964
Orange SA	1,530 (2)	799	612
Orange Espagne	133	467	500
Other	-	138	177
Loans from development organizations and multilateral lending institutions (3)	1,663	1,404	1,289
Total	2,710	2,690	2,253

(1) The change in 2016 of Orange Egypt bank loans is mainly due to the devaluation of the Egyptian pound, currency in which the loans are denominated.
(2) Orange SA negotiated in August 2016 a loan with the European Investment bank for a notional of 750 million euros maturing in 2023.
(3) Mainly the European Investment Bank.
ORANGE / 2016 Consolidated financial statements - 73[Back to contents]

11.7     Financial assets (excluding Orange Bank)

	2016					2015	2014
(in millions of euros)	Statement of financial position related to telecom activities (A) (1)			Intercompany transactions with Orange Bank (B)	Financial assets related to telecom activities including transactions with Orange Bank (A) + (B)	Total	Total
	Total	O/w Non-current	O/w Current
Assets available for sale
Equity securities	1,878	1,878	-	-	1,878	144	91
Financial assets at fair value
Investments at fair value	1,576	-	1,576	-	1,576	1,231	204
Equity securities measured at fair value	80	80	-	-	80	77	77
Cash collateral paid	77	77	-	-	77	94	622
Pledged monetary financial securities in connection with the offer on Jazztel	-	-	-	-	-	-	2,901
Other financial assets
Receivables related to investments	20	15	5	27 (2)	47	29	47
Other	344	309	35	-	344	543	535
Total	3,975	2,359	1,616	27	4,002	2,118	4,477

(1) Please refer to Note 11.1.
(2) Loan from Orange SA to Orange Bank.

Assets available for sale

(in millions of euros)	2016	2015	2014
Assets available for sale - opening balance	144	91	103
BT shares received as remuneration for the disposal of EE	2,462	-	-
Impairment of BT shares before effect of FX risk hedge	(753)	-	-
Changes in fair value	1	15	(26)
Other movements	24	38	14
Assets available for sale - closing balance	1,878	144	91

BT securities

On January 29, 2016, following the disposal of EE, Orange received 4% of the equity in BT Group PLC (BT), or about 399 million shares for the equivalent of 2,462 million euros (converted at the ECB fixing of pound sterling against euro on January 28, therefore 0.76228).

The Group committed not to sell the BT Group PLC shares for a period of one year from their date of delivery, subject to certain exceptions. This commitment terminated on January 29, 2017.

The BT shares are categorized as assets available for sale and their value at December 31, 2016 was 1,709 million euros. The change in the fair value of the securities, including the effect of foreign exchange risk hedge, was reclassified in other comprehensive income due to an objective evidence of impairment loss during the period. At year-end, and since their delivery in January 2016, the investment was in position of unrealized loss. At January 31, 2017 it would had exceed the threshold of two consecutive semesters as an unrealized loss. Additionally, economic and political events occurred during 2016, particularly in the United Kingdom, which increased the uncertainty that the initial amount of this investment would be recovered.

Accordingly, the Group decided to depreciate its investment in BT at the end of 2016. The share price used to calculate the impairment was the last quotation of 2016 last trading day (December 30) therefore 366.9 pound sterling cents per share. This amount was converted in euros at ECB fixing of pounds sterling against the euro of December 30 therefore 0.8562.

ORANGE / 2016 Consolidated financial statements - 74[Back to contents]

This impairment loss was partially compensated by the effect of the hedge of foreign exchange risk and is shown in net income, net of the profits related to BT dividends, as summarized below:

(in millions of euros)	2016
Impairment on BT shares before hedge of FX risk	(753)
Foreign exchange hedging effect	151
BT Dividends 2016	69
Effect in the consolidated net income of the investment in BT	(533)

On January 24, 2017, BT announced an alert on its income, which led to a fall in the share price: stock price was down by 17% on January 31, 2017 as compared to December 31, 2016. On June 30, 2017, the Group will re-evaluate the fair value of its investment in BT with respect, in particular, to the change in the stock price. For information, at the end of January 2017, the impairment, net of the effect of the hedge of foreign exchange risk, will have an impact of approximately (300) million euros on net income.

Other comprehensive income relating to the investment in BT and to other assets available for sale of telecom activities

(in millions of euros)	2016	2015	2014
Profit (loss) recognized in other comprehensive income during the period	(601)	15	5
Reclassification in net income during the period	602	-	(31)
Other comprehensive income related to telecom activities	1	15	(26)

Accounting policies (relating to telecom operations)

Assets available for sale

The Group’s assets available for sale mainly consist of investment securities, which are not consolidated and not accounted for using the equity method, and marketable securities that do not fulfill the criteria for classification in any of the other categories of financial assets. They are recognized at fair value at inception and subsequently.

Temporary changes in value are recorded as "Gains (losses) on financial assets available for sale" within other comprehensive income.

When there is an objective evidence of impairment on available-for-sale assets or a decrease in fair value by at least one-third or over 2 consecutive semesters, the cumulative impairment loss included in other comprehensive income is definitely reclassified from equity to profit or loss within net finance costs.

Financial assets at fair value through profit or loss

The Group can designate at fair value at inception financial investments such as negotiable debt securities, deposits and mutual funds (UCITS), that are compliant with the Group's risk management policy or investment strategy (see Note 12.3). They are recognized at fair value at inception and subsequently. All changes in fair value are recorded in net finance costs.

Other financial assets

This category mainly includes loans and receivables. These instruments are recognized at fair value at inception and are subsequently measured at amortized cost using the effective interest method. If there is any objective evidence of impairment of these assets, the value of the asset is reviewed at the end of each reporting period. An impairment loss is recognized in the income statement when impairment tests demonstrate that the financial asset carrying amount is higher than its recoverable amount.

ORANGE / 2016 Consolidated financial statements - 75[Back to contents]

11.8     Derivatives (excluding Orange Bank)

11.8.1      Market value of derivatives

	December 31, 2016	December 31, 2015	December 31, 2014
(in millions of euros)	Net	Net	Net
Cash flow hedge derivatives	553	1,111	(335)
Fair value hedge derivatives	(26)	91	(6)
Hedging derivatives (1)	527	1,202	(341)
Derivatives held for trading (1)	(128)	98	78
Net derivatives	399	1,300	(263)

(1) O/w foreign exchange effects of the cross currency swaps (designated as hedge or held for trading) hedging foreign exchange risk on gross debt notional for 1,254 million euros in December, 31 2016, 1,527 million euros in 2015 and 677 million euros in 2014. The foreign exchange effects of the cross-currency swaps is computed by difference between notional converted at the closing rate and its notional converted at the opening rate (or at the spot rate of the trading day in case of a new instrument).

These derivatives are negotiated under cash-collateral agreements, which effects are described in Note 12.5.

Accounting policies

Derivative instruments are measured at fair value in the statement of financial position and presented according to their maturity date, regardless of whether they qualify for hedge accounting under IAS 39.

Derivatives are classified as a separate line item in the statement of financial position.

Hedge accounting is applicable when:

•  at the inception of the hedge, there is a formal designation and documentation of the hedging relationship;

•  at the inception of the hedge and in subsequent periods, the hedge is expected to be highly effective in achieving offsetting changes in fair value attributable to the hedged risk during the period for which the hedge is designated (i.e. the actual results of the hedge are within a range of 80-125%).

There are three types of hedge accounting:

•  The fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset or liability (or an identified portion of the asset or liability) that are attributable to a particular interest rate and/or currency risk and which could affect profit or loss.

The hedged portion of these items is re-measured at fair value in the statement of financial position. Change in this fair value is booked in the income statement and offset by symmetrical changes in the fair value hedging of financial hedging instruments up to the limit of the hedge effectiveness.

•  The cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular interest rate and/or currency risk associated with a recognized asset or liability or a highly probable forecast transaction (such as a future purchase or sale) and which could affect profit or loss.

As the hedged item is not recognized in the statement of financial position, the effective portion of change in fair value of the hedging instrument is booked in other comprehensive income. It is reclassified in profit or loss when the hedged item affects the profit or loss or in the initial cost of the hedged item when it relates to the hedge of a non-financial asset acquisition cost.

•  The net investment hedge is a hedge of the exposure to changes in values attributable to exchange risk of a net investment in a foreign operation, and could affect profit or loss on the disposal of the foreign operation.

The effective portion of the net investment hedge is recorded in other comprehensive income. It is reclassified in profit or loss upon the disposal of the net investment.

For transactions qualified as fair value hedges and economic hedges, the foreign exchange impact of changes in the fair value of derivatives is booked in operating income when the underlying hedged item results from operational transactions and in net finance costs when the underlying hedged item is a financial asset or liability.

Hedge accounting can be terminated when the hedged item is no longer recognized, i.e. when the Group voluntarily revokes the designation of the hedging relationship or when the hedging instrument is terminated or exercised. The accounting consequences are as follows:

•  fair value hedge: at the hedge accounting termination date, the adjustment of the fair value of the liability is amortized using an effective interest rate recalculated at this date;

•  cash flow hedge: amounts recorded in other comprehensive income are immediately reclassified in profit or loss when the hedged item is no longer recognized. In all other cases, amounts are reclassified in profit or loss, on a straight basis, throughout the remaining life of the original hedging relationship.

In both cases, subsequent changes in the value of the hedging instrument are recorded in profit or loss.

ORANGE / 2016 Consolidated financial statements - 76[Back to contents]

11.8.2      Cash flow hedge

The Group's cash flow hedges aim mainly at neutralizing foreign exchange risk on future cash flows (notional, coupons) or switch floating-rate debt to fixed-rate debt. The main hedges unmatured as at December 31, 2016 are shown in the table below: those derivative instruments are held by Orange SA to hedge its debt.

	Notional amounts of hedging instruments per maturity (in millions of hedged currency units)
Hedging instruments	2017	2018	2019	2020	2021 and beyond
Cross currency swaps (1)
Hedged currency
GBP	-	-	-	238	1,362 (3)
HKD	-	-	-	-	1,110 (4)
JPY	-	-	7,500	-	-
NOK	-	-	-	-	500 (5)
USD	-	-	3,250	94	5,100 (6)
Interest rate swaps (2)	-	-	-	-	-
EUR	100	400	-	-	355 (7)

(1) Hedging of interest rate risk and foreign exchange risk on Orange SA bonds.
(2) Hedging of interest rate risk on Orange SA bonds.
(3) 262 MGBP with a maturity 2025, 500 MGBP with a maturity 2028, 450 MGBP with a maturity 2034 and 150 MGBP with a maturity 2050.
(4) 1,110 MHKD with a maturity 2023.
(5) 500 MNOK with a maturity 2025.
(6) 1,000 MUSD with a maturity 2021, 2,450 MUSD with a maturity 2031, 900 MUSD with a maturity 2042 and 750 MUSD with a maturity 2044.
(7) 255 MEUR with a maturity 2021 and 100 MEUR with a maturity 2030.

For each hedging relationship, the hedged item affects the income statement:

•  each year on interest payment dates;

•  each year on recognition of unrealized foreign exchange gains or losses upon remeasurement of the notional amount up to the maturity date of the hedging instrument.

In order to hedge the exposure of some of their operating cash flows in foreign currencies, some entities of the Group’s entities have set up risk hedging policies. The main hedging strategies are detailed hereafter.

•   Orange Polska, whose functional currency is the zloty, has put in place forward sales with a maturity in 2017 and a notional of 121 million euros, mainly to hedge foreign exchange risks on handset purchases;

•   Orange SA put in place forward sales with a maturity in 2017 and a notional of 170 million US dollars mainly to hedge foreign exchange risk on equipment purchases.

For these hedging relationships, the hedged item will affect the Group’s income statement each year until the maturity of the hedging relationship.

The change in the cash flow hedge reserve is analyzed as follows:

(in millions of euros)	2016	2015	2014
Gain (loss) recognized in other comprehensive income during the period (1)	(288)	649	(197)
Reclassification in financial result for the period	(79)	(112)	(59)
Reclassification in operating income for the period	(1)	1	(17)
Reclassification in initial carrying amount of hedged item	4	0	(0)
Total	(364)	538	(273)

(1) Mainly includes hedge of future interests on debts denominated in foreign currencies via cross currency swaps.

The ineffective portion of cash flow hedges recognized in net income is not significant in 2016, as well as in 2015 and 2014.

11.8.3      Fair value hedges

Since 2012, a net investment hedge strategy has been set up to hedge the foreign exchange risk on the Group's investment in United Kingdom, EE.

Since December 31, 2014, the Group’s investment in EE has been reclassified as an asset held for sale. Therefore the net investment hedge (constituted by bonds and derivative instruments) was de-designated and hedging instruments were prospectively designated as fair value hedges.

From the end of 2014, net investment effects in equity remained unchanged for (65) million euros. This amount was reclassified as net income of discontinued operations when EE was sold, in January 2016. Likewise, the revaluation of EE shares from the end of 2014, permitted by the fair value hedge accounting scheme, was reclassify in net income of discontinued operations for an amount of 102 million euros. Therefore, the total pre-tax effect of hedges relating to the disposal of EE, in net income of discontinued operation, amounts 37 million euros.

On January 29, 2016, in the context of EE disposal, the Group received 4% of the capitalization of BT. At December 31, 2016 almost whole the fair value of the Group investment in BT denominated in pounds sterling was hedged against foreign exchange risk, as fair value hedge.

Thus, the main fair value hedges of the Group as at December, 31 2016 include bonds for a nominal amount of 269 million pounds sterling and forward sales maturing in 2017 for 1,083 million pounds sterling.

Fair value hedges affected net finance costs as follows:

(in millions of euros)	2016	2015	2014
Effective portion of hedging derivatives	314	(63)	(1)
Gain (loss) recognized on hedged items	(314)	63	(5)
Costs of hedge (swap points) (1)	(12)	(18)	2
Total effect on financial costs	(12)	(18)	(4)

(1) Recognized in financial result.

11.8.4      Hedging instrument reserves

(in millions of euros)	December 31, 2016	December 31, 2015	December 31, 2014
Equity components related to unmatured hedging instruments	(763) (1)	(420)	(964)
O/w Orange SA	(738)	(377)	(911)
O/w other entities	(25)	(43)	(54)
Reserve to be amortized for discontinued hedges	514 (2)	470	476
Share attributable to owners of the parent company	(249)	50	(488)

(1) Please refer to Note 11.3.
(2) Orange SA.
ORANGE / 2016 Consolidated financial statements - 77[Back to contents]

NOTE 12     Information on market risk and fair value of financial assets and liabilities (excluding Orange Bank)

The Group uses financial position or performance indicators that are not specifically defined by IFRS, such as EBITDA (see Note 1.8) and net financial debt (see Note 11.3).

Market risks are monitored by Orange’s Treasury and Financing Committee, which reports to the Executive Committee. The Committee is chaired by the Group’s Executive Committee Member in charge of Finance and Strategy and meets on a quarterly basis.

It sets the guidelines for managing the Group’s debt, especially in respect of its interest rate, foreign exchange, liquidity and counterparty risk exposure for the coming months, and reviews past management (transactions realized, financial results).

12.1     Interest rate risk management

Management of fixed-rate/variable-rate debt

Orange seeks to manage its fixed-rate/variable-rate exposure in euros in order to minimize interest costs by using firm and conditional interest rate derivatives such as swaps, futures, caps and floors.

The fixed-rate component of gross financial debt, excluding cash collateral received and agreements to buy back non-controlling interests, was estimated at 84% as at December 31, 2016.

Sensitivity analysis of the Group’s position to changes in interest rates

The sensitivity of the Group’s financial assets and liabilities to interest rate risk is only analyzed for the components of net financial debt that are interest-bearing and therefore exposed to interest rate risk.

Sensitivity of financial expenses

Based on a constant amount of debt and a constant management policy, a 1% rise in interest rates would result in a 188 million euro decrease in net financial debt and a 1% fall in interest rates would result in a 199 million euro increase.

Sensitivity of cash flow hedge reserves

A 1% rise in interest rates would increase the market value of derivatives designated as cash flow hedges and the associated cash flow hedge reserves by approximately 1,185 million euros. A 1% fall in interest rates would lead to a decrease in their market value and in the cash flow hedge reserves of approximately 1,392 million euros.

ORANGE / 2016 Consolidated financial statements - 78[Back to contents]

12.2     Foreign exchange risk management

Operational foreign exchange risk

The Group’s foreign operations are carried out by entities that operate in their own country and mainly in their own currency. Their operational exposure to foreign exchange risk is therefore limited to some of their operating cash flows: purchases of equipment or network capacity, purchases of handsets and equipment sold or leased to customers, purchases from or sales to international operators.

To cover their exposure to these foreign exchange risks, the subsidiaries of the Orange group have set up hedging policies whenever possible (see Note 11.8.2).

Financial foreign exchange risk

Financial foreign exchange risk mainly relates to:

•  dividends paid to the parent company: in general, the Group’s policy is to economically hedge this risk as from the date of the relevant subsidiary’s Shareholders’ Meeting;

•  financing of the subsidiaries: except in special cases, the subsidiaries are required to cover their funding needs in their functional currency;

•  Group financing: most of the Group’s bonds, after derivatives, are denominated in euros. From time to time, Orange SA issues bonds in markets other than euro markets (primarily the US dollar, pound sterling, Canadian dollar, Swiss franc and yen). If Orange SA does not have assets in these currencies, in most cases, the issues are translated into euros through cross-currency swaps. The debt allocation by currency also depends on the level of interest rates and particularly on the interest rate differential relative to the euro.

Lastly, the Group economically hedges foreign exchange risk on its subordinated notes denominated in pounds sterling that are recorded in equity at their historical value (see Note 13.4), with cross-currency swaps, for a notional amount of 1,225 million pounds sterling. These derivative instruments are revalued in net finance costs (see Note 11.2).

The following table provides details of the main exposures to foreign exchange rate fluctuations of net financial debt denominated in foreign currencies of Orange SA, which supports the highest exposure to foreign exchange risks, including internal transactions that generate a net gain or loss in the consolidated financial statements and excluding the hedge of subordinated notes described above. It also shows the sensitivity of the entity to a 10% change in the foreign exchange rates of the currencies to which it is exposed.

	Exposure in currency units (1)				Sensitivity analysis
(in millions of currency units)	USD	GBP	PLN	Total translated	10% gain in euro	10% loss in euro
Orange SA	(4)	(62)	6	(76)	7	(8)
Total (euros)	(4)	(73)	1	(76)
(1) Excluding foreign exchange hedge of subordinated notes denominated in pounds sterling.

Translation risk

Due to its international presence, the Orange group’s statement of financial position is exposed to foreign exchange fluctuations, as these affect the translation of subsidiaries’ assets and equity interests denominated in foreign currencies. The currencies concerned are mainly the pound sterling, the zloty, the Egyptian pound, the US dollar and the Moroccan dirham.

To hedge its largest foreign asset exposures, Orange has issued debt in the relevant currencies.

	Contribution to consolidated net assets								Sensitivity analysis
(in millions of euros)	EUR	USD	GBP	PLN	EGP	MAD	Other curren- cies	Total	10% gain in euro	10% loss in euro
Assets excluding net debt (a) (1)	47,328	154	1,774 (3)	3,640	389	989	3,344	57,618	(935)	1,143
Net debt by currency including derivatives (b) (2)	(22,585)	390	(49) (4)	(1,627)	(439)	(423)	289	(24,444)	169	(206)
Net assets by currency (a) + (b)	24,743	544	1,725	2,013 (5)	(50)	566	3,633	33,174	(766)	936

(1) Net assets excluding net debt by currency do not include components of net financial debt.
(2) The net financial debt as defined by Orange Group does not include Orange Bank activities for which this concept is not relevant. See Note 11.3.
(3) Of which investment in BT shares for 1,709 million euros.
(4) Of which economic hedge of subordinated note denominated in pounds sterling for a notional of 1,225 million pounds sterling (equivalent 1,431 million euros).
(5) Share of net assets attributable to owners of the parent company in zlotys amounts to 1,844 million euros.

Due to its international presence, the Orange group income statement is also exposed to risk arising from changes in foreign exchange rates due to the conversion, in the consolidated financial statements, of its foreign subsidiaries' financial statements.

	Contribution to consolidated financial income statement								Sensitivity analysis
(in millions of euros)	EUR	USD	GBP	PLN	EGP	MAD	Other curren- cies	Total	10% gain in euro	10% loss in euro
Revenues	31,378	1,150	170	2,613	1,135	498	3,974	40,918	(867)	1,060
Reported EBITDA	9,574	(214)	14	728	339	160	1,118	11,719	(195)	238
Operating income	4,874	(361)	17	(401)	(183)	11	120	4,077	72	(89)

In early November 2016 the Egyptian pound was severely devalued: parity went from 9.7373 pounds per euro at October 31, 2016 to 19.1450 pounds per euro at December 31, 2016 (end of day exchange rate published by Bloomberg).

ORANGE / 2016 Consolidated financial statements - 79[Back to contents]

12.3     Liquidity risk management

Diversification of sources of funding

Orange has diversified sources of funding:

•  regular issues in the bond markets;

•  occasional financing through loans from multilateral or development lending institutions;

•  issues in the short-term securities markets under the NEU Commercial Paper program;

•  on December 21, 2016 Orange entered into a 6 billion euros syndicated loan with 24 international banks in order to refinance the previous syndicated loan maturing in January 2018. The new loan, with an initial maturity in December 2021, includes two one-year extension options, exercisable by Orange and subject to the banks’ approval.

Liquidity of investments

Orange invests its cash surplus in negotiable debt securities, mutual funds (UCITS) and term deposits. These investments give priority to minimizing the risk of loss on capital over performance.

Smoothing debt maturities

Debt maturities are spread in a balanced manner over the coming years.

The following table shows undiscounted future cash flows for each financial liability shown on the statement of financial position. The key assumptions used in this schedule are:

•  amounts in foreign currencies are translated into euro at the year-end closing rate;

•  future variable-rate interest is based on the last fixed coupon, unless a better estimate is available;

•  TDIRA being necessarily redeemable in new shares, no redemption is taken into account in the maturity analysis. In addition, interest payable on the bonds is due over an undetermined period of time (see Note 11.4) therefore, only interest payable for the first period is included, since including interest payments for the other periods would not provide relevant information;

•  the maturity dates of revolving credit facilities are the contractual maturity dates;

•  the “Other items” (undated and non-cash items) reconcile, for financial liabilities not accounted for at fair value, the future cash flows and the balance in the statement of financial position.

(in millions of euros)	Note	December 31, 2016	2017	2018	2019	2020	2021	2022 and beyond	Other items (4)
TDIRA	11.4	1,212	7	-	-	-	-	-	1,205
Bonds	11.5	27,370	2,954	3,142	4,644	1,328	2,726	12,665	(90)
Loans from development organizations and multilateral lending institutions	11.6	2,710	643	219	321	534	224	782	(13)
Finance lease liabilities	11.3	622	116	122	99	79	65	140	-
NEU commercial papers (1)	11.3	542	542	-	-	-	-	-	-
Bank overdrafts	11.3	278	278	-	-	-	-	-	-
Cash collateral received	11.3	541	541	-	-	-	-	-	-
Other financial liabilities	11.3	250	94	13	16	10	2	115
Derivatives (liabilities)	11.8	561	(0)	-	15	9	0	59
Derivatives (assets)	11.8	(960)	(16)	(6)	(313)	(6)	(278)	(647)
Equity components related to unmatured hedging instruments	11.3	(763)	-	-	-	-	-	-
Gross financial debt after derivatives		32,363	5,159	3,490	4,782	1,954	2,739	13,113	-
Trade payables		9,865	9,021	359	76	107	44	274	(16)
Total financial liabilities (including derivatives assets)		42,228	14,180 (3)	3,849	4,858	2,061	2,783	13,387
Future interests on financial liabilities (2)			1,289	1,163	882	746	667	6,444

(1) Negotiable European Commercial Papers (formerly called "commercial papers").

(2) Mainly future interests on bonds for 12,604 million euros, on derivatives instruments for (1,808) million euros, on bank loans for 240 million euros and on financial lease liabilities for 19 million euros.

(3) Amounts presented for 2017 correspond to notional and accrued interests for 657 million euros.
(4) Undated items: TDIRA notional. Non-cash items: amortized cost on TDIRA, bonds and bank loans, and discounting effect on long term trade payables.
ORANGE / 2016 Consolidated financial statements - 80[Back to contents]

The liquidity position is one of the indicators of financial position used by the Group. This aggregate, not defined by IFRS, may not be comparable to similarly entitled indicators used by other companies.

As at December 31, 2016, Orange telecoms’ liquidity position exceed the repayment of gross financial debt scheduled in 2017.

(in millions of euros)	Note	December 31, 2016
Cash	11.3	2,324
Cash equivalents	11.3	3,942
Investments at fair value	11.7	1,576
Available undrawn amount of credit facilities	11.7	6,343
Liquidity position		14,185

As at December 31, 2016, cash and cash equivalents were held mainly in France and other countries of the European Union, that are not subject to restrictions on convertibility or exchange control.

As at December 31, 2016, Orange telecom activities have access to credit facilities in the form of bilateral credit lines and syndicated credit lines. Most of these lines bear interest at floating rates.

(in millions of euros)	December 31, 2016
Orange SA	6,000
Médi Telecom	272
Orange Espagne	70
Other	1
Available undrawn amount of credit facilities	6,343

Any specific contingent commitments in respect of compliance with financial ratios are presented in Note 12.4.

Orange’s credit ratings

Orange credit rating is an additional performance indicator used to assess the Group’s financial policy and risk management policy and, in particular, its solvency and liquidity risk, and is not a substitute for an analysis carried out by investors. Rating agencies revise the ratings they assign on a regular basis. Any change in the rating could produce an impact on the cost of future financing or restrict access to liquidity.

In addition, a change in Orange’s credit rating will, for certain outstanding financing, affect the compensation paid to investors:

•  one Orange SA bond (see Note 11.5) with an outstanding amount of 2.5 billion dollars maturing in 2031 (equivalent to 2.3 billion euros as at December 31, 2016) is subject to a step-up clause in the event that Orange's rating changes. This clause was triggered in 2013 and early 2014: the coupon due in March 2014 was thus computed on the basis of an interest rate of 8.75% and since then, the bond bears interest at the rate of 9%.

•  the margin of the syndicated credit line of 6 billion euros signed on December 21, 2016 might be modified in light of changes to Orange credit rating, upwards or downwards. As at December 31, 2016, the credit facility was not drawn.

Regarding the changes in Orange’s credit ratings in 2016: Standard & Poor’s rating agency revised, on January 27, 2016, the outlook on Orange’s long-term debt from Negative to Stable while confirming Orange’s long-term debt rating at BBB+ as well as Orange’s short-term debt rating at A2.

Orange’s credit rating at December 31, 2016 is as follows:

	Standard & Poor's	Moody's	Fitch Ratings	Japan Credit Rating
Long-term debt	BBB+	Baa1	BBB+	A-
Outlook	Stable	Stable	Stable	Stable
Short-term debt	A2	P2	F2
ORANGE / 2016 Consolidated financial statements - 81[Back to contents]

12.4     Management of covenants

Main commitments with regard to financial ratios

Orange SA does not have any credit line or loan subject to specific covenant with regard to financial ratios.

Certain subsidiaries of Orange SA are committed to complying with certain financial ratios related to indicators defined in the contracts with the banks. The breach of these ratios constitutes an event of default that can lead to early repayment of the line of credit or loan concerned.

•  Orange Egypt: in respect of its 2011, 2012 and 2014 bank financing contracts, of which the total nominal amount as at December 31, 2016 is 5,715 million Egyptian pounds (299 million euros), Orange Egypt must comply with a “net senior debt to EBITDA” ratio;

•  Médi Telecom: in respect of its 2012, 2014 and 2015 bank financing contracts, of which the total nominal amount as at December 31, 2016 is 1,891 million Moroccan Dirham (177 million euros), Médi Telecom must comply with the covenants relating to its "net financial debt" and "net equity";

•  Orange Côte d’Ivoire: in respect of its November 2016 bank financing contract, of which the total nominal amount as at December 31, 2016 is 77 billion CFA francs (or 118 million euros), Orange Côte d’Ivoire must comply with a “net senior debt to EBITDA” ratio;

•  Orange Cameroun: in respect of its March 2015 bank financing contract, of which the total nominal amount is as at December 31, 2016 73 billion CFA francs (or 112 million euros), Orange Cameroun must comply with a "net senior debt to EBITDA" ratio.

As at December 31, 2016, these ratios were fully respected.

Contractual clauses relating to changes in the interest rates in the event of changes in Orange’s credit rating are described in Note 12.3.

Clauses related to instances of default or material adverse changes

Most of Orange’s financing agreements, including in particular the 6 billion euros syndicated credit facility set up on December 21, 2016, as well as bond issues, are not subject to early redemption obligations in the event of a material adverse change, or cross default provisions. Most of these contracts include cross acceleration provisions. Thus, the mere occurrence of events of default in other financing agreements does not automatically trigger an accelerated repayment under such contracts.

12.5     Credit risk and counterparty risk management

Financial instruments that could potentially expose Orange to concentration of counterparty risk consist primarily of trade receivables, cash and cash equivalents, investments and derivative financial instruments.

Orange considers that it has limited concentration in credit risk with respect to trade receivables due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many French regions and foreign countries. In addition, the maximum value of the counterparty risk on these financial assets is equal to their recognized net carrying value. An analysis of net trade receivables past due is provided in Note 4.3. For loans and other receivables, amounts past due but not provisioned are not material.

Orange is exposed to bank counterparty risk through its investments and derivatives. Therefore, it performs a strict selection based on the credit rating of public, financial or industrial institutions in which it invests or with which it enters into derivatives agreements.

•  For each counterparty selected, limits are based on each financial institution’s rating and equity, as well as on periodic analyses carried out by the Treasury Department. The maximum commitment is then determined (i) for investments, based on maximum limits, and (ii) for derivatives, based on the nominal amounts of interest rate and foreign exchange contracts outstanding, to which coefficients are applied that take into account the remaining duration of the operation and the type of transaction involved;

•  Counterparties’ ratings are monitored;

•  Lastly, for derivatives, master agreements relating to financial instruments (French Banking Federation or International Swaps and Derivatives Association) are signed with all counterparties and provide for a net settlement of debts and receivables, in case of failure of one of the parties, as well as the calculation of a final balance to be received or paid. These agreements include a CSA cash collateral clause that can lead to either a deposit (collateral paid) or collection (collateral received), on a monthly or weekly basis, with no threshold. These payment amounts correspond to the change in market value of all derivative instruments (or, for a few counterparties, derivatives with a maturity greater than three months). Therefore, regarding Orange SA, the non-performance risk exposure corresponds to a succession of exposures over a maximum of a one-month period until the derivatives term. This concerns the risk of an increase in the value of the portfolio, which can be modeled by a range of options such as the purchase of a one-month cap, in accordance with the portfolio characteristics (net nominal by counterparty, volatility, sensitivity). The non-performance risk is therefore this exposure multiplied by the probability of default until the derivative maturity and by the loss given default (by convention, 0.6 is the market position).

In addition, investments are negotiated with high-grade banks. Exceptionally, subsidiaries may deal with counterparties with a lower rating; in such cases, the counterparties essentially have the highest ratings available locally.

ORANGE / 2016 Consolidated financial statements - 82[Back to contents]

Effect of mechanisms to offset exposure to credit risk and counterparty risk

(in millions of euros)	December 31, 2016	December 31, 2015	December 31, 2014
Fair value of derivatives assets	960	1,684	627
Fair value of derivatives liabilities	(561)	(384)	(890)
Netting via Master Agreements (a)	399	1,300	(263)
Amount of cash collateral paid	77	94	622
Amount of cash collateral received	(541)	(1,447)	(166)
Netting via Cash collateral (b)	(464)	(1,353)	456
Residual exposure to counterparty risk (a) + (b)	(65)	(53)	193

Changes in net cash collateral between 2015 and 2016 stem from changes in the portfolio, as well as the weakening of the pound sterling against the euro.

The residual exposure to counterparty risk is mainly due to a time difference between the valuation of derivatives at the closing date and the date on which the cash collateral exchanges were made.

Sensitivity analysis of cash collateral deposits to changes in market interest rates and exchange rates

A change in market rates of +/-1% would affect the fair value of interest rate hedging derivatives as follows:

(in millions of euros)
Rate decrease of 1%		Rate increase of 1%
Change of fair value of derivatives	(1 576)	1,358

Rate decrease of 1%		Rate increase of 1%
Amount of cash collateral received (paid)	1,576	(1 358)

A change in the euro exchange rate of 10% against currencies of hedged financing (mainly the pound sterling and the US dollar) would impact the fair value of foreign exchange derivatives as follows:

(in millions of euros)
Change of fair value of derivatives	10% loss in euro	10% gain in euro
	1,964	(1607)

	10% loss in euro	10% gain in euro
Amount of cash collateral received (paid)	(1 964)	1,607

ORANGE / 2016 Consolidated financial statements - 83[Back to contents]

12.6     Equity market risk

Orange SA had no options to purchase its own shares, no forward purchase of shares and at December 31, 2016 held 22,423 own shares. Orange SA owns subsidiaries listed on equity markets whose share value may be affected by general trends in these markets. In particular, the market value of these listed subsidiaries’ shares is one of the measurement variables used in impairment testing.

The mutual funds (UCITS) in which Orange invests for cash management purposes contain no equities.

Orange is also exposed to equity risk through certain retirement plan assets (see Note 6.2).

As at December 31, 2016 the only other significant exposure of the Group to equity market risk relates to its ownership of 4% of BT capital, received in exchange on EE disposal in late January 2016 at an initial value of 2,462 million euros. At year-end 2016 this investment has been subject to an impairment recorded in net finance costs (see Note 11.7).

12.7     Capital management

Orange SA is not subject to regulatory requirements related to equity (other than the usual standards applicable to any commercial company).

Like any company, Orange manages its financial resources (both equity and net financial debt) as part of a balanced financial policy, aiming to ensure flexible access to capital markets, including for the purpose of selectively investing in development projects, and to provide a return to shareholders.

In terms of net financial debt (see Note 11.3), this policy translates into liquidity management as described in Note 12.3 and a specific attention to credit ratings assigned by rating agencies.

In 2014, this policy led the Group to issue 5.8 billion euros of subordinated notes, of which 3 billion euros served to finance the acquisition of Spanish operator Jazztel. These financial instruments are recognized in equity under IFRS. This resource has a cost in line with the average cost of the Group’s bond debt, thus limiting the weighted average cost of capital.

This policy is also reflected, in some markets, by the presence of minority shareholders in the capital of subsidiaries controlled by Orange. This serves to limit the Group’s debt while providing a benefit from the presence of local shareholders.

ORANGE / 2016 Consolidated financial statements - 84[Back to contents]

12.8     Fair value of financial assets and liabilities (excluding Orange Bank)

			December 31, 2016
(in millions of euros)	Note	Classification under IAS 39 (1)	Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Trade receivables	4.3	L&R	4,964	4,964	-	4,964	-
Financial assets	11.7		4,002	4,002	1,748	2,149	105
Assets available for sale		AFS	1,878	1,878	1,748	25	105
Equity securities measured at fair value		FVR	80	80	-	80	-
Cash collateral paid		L&R	77	77	-	77	-
Investments at fair value		FVR	1,576	1,576	-	1,576	-
Other		L&R	391	391	-	391	-
Cash and cash equivalent	11.3		6,266	6,266	6,266	-	-
Cash equivalents		FVR	3,942	3,942	3,942	-	-
Cash		L&R	2,324	2,324	2,324	-	-
Trade payables	5.6-8.5	LAC	9,865	9,889	-	9,889	-
Financial liabilities	11.3		33,525	38,501	30,283	8,092	126
Financial debt	11.3	LAC	33,370	38,346	30,283	8,063	-
Bonds at fair value through profit or loss		FVR	29	29	-	29	-
Other		FVR	126	126	-	-	126
Derivatives, net amount (2)	11.8		(399)	(399)	-	(399)	-

(1) "AFS" stands for "available for sale", "L&R" stands for "loans and receivables", "FVR" stands for "fair value through P&L", "LAC" stands for "liabilities at amortized costs".
(2) IAS 39 classification for derivatives instruments depends on their hedging qualification.

The market value of the net financial debt carried by Orange was estimated at 29.4 billion euros as at December 31, 2016, for a carrying amount of 24.4 billion euros.

The table below provides an analysis of the change in level 3 market values for financial assets and liabilities measured at fair value in the statement of financial position.

(in millions of euros)	Assets available for sale	Assets at fair value through profit or loss, excluding derivatives	Financial liabilities at fair value through profit or loss, excluding derivatives	Net derivatives
Level 3 fair values at December 31, 2015	73	-	21	-
Gains (losses) taken to profit or loss	(3)	-	6	-
Gains (losses) taken to other comprehensive income	6	-	-	-
Acquisition (sale) of assets	29	-	-	-
Impact of changes in the scope of consolidation	-	-	99	-
Level 3 fair values at December 31, 2016	105	-	126	-

			December 31, 2015
(in millions of euros)	Note	Classification under IAS 39	Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Trade receivables	4.3	L&R	4,876	4,876	-	4,876	-
Financial assets	11.7		2,118	2,118	149	1,896	73
Assets available for sale		AFS	144	144	45	26	73
Equity securities measured at fair value		FVR	77	77	-	77	-
Cash collateral paid		L&R	94	94	-	94	-
Investments at fair value		FVR	1,231	1,231	104	1,127	-
Other		L&R	572	572	-	572	-
Cash and cash equivalent	11.3		4,469	4,469	4,469	-	-
Cash equivalents		FVR	2,281	2,281	2,281	-	-
Cash		L&R	2,188	2,188	2,188	-	-
Trade payables	5.6-8.5	LAC	9,959	10,002	-	10,002	-
Financial liabilities	11.3		34,064	37,735	28,973	8,741	21
Financial debt		LAC	34,014	37,685	28,973	8,712	-
Bonds at fair value through profit or loss		FVR	29	29	-	29	-
Commitments to purchase non-controlling interests		FVR	21	21	-	-	21
Derivatives, net amount	11.8		(1,300)	(1,300)	-	(1,300)	-

ORANGE / 2016 Consolidated financial statements - 85[Back to contents]

The market value of the net financial debt carried by Orange was estimated at 30.2 billion euros as at December 31, 2015, for a carrying amount of 26.6 billion euros.

			December 31, 2014
(in millions of euros)	Note	Classification under IAS 39	Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Trade receivables	4.3	L&R	4,612	4,612	-	4,612	-
Financial assets	11.7		4,477	4,477	2,245	2,171	61
Assets available for sale		AFS	91	91	30	-	61
Equity securities measured at fair value		FVR	77	77	-	77	-
Cash collateral paid		L&R	622	622	-	622	-
Investments at fair value		FVR	204	204	117	87	-
Pledged monetary financial securities in connection with the offer on Jazztel		FVR	2,901	2,901	2,098	803	-
Other		L&R	582	582	-	582	-
Cash and cash equivalent	11.3		6,758	6,758	6,758	-	-
Cash equivalents		FVR	4,628	4,628	4,628	-	-
Cash		L&R	2,130	2,130	2,130	-	-
Trade payables	5.6-8.5	LAC	8,130	8,071	-	8,071	-
Financial liabilities	11.3		34,372	39,559	31,576	7,940	43
Financial debt		LAC	34,026	39,213	31,576	7,637	-
Bonds at fair value through profit or loss		FVR	28	28	-	28	-
Commitment to purchase ECMS shares		FVR	275	275	-	275	-
Other commitments to purchase non-controlling interests		FVR	43	43	-	-	43
Derivatives, net amount	11.8		263	263	-	263	-

The market value of the net financial debt carried by Orange was estimated at 31.3 billion euros as at December 31, 2014, for a carrying amount of 26.1 billion euros.

Accounting policies

The financial assets and liabilities measured at fair value in the statement of financial position have been classified based on the three hierarchy levels:

•  level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•  level 2: inputs that are observable for the asset or liability, either directly or indirectly;

•  level 3: unobservable inputs for the asset or liability.

The fair value of assets available for sale (AFS) is the quoted price at year-end for listed securities and, for non-listed securities, uses a valuation technique determined according to the most appropriate financial criteria in each case (comparable transactions, multiples for comparable companies, shareholders’ agreement, discounted present value of future cash flows).

Concerning loans and receivables (L&R), the Group considers that the carrying amount of cash, trade receivables and various deposits provide a reasonable approximation of fair value, due to the high liquidity of these elements.

Among financial assets at fair value through profit or loss (FVR), with respect to very short-term investments such as deposits, certificates of deposit, commercial paper or negotiable debt securities, the Group considers that the nominal value of the investment and any related accrued interest represent a reasonable approximation of fair value. The fair value of mutual funds (UCITS) is the latest net asset value.

For financial liabilities at amortized cost (LAC), the fair value of financial liabilities is determined using:

•  the quoted price for listed instruments (a detailed analysis is performed in the case of a material decrease in liquidity to evidence whether the observed price corresponds to the fair value; otherwise the quoted price is adjusted);

•  the present value of estimated future cash flows, discounted using rates observed by the Group at the end of the period for other instruments. The results calculated using the internal valuation model are systematically benchmarked with the values provided by Bloomberg.

The Group considers the carrying value of trade payables and deposits received from customers to be a reasonable approximation of fair value, due to the high liquidity of these elements.

The fair value of long-term trade payables is the value of future cash flows discounted at the interest rates observed by the Group at the end of the period.

Financial liabilities at fair value through profit or loss (FVR) mainly concern firm or contingent commitments to purchase non-controlling interests. Their fair value is measured in accordance with the provisions of the contractual agreements. When the commitment is based on a fixed price, a discounted value is retained.

The fair value of derivatives, mostly traded over-the-counter, is determined using the present value of estimated future cash flows, discounted using the interest rates observed by the Group at the end of the period. The results calculated using the internal valuation model are consistently benchmarked with the values provided by bank counterparties and Bloomberg.

When there are no reliable market data which identify the probability of default, the CVA (Credit Value Adjustment) and the DVA (Debit Value Adjustment) are measured based on historical default charts and CDS (Credit Default Swap) trends. Counterparty credit risk and the Group’s own specific default risk are also continuously monitored based on the monitoring of debt security credit spreads on the secondary market and other market information. Given the implementation of collateralization, and based on counterparty policies and the management of indebtedness and liquidity risk described in Note 12, CVA and DVA estimates are not material compared to the measurement of the related financial instruments.

ORANGE / 2016 Consolidated financial statements - 86[Back to contents]

NOTE 13     Shareholders' equity

At December 31, 2016, Orange SA’s share capital, based on the number of issued shares at this date, amounted to 10,640,226,396 euros, divided into 2,660,056,599 ordinary shares with a par value of 4 euros each.

Since April 3, 2016, once the Law of March 29, 2014 known as the Florange Law took effect, shares held in registered form for at least two months in the name of the same shareholder enjoy double voting rights. At December 31, 2016, the French State owned 22.95% of Orange SA’s share capital and 29.29% of voting rights either directly or indirectly in concert with Bpifrance Participations. At that same date, under their Group savings plan or in registered form, the Group’s employees owned 5.37% of the share capital and 8.43% of voting rights.

13.1     Changes in share capital

During the year, Orange SA issued 11,171,216 new shares, representing 0.42% of the capital, in an employee shareholding plan (see Note 6.3). The resulting addition to capital (including share premium), made on May 31, 2016 was 113 million euros.

13.2     Treasury shares

As authorized by the Shareholders’ Meeting of June 7, 2016, the Board of Directors instituted a new share buyback program (the 2016 Buyback Program) and cancelled the 2015 Buyback Program, with immediate effect. The 2016 Buyback Program is described in the Registration Document filed with the French Financial Markets Authority (Autorité des marchés financiers - AMF) on April 4, 2016.

The only shares bought back by Orange during the year were shares bought back as part of the liquidity contract.

At December 31, 2016, the Company held 22,423 treasury shares (including 0 share as part of the liquidity contract), compared with 27,663 at December 31, 2015 (including 0 share as part of the liquidity contract) and 41,017 at December 31, 2014 (including 0 share as part of the liquidity contract).

Accounting policies

Treasury shares are recorded as a deduction from equity, at acquisition cost. Gains and losses arising from the sale of treasury shares are recognized in consolidated reserves, net of tax.

ORANGE / 2016 Consolidated financial statements - 87[Back to contents]

13.3     Dividends

Full Year	Approved by	Description	Dividend per share (in euro)	Payout date	How paid	Total (in millions of euros)
2016	Board of Directors Meeting on July 25, 2016	2016 interim dividend	0.20	December 7, 2016	Cash	532
	Shareholders' Meeting on June 7, 2016	Balance for 2015	0.40	June 23, 2016	Cash	1 064
Total dividends paid in 2016
2015	Board of Directors Meeting on July 27, 2015	2015 interim dividend	0.20	December 9, 2015	Cash	530
	Shareholders' Meeting on May 27, 2015	Balance for 2014	0.40	June 10, 2015	Cash	1 059
Total dividends paid in 2015
2014	Board of Directors Meeting on July 28, 2014	2014 interim dividend	0.20	December 9, 2014	Cash	529
	Shareholders' Meeting on May 27, 2014	Balance for 2013	0.50	June 5, 2014	Cash	1 317
Total dividends paid in 2014
2013	Board of Directors Meeting on July 24, 2013	2013 interim dividend	0.30	December 11, 2013	Cash	788
	Shareholders' Meeting on May 28, 2013	Balance for 2012	0.20	June 11, 2013	Cash	526
Total dividends paid in 2013

The amount available to provide a return to shareholders in the form of dividends, is calculated on the basis of the total net income and retained earnings, under French GAAP, of the entity Orange SA, the parent company.

13.4     Subordinated notes

On February 7, 2014, as part of its EMTN program, Orange SA issued the equivalent of 2.8 billion euros of deeply subordinated notes denominated in euros and pounds sterling in three tranches: 1 billion euros with a fixed-rate coupon of 4.25%, 1 billion euros with a fixed-rate coupon of 5.25% and 650 million pounds with a fixed-rate coupon of 5.875%. A reset of interest rates at market conditions is provided for contractually on each call option exercise date.

Orange has a call option on each of these tranches respectively after February 7, 2020, February 7, 2024, and February 7, 2022 and upon the occurrence of certain contractually defined events.

Step-up clauses involve adjustments of 25bps in 2025 and an additional 75bps in 2040 for the first tranche; of 25bps in 2024 and an additional 75bps in 2044 for the second tranche and of 25bps in 2027 and an additional 75bps in 2042 for the third tranche.

On October 1, 2014, under its EMTN program, Orange SA issued the equivalent of 3 billion euros of deeply subordinated notes denominated in euros and pounds sterling in three tranches: 1 billion euros with a fixed-rate coupon of 4%, 1.25 billion euros with a fixed-rate coupon of 5% and 600 million pounds with a fixed-rate coupon of 5.75% A reset of interest rates at market conditions is provided for contractually on each call option exercise date.

Each issue was the subject of a prospectus certified by the AMF under visas no. 14-036 and 14-525.

Orange has a call option on each of these tranches respectively after October 1, 2021, October 1, 2026, and April 1, 2023 and upon the occurrence of certain contractually defined events.

Step-up clauses involve coupon adjustments of 25bps in 2026 and an additional 75bps in 2041 for the first tranche; of 25bps in 2026 and an additional 75bps in 2046 for the second tranche and of 25bps in 2028 and an additional 75bps in 2043 for the third tranche.

These notes, listed on Euronext Paris, are lowest ranking subordinated notes (senior compared to ordinary shares): the holders will only be remunerated (whether for the nominal, interest or any other amount) after all other creditors, including holders of participating loans and securities, simply subordinated or not, representing a claim on Orange.

At each interest payment date, settlement may be either paid or deferred, at the option of the issuer. Deferred coupons are capitalized and become due and payable in full under certain circumstances defined contractually and under the control of the issuer.

Under the Group understanding, some rating agencies assign an "equity" component of 50% to these instruments.

Under IFRS, these instruments are recognized at their historical value. The tranches denominated in pounds sterling were recognized at the ECB fix rate on the issue date (0.8314 for the issue of February 7, 2014 and 0.7782 for the issue of October 1, 2014) and will not be re-measured through the life of the note. Coupons (no occurrence in 2014) will impact equity five working days before the annual date of payment (February 7 for the three tranches of the first issue, October 1 for the two euro tranches of the second issue and April 1 for the pound sterling tranche of the second issue), unless Orange exercises its right to defer their payment.

In 2016, Orange did not exercise its right to defer the coupons related to the subordinated notes. The same is true as of the beginning of February 2017.

ORANGE / 2016 Consolidated financial statements - 88[Back to contents]

The note holders received the payments shown in the following table.

	Paid coupons (in millions of currency)	Paid coupons (in millions of euros)
1 000 MEUR issued as of February 1st, 2014 with a fixed-rate coupon of 4,25%	42	42
1 000 MEUR issued as of February 1st, 2014 with a fixed-rate coupon of 5,25%	52	52
650 MGBP issued as of February 1st, 2014 with a fixed-rate coupon of 5,875%	38	50
1 000 MEUR issued as of October 1st, 2014 with a fixed-rate coupon of 4%	40	40
1 250 MEUR issued as of October 1st, 2014 with a fixed-rate coupon of 5%	63	63
600 MGBP issued as of October 1st, 2014 with a fixed-rate coupon of 5,75% (1)	35	44
Total coupons paid to the holders in 2016		291
1 000 MEUR issued as of February 1st, 2014 with a fixed-rate coupon of 4,25%	42	42
1 000 MEUR issued as of February 1st, 2014 with a fixed-rate coupon of 5,25%	53	53
650 MGBP issued as of February 1st, 2014 with a fixed-rate coupon of 5,875%	38	51
1 000 MEUR issued as of October 1st, 2014 with a fixed-rate coupon of 4%	40	40
1 250 MEUR issued as of October 1st, 2014 with a fixed-rate coupon of 5%	63	63
600 MGBP issued as of October 1st, 2014 with a fixed-rate coupon of 5,75% (1)	17	23
Total coupons paid to the holders in 2015		272

(1) Coupons payment date as of April 1st

The tax effect of the conversion of subordinated notes whose face value is denominated in pounds sterling was (84) million euros for the period. This effect is shown at "Other movements" in the consolidated changes in shareholders' equity.

Accounting policies

Subordinated notes

The Group issued subordinated notes in several tranches.

These instruments have no maturity and the coupon’s settlement could be deferred at the option of the issuer. They are booked in equity.

As equity instruments are recognized at historical value, the tranche denominated in foreign currency is never re-measured. Where appropriate, a translation adjustment impact will be booked in equity at the exercise date of any purchase option.

The holders' payment is directly booked in equity at the date of the decision to pay the coupons.

The tax effect relating to the payment is accounted for as net income and the one relating to the remeasurement of the foreign exchange portion is accounted for as equity.

Equity component of perpetual bonds redeemable for shares (TDIRA)

The equity component is determined as the difference between the fair value of the instrument taken as a whole and the fair value of the debt component. Thus, the equity component determined and recognized at inception is not subsequently re-measured and remains in equity, even when the instrument is extinguished.

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13.5     Translation adjustment

(in millions of euros)	2016	2015	2014
Gain (loss) recognized in other comprehensive income during the period	(214)	77	27
Reclassification to net income for the period (1)	(13)	(0)	258
Total transaction adjustments for continuing operations	(227)	77	285
Gain (loss) recognized in other comprehensive income during the period (2)	-	-	387
Reclassification to the net income for the period (2)	(836)	-	-
Total translation adjustment for discontinued operations	(836)	-	387

(1) In 2014, related to the disposal of Orange Dominicana and to the loss of control of Telkom Kenya.
(2) Related to EE.
(in millions of euros)	December 31, 2016	December 31, 2015	December 31, 2014
Polish zloty	737	827	821
Egyptian pound	(509)	(334)	(344)
Slovakian crown	220	220	220
Pound sterling	9	850	849
Other	(19)	(62)	(122)
Total translation adjustment	438	1,501	1,424
o/w share attributable to the parent company	163	1,212	1,152
o/w share attributable to non-controlling interests	275	289	272

The translation adjustment of EE is presented in the line pound sterling for 836 million euros at the end of 2015. This translation adjustment was reclassified in net income upon the actual disposal of EE in 2016.

Accounting policies

The functional currency of foreign operations located outside the euro area is usually the local currency, unless the major cash flows are made with reference to another currency (such as the Orange entities in Romania and in the Democratic Republic of the Congo).

The financial statements of foreign operations whose functional currency is neither the euro nor the currency of a hyper-inflationary economy are translated into euros (the Group’s presentation currency) as follows:

•  assets and liabilities are translated at the year-end rate;

•  items in the income statement are translated at the average rate for the year;

•  the translation adjustment resulting from the use of these different rates is included in other comprehensive income.

The translation adjustments are reclassified to profit or loss when the entity disposes or partially disposes (loss of control, loss of joint control, loss of significant influence) of its interest in a foreign operation through the sale, liquidation, repayment of capital or abandon of all, or part of, that activity. The reduction in the carrying amount of a foreign operation, either because of its own losses or because of the recognition of an impairment loss, does not lead to a reclassification to profit or loss of the accumulated translation adjustment.

Recycling of translation adjustments is presented in the income statement within:

•  net income of discontinued operations, when a line of business or major geographical area is disposed of;

•  gains (losses) on disposal of businesses and assets, when other businesses are disposed of;

•  reclassification of translation adjustment from liquidated entities, in the event of the liquidation or abandonment of an activity without disposal.

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13.6     Non-controlling interests

(in millions of euros)	2016	2015	2014
Credit part of net income attributable to non-controlling interests (a)	339	316	340
o/ w Sonatel Group	219	211	205
o/ w Orange Belgium Group	35	35	20
o/ w Orange Bank	30	-	-
o/ w Orange Polska Group	11	34	65
Debit part of net income attributable to non-controlling interests (b)	(11)	(10)	(40)
o/ w Egypt	(3)	(0)	(7)
o/ w Telkom Kenya	-	-	(27)
Total part of net income attributable to non-controlling interests (a) + (b)	328	306	300
Credit part of comprehensive income attributable to non-controlling interests (a)	334	354	359
o/ w Sonatel Group	213	222	208
o/ w Orange Belgium Group	35	35	20
o/ w Orange Polska Group	-	29	47
Debit part of comprehensive income attributable to non-controlling interests (b)	(22)	(21)	(33)
o/ w Egypt	-	(14)	(7)
o/ w Telkom Kenya	-	-	(23)
Total part of comprehensive income attributable to non-controlling interests (a) + (b)	312	333	326

(in millions of euros)	2016	2015	2014
Dividends paid to minority shareholders	259	304	294
o/ w Sonatel Group	186	176	171
o/ w Orange Polska Group	37	79	77

(in millions of euros)	December 31, 2016	December 31, 2015	December 31, 2014
Credit part of equity attributable to non-controlling interests (a)	2,493	2,377	2,152
o/ w Orange Polska Group	906	941	989
o/ w Sonatel Group	683	647	597
o/ w Orange Belgium Group	247	212	177
o/ w Jordan Telecom Group	175	210	206
o/ w Médi Telecom	157	183	-
Debit part of equity attributable to non-controlling interests (b)	(7)	(17)	(10)
Total equity attributable to non-controlling interests (a) + (b)	2,486	2,360	2,142

Accounting policies

Commitments to purchase non-controlling interests (put options)

When the Group grants firm or contingent commitments to purchase non-controlling interests, the carrying amount of non-controlling interests is reclassified to financial debt (see Note 11.3).

Where the amount of the commitment exceeds the amount of the non-controlling interests, the difference is recorded as a reduction in equity attributable to the owners of the parent company. Financial debt is re-measured at the end of each reporting period in accordance with the contractual arrangement (at fair value or at present value if fixed price) and, in the absence of any guidance provided by IFRS, against finance income or expense.

Non-controlling interests that are debtors

Total comprehensive income of a subsidiary is attributed to the owners of the parent company and to the non-controlling interests. In accordance with IFRS 10, this can result in the non-controlling interests having a deficit balance.

Transactions with owners

Each transaction with non-controlling interests of an entity controlled by the Group, when not resulting in a loss of control, is accounted for as an equity transaction with no effect on the total comprehensive income.

ORANGE / 2016 Consolidated financial statements - 91[Back to contents]

13.7     Earnings per share

(in millions of euros)	2016	2015	2014
Net income of continuing operations	1,010	2,510	1,360
Net remuneration of subordinated notes	(183)	(186)	(103)
Non-controlling interests	(328)	(306)	(300)
Net income of continuing operations used for calculating basic earnings per share (a)	499	2,018	957
Impact of dilutive instruments:
TDIRA	-	29	-
Net income of continuing operations used for calculating diluted earnings per share (b)	499	2,047	957
Net income of continuing operations
• basic	0.19	0.76	0.36
• diluted	0.19	0.75	0.36

(in millions of euros)	2016	2015	2014
Net income of discontinued operations used for calculating basic and diluted earnings per share (c)	2,253	448	(135)
Net income of discontinued operations
• basic	0.85	0.17	(0.05)
• diluted	0.85	0.17	(0.05)

(in millions of euros)	2016	2015	2014
Net income used for calculating basic earnings per share (a) + (c)	2,752	2,466	822
Net income used for calculating diluted earnings per share (b) + (c)	2,752	2,495	822
Net income
• basic	1.04	0.93	0.31
• diluted	1.04	0.92	0.31

(number of shares)	December 31, 2016	December 31, 2015	December 31, 2014
Weighted average number of ordinary shares outstanding - basic	2,654,045,007	2,648,620,953	2,637,414,741
Impact of dilutive instruments:
TDIRA	-	52,079,350	-
Weighted average number of shares outstanding - diluted	2,654,045,007	2,700,700,303	2,637,414,741

The TDIRA, which were non-dilutive, were not included in the calculation of net diluted earnings per share.

Stock options are not included in the calculation of diluted earnings per share, because they were out of money as at December 31, 2016. Details of each plan are described in Note 6.3.

Accounting policies

Earnings per share

The Group discloses both basic earnings per share and diluted earnings per share for continuing operations and discontinued operations:

•  basic earnings per share are calculated by dividing net income for the year attributable to the equity holders of the Group, post-remuneration to the holders of subordinated notes, by the weighted average number of ordinary shares outstanding during the period;

•  diluted earnings per share are calculated based on the same net income, adjusted of the finance cost of dilutive debt instruments and their impact on employee profit-sharing, net of the related tax effect. The number of shares used to calculate diluted earnings per share takes into account the conversion into ordinary shares of potentially dilutive instruments outstanding during the period.

When earnings per share are negative, diluted earnings per share are identical to basic earnings per share. In the event of an issuance of shares at a price lower than the market price, and in order to ensure comparability of earnings per share information, the weighted average numbers of shares outstanding from current and previous periods are adjusted. Treasury shares owned, which deducted from the consolidated equity, do not enter into the calculation of earnings per share.

ORANGE / 2016 Consolidated financial statements - 92[Back to contents]

NOTE 14     Unrecognized contractual commitments excluding Orange Bank

At December 31, 2016, Orange is not aware of having entered into any commitment involving entities controlled by the Group, that may have a material effect on its current or future financial position, other than the commitments described in this Note.

14.1     Commitments related to operating activities

(in millions of euros)	Total	Less than one year	From one to five years	More than five years
Operating activities commitments	12,930	3,531	5,386	4,013
Operating leases	5,683	929	2,445	2,309
Handsets purchases	384	384	-	-
Transmission capacity purchases	815	221	362	232
Other goods and services purchases	3,478	1,248	1,671	559
Investment commitments	570	458	109	3
Public-private service concession commitments	905	68	270	567
Guarantees granted to third parties in the ordinary course of business	1,095	223	529	343

Operating Leases

Operating lease commitments mainly include property lease commitments. The other leases are leases relating to general expenses (equipment, vehicles and other assets). Future finance lease payments are shown in Note 12.3.

(in millions of euros)	Discounted value of future lease payments	Minimum future lease payments
Property lease commitments	4,295	5,470
o/w technical activities	2,891	3,756
o/w shops/offices activities	1,404	1,714

Maturities are set forth below:

(in millions of euros)	Minimum future lease payments	Less than one year	1-2 years	2-3 years	3-4 years	4-5 years	More than five years
Property lease commitments	5,470	863	731	628	528	476	2,244

The operating lease commitments correspond to the outstanding minimum future lease payments until the normal date of renewal of the leases or the earliest possible notice date. After periodic revaluation of the leases, these amounts are discounted. The discount rate corresponds to the weighted average cost of the Group bond debt.

The indefinite term leases amount to approximately 6% of the total of the property lease commitments.

The property lease commitments in France represent approximately 59% of the total property lease commitments.

The Group may choose whether or not to renew these leases upon expiration or replace them by other leases with renegotiated terms and conditions. For some of them, a provision for onerous contracts has been booked (see Note 5.3).

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Transmission capacity purchase commitments

Transmission capacity purchase commitments as at December 31, 2016 represented 815 million euros. These included 170 million euros of added commitments in Spain and 305 million euros for the provision of satellite transmission capacity (comprising contracts with different commitment maturities up to 2030).

Other goods and services purchase commitments

The Group’s other goods and services purchase commitments are primarily related to the network and the purchase of content.

At December 31, 2016, these commitments included:

•  "TowerCos" (site management) contracts in Africa: these commitments amounted to 522 million euros;

•  the network maintenance for 350 million euros;

•  the maintenance of submarine cables for which Orange has joint ownership or user rights, for an overall amount of 223 million euros;

•  the purchase of broadcasting rights for 1,119 million euros, including 511 million euros related to the broadcasting rights of the Spanish professional football league.

•  the purchase of cinematographic works within the framework of an agreement signed by the Group with the CSA (French Broadcasting Authority) in December 2013 to support film creation. At December 31, 2016, the residual amount of this commitment amounts to 75 million euros.

Investment commitments

At the end of December 2016, investment commitments amounted to 570 million euros.

In addition to these commitments, which are expressed in monetary terms, the Group made certain commitments to various administrative authorities such as ensuring certain coverage of the population by our network and a certain service quality level. These commitments, which have been undertaken primarily as part of license award processes, will require investment expenditure in future years to roll out and enhance the networks. They are not shown in the table above if they have not been expressed in monetary terms, which is usually the case. The Group has accordingly agreed to meet the following conditions:

•  in 2015, in France, when the frequencies in the 700 MHz band were allocated:

•  coverage obligations in “priority deployment areas” (40% of the country within 5 years, 92% within 12 years and 97.7% within 15 years) and in areas not yet covered by a broadband network (100% within 12 years), at the level of priority main roads (100% within 15 years) and at the level of the national rail network (60% within 7 years, 80% within 12 years and 90% within 15 years);

•  in 2011, in France, when the frequencies in the 2.6 GHz and 800 MHz bands were allocated:

•  an optional commitment to host Mobile Virtual Network Operators (MVNOs) on certain technical and pricing terms under full MVNO schemes;

•  an obligation to provide mobile coverage with theoretical maximum download speeds of at least 60 Mbps per user (25% of the country within 4 years and 75% within 12 years for the 2.6 GHz band, 98% of the country within 12 years and 99.6% within 15 years for the 800 MHz band), which can be met by using both the allocated frequencies and other frequencies;

•  for the 800 MHz band, specifically: an obligation to provide coverage in priority areas (40% of the country within 5 years, 90% within 10 years) with no obligation to provide roaming services, an obligation to provide coverage in each department (90% within 12 years, 95% within 15 years) and an obligation to share resources in communities covered by the "white area" (lacking coverage) program.

•  In 2012, in Romania, when the frequencies in the bands from 800 MHz to 2.6 GHz were allocated:

•  an obligation to provide mobile coverage of at least 95% of the population within 225 of 732 localities with mobile communication services in UMTS or LTE technologies, for the 800 MHz and 900 MHz bands;

•  an obligation to provide voice services coverage of at least 98% of the population of lightly inhabited areas, for 900 MHz and 1.8 GHz bands;

•  an obligation to provide IP service coverage in at least 60% of lightly inhabited areas;

•  an obligation to provide voice mobile communication service coverage of at least 80% of the population by April 5, 2017 and IP access services for 30% of the population by April 5, 2019, for 1.8 GHz and 2.6 GHz bands.

Non-compliance with these obligations could result in fines and other sanctions ultimately including the withdrawal of licenses awarded. Management believes that the Group has the ability to fulfill these commitments towards government authorities.

Public-private partnerships and public service delegations

As part of the deployment of the high and very high speed network in France, the Group entered into public service delegation and public-private partnerships contracts. These network construction and operation contracts, which have staggered durations until 2038, will gradually, as they are carried out, account for 469 million euros in intangible assets and 435 million euros in financial debt securities.

Guarantees granted to third parties in the ordinary course of business

The commitments made by the Group towards third parties in the ordinary course of business represented a total of 1,095 million euros as at December 31, 2016. They included performance guarantees amounting to 599 million euros granted to certain Enterprise customers, in particular as part of the securing of networks and remote access.

The amount of guarantees granted by the Group to third parties (financial institutions, partners, customers and government agencies) to cover the performance of the contractual obligations of non-consolidated entities is not significant. Guarantees granted by the Group to cover the performance of the contractual obligations of the consolidated subsidiaries are not considered as unrecognized contractual commitments, as they would not increase the Group's commitments in comparison to the underlying obligations of the consolidated subsidiaries.

ORANGE / 2016 Consolidated financial statements - 94[Back to contents]

14.2     Consolidation scope commitments

Asset and liability warranties granted in relation to disposals

Under the terms of agreements between certain Group companies and the acquirers of certain assets, the Group is subject to warranty clauses relating to assets and liabilities. Nearly all material sale agreements provide for ceilings on these warranties.

At December 31, 2016, the main warranties in effect were the following:

•  warranties granted to the EE joint venture at the time of the transfer of the United Kingdom operations: warranties related to the restructuring of interests and assets carried out prior to the asset transfer (uncapped warranties expiring in 2022), and a tax-related warranty (capped at 5 billion pounds sterling, or 5.8 billion euros at December 31, 2016) expiring in March 2017.

Moreover, as part of the merger of Orange and Deutsche Telekom operations in the United Kingdom, Orange counter-guaranteed up to 50% of the guarantee, capped at 750 million pounds sterling (876 million euros at December 31, 2016), granted by Deutsche Telekom to Hutchison 3G (H3G) in December 2007 to cover investment commitments made by its subsidiary T-Mobile UK towards the joint venture created with H3G as part of a 3G network sharing agreement (meaning a guarantee capped at 375 million pounds sterling, or 438 million euros for Orange). As a result of the sale of EE to BT Group plc (BT), BT is meant to replace Deutsche Telekom in respect of the main guarantee granted to H3G, in which case Orange will be released from its obligations under its counter-guarantee. Meanwhile, BT has counter-guaranteed the commitments granted by Deutsche Telekom to H3G, and Deutsche Telekom has committed to call the Orange counter-guarantee only in the event of non-payment by BT under its counter-guarantee.

In addition, Orange retained certain compensation obligations in relation to the early unwinding of finance lease transactions relating to telecommunications equipment that was previously leased by Orange. As at December 31, 2016 these obligations amounted to 52.5 million pounds sterling, or 61 million euros;

•  warranty given to BT as part of the EE sale, backed 50/50 by Orange Group and Deutsche Telekom except for events ascribable solely to one or the other, and capped at the contractually fixed sale price of 5.1 billion pounds sterling (6 billion euros converted at the exchange rate on December 31, 2016) with respect to Orange, of which 1.1 billion pounds sterling (1.3 billion euros) are for warranties other than the basic and tax-related warranties. This warranty will expire in 2017 (or in 2023 for the tax and basic warranties). Information on the final terms of EE’s disposal is presented in Note 3.2;

•  tax-related warranties, capped at 400 million euros, granted to Deutsche Telekom as part of the disposal of the Group’s mobile and Internet operations in the Netherlands in 2007. This warranty will expire at the end of the statutory limitation period, in 2019;

•  tax-related warranty given to Apax Partners as part of the Orange Suisse disposal in 2012, capped at 200 million Swiss francs (186 million euros) and expiring in 2017;

•  standard warranties capped at 155 million dollars (147 million euros) granted by the Group as part of the Orange Dominicana disposal in 2014, which will expire in 2018;

•  standard warranties granted to Vivendi as part of the disposal of its 90% stake in Dailymotion in 2015. These warranties are not capped and will expire at the end of the statutory limitation period;

•  miscellaneous standard warranties granted to buyers of real estate sold by the Group.

Orange believes that the risk of these warranties being enforced is remote and that the potential consequences of their being called are not material with respect to the Group’s results and financial position.

Commitments relating to securities

Under the terms of agreements with third parties, Orange can make or receive commitments to purchase or to sell securities. The on-going commitments at December 31, 2016 are not likely to have material impacts on the Group’s financial position.

Orange Tunisie

Under the terms of the shareholders’ agreement with Investec dated May 20, 2009, Orange has a call option giving it the right to purchase at market value 1% of the share capital of Orange Tunisie plus one share, subject to regulatory authorizations. If this option was exercised, Orange would take control of Orange Tunisie. Investec would then have the right to sell to Orange 15% of the share capital of Orange Tunisie at market value.

Korek Telecom

In November 2014, in accordance with the terms of the shareholders’ agreement dated March 10, 2011, the joint venture formed between Agility and Orange (which own respectively 54% and 46% of its capital) notified to its Iraqi co-shareholder the exercise of a call option to acquire 7% of Korek Telecom’s capital, which would result in an increase of its interest from 44% to 51%. Orange must finance a percentage of this acquisition equal to its share in the joint venture. However, the Iraqi co-shareholder notified its objection to the exercise of the call option. The discussions between Orange, Agility and the Iraqi co-shareholder have not yet enabled the parties to reach an agreement on the exercise of the call option. Pursuant to these agreements, they are being settled out of court. In the event of the effective transfer of the shares, Orange will still hold an indirect minority interest in Korek Telecom.

If Orange were to take indirect control of Korek Telecom in the future, Agility would have the right to sell its interest in the joint venture to Orange.

In addition, on July 2, 2014, the Iraqi regulatory agency (CMC) notified Korek Telecom of its decision to cancel the partnership with Orange/Agility and required that it re-establish the shareholder structure existing before the execution of the partnership agreements in March 2011. The CMC argued that the conditions precedents to its approval of the partnership were not satisfied. On January 25, 2016, the Administrative Court dismissed for lack of jurisdiction the appeal made by Korek against the CMC’s decision. The Court ruled that Korek had already exercised its right of appeal before the Board of Appeal of the CMC. On February 21, 2016 Korek filed an appeal with the Administrative Court of Appeal of Baghdad.

Orange Bank

In accordance with the shareholders’ agreement signed on October 4, 2016:

•  Orange granted a put option to Groupama on 20% of the equity in Orange Bank, exercisable at fair value within three months of October 4, 2023 and thereafter in three-month periods every other year;

•  Groupama granted a call option to Orange on the remainder of its equity interest in Orange Bank, exercisable at fair value after the exercise of its put option.

The accounting effects of these options are spelled out in Note 3.

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14.3     Financing commitments

The Group’s main commitments related to borrowings are set out in Note 12.

Orange has pledged certain investment securities and other assets to financial institutions or used them as collateral to cover bank borrowings and credit lines.

Guarantees granted to some lending institutions to finance consolidated subsidiaries are not set out below.

Assets covered by commitments

The items presented below do not include the impact of the regulation on the transferability of the assets or the possibility of contractual restrictions in network asset sharing agreements.

At December 31, 2016, Orange has no material pledge on its subsidiaries’ securities.

(in millions of euros)	December 31, 2016	December 31, 2015	December 31, 2014
Assets held under finance leases	552	545	576
Non-current pledged or mortgaged assets (1)	121	259	3,004
Collateralized current assets	27	46	59
Securitized receivables (2)	-	-	1,049
Total	700	850	4,688

(1) Non-current pledged or mortgaged assets are shown excluding cash collateral deposits, which are presented in Note 11.7.
(2) See Note 4.3.

 Non-current pledged or mortgaged assets comprise the following assets given as guarantees:

December 31, 2016	Total in statement of financial position (a)	Amount of asset pledged or mortgaged (b)	Percentage (a)/(b)
(in millions of euros)
Intangibles assets, net (excluding goodwill)	14,602	107	1%
Property, plant and equipment, net	25,912	14	0%
Non-current financial assets	3,882	-	-
Other (1)	31,448	-	-
Total	75,844	121	0%

(1) This item includes net goodwill, interests in associates, assets available for sale and net deferred tax assets.
ORANGE / 2016 Consolidated financial statements - 96[Back to contents]

NOTE 15     Activities of Orange Bank

15.1     Financial assets and liabilities of Orange Bank

(in millions of euros)	Note	Statement of financial position related to Orange Bank activities (A)	Intercompany transactions with telecom activities (B)	Assets and liabilities of Orange Bank including operations with telecom activities (A) + (B)
Non-current loans and advances of Orange Bank	15.1.1	1,025	-	1,025
Non-current financial assets	15.1.2	1,523	-	1,523
Non-current derivatives, assets	15.1.4	12	-	12
Current loans and advances of Orange Bank	15.1.1	2,066	-	2,066
Current financial assets	15.1.2	246	-	246
Current derivatives, assets	15.1.4	-	-	-
Cash and cash equivalent		89	-	89

Non-current financial liabilities		-	27 (1)	27
Non-current derivatives, liabilities	15.1.4	67	-	67
Non-current debts related to Orange Bank operations	15.1.3	518	-	518
Current financial liabilities		143	-	143
Current derivatives, liabilities	15.1.4	-	-	-
Current debts related to Orange Bank operations	15.1.3	3,846	-	3,846
(1) Loan granted to Orange Bank by Orange SA.

Accounting policies

As the notion of current and non-current does not exist in bank accounting, classification of balance sheet items as current or non-current was done in consistency with the Group's accounts, depending on the management intention and on the nature of the asset or liability.

Thus, with regard to Orange Bank's financial assets, since investments are managed by portfolio, financial assets maturing in less than one year but that will be rolled over are classified as non-current.

15.1.1      Assets related to Orange Bank activities

Loans and advances of Orange Bank are composed of loans and advances to customers and credit institutions.

In the context of adapting the bank's accounts into the Group's financial statements, the following have been considered as loan and advances to customers: clearing accounts and other amounts due, as well as amounts related to securities transactions on behalf of customers.

December 31, 2016
Overdraft	1,084
Housing loans	719
Investment lending	264
Current accounts	70
Other	80
Total loans and advances to customers	2,217 (1)
o/w non-current	1,022
o/w current	1,195
Overnight deposits and loans	790
Loans and advances (2)	53
Other	31
Total loans and advances to credit institutions	874
o/w non-current	3
o/w current	871
Total loans and advances of Orange Bank	3,091
(1) As at December, 31 2016 a provision is recorded on loans and advances to customers for (36) million euros.
(2) Centralization at the Caisse des Dépôts et Consignation of a passbooks accounts and sustainable development passbook accounts.

Accounting policies (relating to Orange Bank)

Loans and receivables of Orange Bank

Assets related to Orange bank activities are classified in the IAS 39 category of "loans and receivables". They are initially recorded at fair value or its equivalent, which is, as a general rule, the net amount originally issued, and which should include the origination costs directly related to the transaction as well as the commissions received or paid, analyzed as an adjustment to the effective return on the loan.

The loans and receivables are subsequently valued at amortized cost, and interests, as well as transactions costs and commissions included in the initial value of the credits contributes to the net income for these transactions over the term of the credit, calculated on the basis of effective interest rate.

In accordance with IAS 39, loans and receivables are impaired when one or more evidences of depreciation have intervened after the recognition of these receivables. The receivables thus identified are then impaired on an individual basis or on a collective basis. Expected losses are accounted for as impairments, equal to the difference between the carrying amount of the loans (amortized cost) and the total of estimated future cash flows, discounted with the initial effective interest rate, or in the form of discounts for restructured loans due to default from customers.

Impairment is measured as the difference between the carrying value prior to impairment and the discounted value, at the initial rate of the receivable, of the components deemed to be recoverable (principal, interest, guarantees, etc.). The changes in the value of the loans impaired are recorded in the income statement under "Cost of risk" included in other operating expenses. When these changes in value are positive, reflecting a subsequent improvement, they are reversed in the income statement, within the same account.

The "Cost of risk" account dedicated to Orange Bank and part of the “other operating expenses”, corresponds to provisions and reversals related to banking risks (in particular, counterparty risks and operational risks).

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15.1.2       Orange Bank financial assets

	December 31, 2016
(in millions of euros)	Non-current	Current	Total
Assets held to maturity	709	4	713
Assets available for sale (1)	740	5	745
Financial assets at fair value (2)	74	237	311
Total	1,523	246	1,769
(1) Debt securities only.
(2) Investments at fair value classified as current for 237 million euros and cash collateral paid for 74 million euros.
(in millions of euros)	2016
Assets available for sale - opening balance	-
First integration of Orange Bank	1,018
Repayments and disposals, net	(268)
Change in fair value	(5)
Translation adjustment	-
Reclassifications and other items	-
Reclassification to assets held for sale	-
Assets available for sale - closing balance	745

(in millions of euros)	2016
Profit (loss) recognized in other comprehensive income during the period	(5)
Reclassification in net income during the period	-
Other comprehensive income related to Orange Bank	(5)

Accounting policies (relating to Orange Bank)

Assets available for sale

The assets available for sale include fixed income securities or variable income securities that do not fall within the definition of other categories of financial assets. They are recognized at fair value at inception and subsequently.

Temporary changes in value are recorded as "Gains (losses) on assets available for sale" within other comprehensive income.

The long term impairments associated with the assets available for sale are recorded under "Cost of risk" (within other operating expenses) when the assets are fixed rate securities, but they are recorded in "Net Gains (Loss) on financial assets available for sale" when the assets are floating-rate securities.

Assets held to maturity

This category includes fixed-rate securities that the bank intends to hold until their maturity. They must not be disposed of prior to maturity and they are accounted for at amortized cost.

Impairment is recognized on these securities as soon as there is an objective evidence of the existence of an event subsequent to the acquisition of the security that is likely to generate a measurable loss as a result of counterparty risk. Impairment is measured as the difference between the carrying value prior to impairment and the discounted value, with the initial rate, of the components deemed to be recoverable (principal, interest, guarantees, etc.). The changes in value thus impaired are recorded in the Income statement, under the "Cost of risk" account (within other operating expenses). When these changes in value are positive, reflecting a subsequent improvement, they are reversed in the income statement under "Cost of risk" within other operating expenses.

15.1.3      Debts related to Orange Bank operations

Debts related to Orange Bank operations are composed of payables to customers and debts with financial institutions.

(in millions of euros)	December 31, 2016
Current accounts	3,087
Passbooks and special savings accounts	672
Other	151
Total payables to customers	3,910
o/w non-current	64
o/w current	3,846
Term borrowings and advances	454
Total debts with financial institution	454
o/w non-current	454
o/w current	0
Total debts related to Orange Bank operations	4,364

15.1.4      Derivatives of Orange Bank

Hedging derivatives

Orange Bank derivatives designated as hedge under IFRS at year-end 2016 involved the following interest rate swaps that qualify as fair value hedges:

•  70 million euros of notional hedging a portion of housing loans portfolio. These swaps mature in 2018 (for 60 million euros notional) and in 2021 (for 10 million euros notional). Their fair value as at December 31, 2016 is (4) million euros.

•  210 million euros of notional hedging a portfolio of inflation-indexed fungible Treasury bonds (Obligation Assimilable du Trésor or OATi), with the same amount and the same maturity in 2023. The fair value of those swaps as at December 31, 2016 is (49) million euros.

The ineffective portion related to those hedging strategies recognized in 2016 income statement is not material.

Trading Derivatives

•  Orange Bank put into place a swap with a notional amount of 42 million euros maturing in 2019 to naturally hedge the issuance of a fixed-rate medium term negotiable bond (Bon à Moyen Terme Négociable, or BMTN). The hedging derivative reproduce the performance of the BMTN with a credit institution remunerated at a floating rate. The fair value of this derivative instrument at the end of 2016 is 12 million euros. The net effect of this hedging strategy on the 2016 income statement is not material.

•  Orange Bank put into place interest rate swaps, as an economic hedge (not designated as hedge under IFRS) of fungible Treasury bonds (Obligation Assimilable du Trésor or OAT) for a total notional total amount of 142 million euros, maturing from 2019 to 2023 and with a total fair value as at December 31, 2016 of (11) million euros. The net effect related to these derivatives instruments on the 2016 income statement is less than 4 million euros.

ORANGE / 2016 Consolidated financial statements - 98[Back to contents]

15.2     Information on market risk management with respect to Orange Bank operations

“Orange Bank" operating segment has its own risk management system, in accordance with the French banking regulation. In terms of banking regulation, Orange Bank is under the supervision of the French Prudential Supervision and Resolution Authority (Autorité de contrôle prudentiel et de resolution, acronym ACPR) and must at all times comply with capital requirements in order to withstand the risks associated with its activities.

Orange Bank's activities expose it to all of the risks defined by the order of November 3, 2014, relating to the internal control of companies in the sectors of banking, payment services and investment services subject to the control of the ACPR:

•  Credit Risk: risk of loss incurred in the event of default of a counter party or counter parties considered as the same beneficiary;

•  Market risk: risk of loss due to movements in market prices;

•  Operational risk: risk resulting from an inadequacy or a failure due to procedures, staff, IT systems or to outside events, including events that are unlikely to occur but that would imply a risk of material loss. Operational risk includes risks of internal and external fraud;

•  Interest rate risk: risk related to changes in interest rates on the on- balance sheet and off-balance sheet transactions, excluding, as applicable, transactions exposed to market risks.

•  Liquidity risk: risk that the company would not be able to meet its commitments or not be able to unwind or offset a position due to the market situation;

•  Inter-mediation risk on investment service providers: risk of default by a customer or a counterparty in the context of a financial instrument transaction in which the company provides a performance guarantee.

The size of the bank and its moderate risk profile led to a choice of standard methods regarding the application of Regulation No. 575/2013 of the European Parliament and Council on June 26, 2013.

Orange Bank does not intervene on complex products. For market operations, the strategy defines, on one hand, the limits implemented and controlled and, on the other hand, the quality of the authorized signatories. In addition, the Bank has defined and regularly tests its business continuity system. The Bank has also undertaken, as completely as possible, the identification and listing of its operational risks, for which it also follows occurrences.

Globally, risk management is an inherent part of the banking business. The risk policy of Orange Bank reflects the strategic development choices of its shareholders and their risk appetite. With regard to regulations, and in particular Titles IV and V of the Order of November 3, 2014, the Bank's Executive Committee has set, upon recommendation of the Risk Management Division, a risk policy in particular regarding customers and risks, modalities and rules for offering credits and for delegations of authority.

Risk management is carried out through the analysis and monitoring of risks through necessary reporting to several committees: the Credit Committee (management of counterparty risk), Risks and Audit Committee (management of operational risks), ALM Committee (management of market risk and liquidity risk) and the Executive Committee. They recommend policy adjustments in light of their consideration of whole of the Bank's risks and of changes in the economic and regulatory environment.

ORANGE / 2016 Consolidated financial statements - 99[Back to contents]

15.2.1      Remaining term to maturity

The following table details the remaining term of Orange Bank’s financial assets and liabilities, calculated on the base of the contractual maturity dates:

  • maturity-by-maturity for amortizable transactions;

  • for roll-over loans, since renewals cannot be presumed, the renewal dates are taken to be the final maturity date;

  • since derivatives are interest rate swaps, they are not subject to any exchange of notional and therefore are not distributed by maturity.

(in millions of euros)	Note	December 31, 2016	2017	2018	2019 to 2021	2022 and beyond
Loans and advances to customers	15.1.1	2,217	631	623	584	379
Loans and advances to credit institutions	15.1.1	874	871	-	-	3
Investments held to maturity	15.1.2	713	85	16	271	341
Assets available for sale	15.1.2	745	119	97	218	311
Investments at fair value	15.1.2	237	155	82	-	-
Other financial assets		86 (1)	74	-	-	-
Total financial assets		4,872	1,935	818	1,073	1,034
Payables to customers	15.1.3	3,910	3,910	-	-	-
Debts with credit institutions	15.1.3	454	-	-	433	20
Commercial papers		143	143	-	-	-
Other financial liabilities		94 (2)	-	-	-	27
Total financial liabilities		4,601	4,053	-	433	47
(1) Including the bank cash collateral paid for 74 million euros and derivatives assets for 12 million euros.
(2) Including derivatives liabilities for 67 million euros and loan from Orange Group to Orange Bank for 27 million euros.

15.2.2      Fair value of financial assets and liabilities of Orange Bank

			December 31, 2016
(in millions of euros)	Note	Classification under IAS 39 (1)	Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Loans and advances		L&R	3,091	3,091	-	3,091	-
Financial assets, excluding derivatives			1,769	1,713	1,251	389	74
Assets held to maturity		HTM	713	658	592	66	-
Assets available for sale		AFS	745	745	659	86	-
Investments at fair value		FVR	237	237	-	237	-
Other		L&R	74	74	-	-	74
Cash and cash equivalent			89	89	89	-	-
Trade payables		LAC	52	52	-	52	-
Debts related to Orange Bank operations		LAC	4,364	4,364	-	4,364	-
Financial liabilities, excluding derivatives		LAC	170	170	-	170	-
Derivatives, net amount(2)			55	55	-	-	55

(1) "HTM" stands for "held to maturity", "AFS " stands for "available for sale", "L&R" stands for "loans and receivables", "FVR" stands for "fair value through P&L", "LAC" stands for "liabilities at amortized costs".

(2) IAS 39 classification for derivatives instruments depends on their hedging designation.
ORANGE / 2016 Consolidated financial statements - 100[Back to contents]

15.3     Orange Bank's unrecognized contractual commitments

At December 31, 2016, Orange is not aware of having entered into any commitment involving Orange Bank, an entity controlled by the Group, that may have a material effect on its current or future financial position, other than the commitments described in this Note.

(in millions of euros)	2016
Property lease commitments	35
Guarantees granted to third parties	21
Financing commitments	562
Total	618

Assets covered by commitments

(in millions of euros)	2016
Assets given in guarantee (1)	1,365
Total	1,365

(1) Mainly financial assets given in guarantee by Orange Bank to financial institutions to cover bank borrowings for 1.3 billion of euros.

NOTE 16     Litigation

This note presents all of the significant disputes in which the Group is involved with the exception of liabilities relating to disputes between Orange and the tax or social administrations in relation to operational or income taxes or social contributions. These disputes are described, respectively, in Notes 9.2 and 6.2.

As at December 31, 2016, the provisions for risks recorded by the Group for all the disputes (except those presented in Notes 9.2 and 6.2) amounted to 537 million euros (versus 528 million euros at December 31, 2015 and 491 million euros at December 31, 2014). As a rule, Orange believes that any disclosure on a case-by-case basis could seriously harm the Group's position, but provides details of the provisions recorded by categories of litigation as reflected below. The balance and overall movements on provisions are presented in Note 5.7.

(in millions of euros)	Note	December 31, 2016	December 31, 2015	December 31, 2014
France Litigations (1)	16.1	301	299(2)	290
Spain Litigations	16.2	34	45	20
Poland Litigations	16.2	165	158	154
Other entities Litigations		37	26	27
Total		537	528	491

(1) Includes provisions affecting France, Enterprise and International Carriers & Shared Services.

(2) Does not include 350 million euros corresponding to the fine pronounced by the French Competition Authority on December 17th, 2015 in the litigation related to the B-to-B Market, which were reclassified on December 31st, 2015 as debt to be paid, and were paid on 2016.

A number of claims have been made against Orange by competitors for alleged anti-competitive behavior, for which the claimants generally seek a cease order and a sanction. If the claims are upheld, Orange may also be ordered to pay fines that in theory can reach up to 10% of the Group’s revenues. Competitors may also claim damages in civil or commercial proceedings for the harm they consider they have suffered because of these practices.

The proceedings that could significantly impact Orange’s financial position are described below.

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16.1     Litigation in France

Litigation related to competition law

Mobile services

•  In parallel with the judicial inquiry for which on December 17, 2015 a final verdict was reached by the French Competition Authority fining Orange 350 million euros for having implemented four anti-competitive practices in the B-to-B market and imposing injunctions to immediately restore competition in the market, SFR brought an action on June 18, 2015, for damages suffered because of Orange’s practices. After at first provisionally estimating its damages at 512 million euros, SFR raised its claim in April 2016 to 2.4 billion euros. This increase does not alter Orange's assessment of the risk in this dispute. Given the decision of December 17, 2015, the Group believes this claim represents a risk, provided that any right for SFR to be indemnified remains subject to SFR proving that it suffered actual damage as a result of the sanctioned practices. In the wake of this decision, Verizon and BT Group also brought actions against Orange before the Paris Commercial Court for damages. They claim 215 million euros and 150 million euros respectively. Verizon and BT Group have offered no justification for the size of these claims, in particular in view of their actual business activities in France.

•  On May 19, 2016, the Paris Court of Appeal upheld the scope of the practices addressed by the December 13, 2012 decision by the French Competition Authority, which had imposed a fine of 117 million euros against Orange SA and 66 million euros against SFR for having implemented, as part of their abundance offers launched in 2005, excessive price discrimination between calls made within their own networks and calls made to competitor networks, but reduced the fines by 20% on the grounds that the practice had never been previously identified by the Authority. The French Competition Authority reimbursed Orange 23 million euros in June 2016. Since the parameters sanctioning the practice were not called into question by the court of appeal, Orange filed an appeal with the French Supreme Court.

Following the decision of the French Competition Authority, in June 2013 Oméa Telecom (Virgin Mobile and Tele2 Mobile), Euro-Information Telecom (NRJ Mobile) and Outremer Telecom each brought an action against Orange before the Commercial Court of Paris for losses allegedly suffered because of the sanctioned practices. On November 3, 2016 the Commercial Court officially acknowledged the withdrawal of Oméa Telecom. Euro-Information Telecom and Outremer Telecom provisionally claim 39 million euros in total. Nevertheless, to date their claims remain completely unsupported by any demonstration of a causal link. Orange is thus not in a position to assess the risk relating to these procedures.

•  Concurrently to their complaints filed with the French Competition Council, regarding practices of Orange in the mobile and fixed-to-mobile markets in the French Caribbean and in French Guyana, for which Orange was definitively ordered to pay a fine of 60 million euros, Digicel and Outremer Telecom initiated before the Commercial Court of Paris respectively in March 2009 and October 2010, legal actions for alleged damages stemming from these practices, in an amount which Digicel assessed at 494 million euros and Outremer Telecom at 75 million euros. On March 16, 2015, the Paris Commercial Court ordered Orange to pay 8 million euros to Outremer Telecom. Orange paid this amount and appealed the decision. Given this decision, the Group believes Digicel’s claim represents a risk for which a judicial decision is now expected at the end of the first quarter of 2017.

Fixed-line services

•  In 2010, the Numericable group initiated proceedings before the Commercial Court of Paris and before the Court of Arbitration of the International Chamber of Commerce of Paris (ICC), aimed at compensating damage that would amount to nearly 3.1 billion euros, caused by an alleged de facto termination of the agreements signed with Orange at the time of the sale of its cable networks, for the use of Orange’s civil engineering installations. On February 25, 2013, the ICC definitively rejected all claims amounting to 542 million euros with respect to the 2004 use agreements; and on June 20, 2014, the Paris Court of Appeal upheld the judgment dismissing all Numericable’s claims amounting to 2,583 million euros with respect to the 1999 and 2001 use agreements. Furthermore, the Court acknowledged the abusive nature of Numericable’s action. However, on February 2, 2016, the French Supreme Court canceled the Court of Appeal’s decision for having considered that the ICC’s award in favor of Orange could be invoked against Numericable when the case submitted to the Court of Appeal involved different agreements. Numericable has filed with the Paris Court of Appeal, which is due to review the matter.

•  On February 3, 2010, SFR, then, on November 10, 2010, Verizon, summoned Orange SA to appear before the Paris Commercial Court demanding the reimbursement of alleged overpayments on interconnection services provided by Orange, the price of which allegedly did not reflect their cost. On June 18 and 25, 2013, the Paris Commercial Court dismissed their claims but ordered Orange to pay Verizon 500,000 euros with respect to services provided in 2008. Orange paid this amount in 2013. SFR and Verizon filed appeals against these decisions and claim respectively 49 million euros for interconnection services in 2006 and 2007 and 41 million euros for wholesale access or interconnection services from 2006 to 2008. On December 4, 2015, the Paris Court of Appeal dismissed all of SFR’s claims and confirmed the first instance court’s decision. On March 11, 2016, SFR filed an appeal before the French Supreme Court. The decision of the Court of Appeal in the Verizon trial is expected in the first quarter of 2017.

In June 2013, Colt, British Telecom France and Completel brought actions against Orange SA before the Paris Commercial Court on the same grounds as Verizon. The three operators’ claims provisionally amount to a total of 27 million euros, though that of Completel has still not been quantified. On October 27, 2015, the Court ruled on the Colt claims amounting to 14 million euros that Orange had breached its pricing obligations, and ordered Orange to pay Colt 2.4 million euros. Orange paid this amount and appealed the decision, which has already been contradicted by the Court of Appeal in the SFR case.

•  On April 24, 2012, SFR brought an action against Orange SA before the Commercial Court of Paris denouncing its retail offers for the secondary residences market and claiming 218 million euros for the loss allegedly suffered. On February 12, 2014, the Court held that Orange SA had abused its dominant position and ordered it to pay 51 million euros in damages to SFR. On October 8, 2014 the Paris Court of Appeal nullified this decision, ruling inter alia that SFR had not established the existence of a relevant market limited to secondary residences; but in a ruling of April 12, 2016 the French Supreme Court reversed the ruling of the Court of Appeal, on the grounds that the court had not sufficiently defined the markets. Following that decision, Orange had to pay 53 million euros to SFR pursuant to the first instance court's judgment. The Paris Court of Appeal is due to review the matter.

•  On June 30, 2016, Orange and Altitude Infrastructure settled the dispute between them concerning Orange's wholesale offers to operators in the market for the services leading to the reduction of zones in local communities not yet covered by a broadband network. Altitude Infrastructure consequently dropped its suit for damages in the Commercial Court of Paris and withdrew its complaint before the French Competition Authority. SFR, which had also filed with the French Competition Authority, withdrew its complaint as well.

•  In October 2014, Colt lodged a complaint with the French Competition Authority objecting to abusive pricing practices by Orange on the fixed-line B-to-B market in France. The French Competition Authority did not join this complaint with the SFR proceedings on which it ruled on December 17, 2015. In parallel, Colt brought an action against Orange SA before the Commercial Court of Paris on December 18, 2014 for damages allegedly suffered since 2007 without yet assessing their amount. The judicial investigation by the French Competition Authority has not yet occurred, and so Orange is not yet able to identify whatever risk there may be in connection with these proceedings.

ORANGE / 2016 Consolidated financial statements - 102[Back to contents]

Other proceedings

•  On June 27, 2012, the Paris Court of Appeal confirmed the rejection of all claims by Lectiel (and its lessee from 1998 to 2002, Groupadress) aiming at the recognition of a prejudice valued at a minimum of 376 million euros, then reassessed at 551 million euros, allegedly resulting from Orange’s refusal to deliver its directory database together with daily updates free of charge. The Court had to determine whether Orange’s anti-competitive practices, as established by final judgment before 1999, had caused a prejudice to Lectiel. The Court had held that the claimant could not demonstrate any prejudice as it had unlawfully downloaded Orange’s data during the full period in consideration. Nevertheless, on June 3, 2014, the French Supreme Court partially reversed the decision of the Paris Court of Appeal for the second time and again asked the latter to determine whether Orange’s anti-competitive practices had caused damages to Lectiel. Before the new Court of Appeal, Lectiel increased its claim to 4.7 billion euros without any justification. On May 27, 2015, the Paris Court of Appeal ruled that Orange’s practices constitute civil faults that give rise to compensation and appointed an expert with the limited mission of assessing the amount of damages possibly suffered by Lectiel on the sole market segment of direct marketing and during the period from 1991 to 1998 only. The expert’s mission is ongoing and should result in a decision from the Court of Appeal during the course of 2017. In addition, on July 27, 2015, Orange filed an appeal against the decision of May 27, 2015 with the French Supreme Court. Orange believes it does not incur a significant risk in connection with this procedure.

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16.2     Litigation in Europe

Spain

•  On December 20, 2012, following the conclusion of a sanction procedure against Telefonica, Vodafone and Orange Espagne, the Spanish Market and Competition Commission (CNMC) ordered the three operators to pay a fine of 120 million euros, including 30 million euros for Orange Espagne, for abuse of their dominant position in the call origination and termination market between 2000 and 2009 by setting abnormally high rates for text messaging. On May 24, 2013, Orange obtained a provisional stay of this decision and filed two appeals with the Spanish courts. On May 22, 2015, the Spanish Supreme Court rejected the appeal relating to the protection of Orange’s fundamental rights. Orange appealed this decision before the Constitutional Court. The outcome of this proceeding has no impact on the ordinary appeal proceeding, which is still pending before the Court of Appeal whose decision is now expected during the first half of 2017.

•  On March 11, 2014 at the conclusion of the judicial investigation of the complaint brought by British Telecom against the practices of Orange, Telefónica and Vodafone in the wholesale markets of the Spanish mobile phone segment, the CNMC considered that the MVNOs were able to replicate the retail offers of these operators and rejected the complaint. British Telecom lodged an appeal against the decision.

Poland

•  On December 17, 2015 the General Court of the European Union upheld in its entirety the decision of the European Commission of June 22, 2011 that imposed a fine of 128 million euros on Orange Polska for abusing its dominant position in the wholesale market for broadband internet access in Poland by employing practices intended to prevent effective access to the market by alternative operators. Orange Polska has filed an appeal with the Court of Justice of the European Union, whose ruling may be issued in 2017.

•  In 2011, the Polish Competition Authority (UOKiK) sanctioned the four major Polish mobile operators, including Orange Polska, for collusion to delay the development of new services in the mobile television market. This sanction was nullified by the Court for the protection of competition and consumers. UOKiK appealed and the decision of the Court of Appeal is expected in March 2017. On November 26, 2016 the company Magna Polonia brought suit jointly and severally against the operators in the Warsaw Commercial Court and claimed 618 million zlotys (140 million euros) for the damages it allegedly sustained due to these practices.

•  On March 18, 2013, the UOKiK opened an investigation on the country’s three main mobile operators, including Orange Polska, for abuse of a dominant position in relation with the retail rates imposed by these three operators on the calls made to the network of P4. UOKiK, which extended the time of its investigation, may render its decision in 2017. At this stage of the procedure, Orange is not in a position to assess the risks relating to this investigation. In addition, in 2015 P4 issued two claims for damages for a total amount of 574 million zlotys (130 million euros) against the three operators jointly, with the aim of indemnifying the loss allegedly suffered in relation to the contested pricing practices.

Romania

•  On February 15, 2011, pursuant to an investigation on the interconnection market (fixed-mobile call terminations) and on the rates of mobile prepaid services, the Romanian Competition Council imposed a fine of 35 million euros on Orange Romania for abuse of a dominant position in refusing to conclude an interconnection agreement with Netmaster. In summary proceedings, Orange Romania was granted suspension of the enforcement of the decision, and appealed the decision on the merits. In compliance with local rules and in view of the introduction of the appeal, 30% of the amount of the fine was deposited into an escrow account. On June 11, 2013, the Bucharest Court of Appeal upheld Orange Romania’s claims and canceled the fine imposed by the Competition Council; however, on June 3, 2014, the Romanian Supreme Court reversed the Court of Appeal’s decision for not having conducted a proper analysis of the facts characterizing an abuse of a dominant position. The case was remanded to the Bucharest Court of Appeal, which ordered that an expert’s report be obtained. The experts have not yet turned in their report, and the decision of the Court of Appeal is therefore still awaited.

•  On March 29, 2016 investigators from the Romanian Competition Council made an investigation at the headquarters of Orange Romania, which they suspected of discriminatory practices in the mobile payment and advertising markets. At this stage, Orange is not in a position to assess the risks relating to this investigation.

16.3     Litigation in the Middle East and Africa

•  In September 2008 and December 2009, the Egyptian Telecoms Regulatory Authority (NTRA), following a complaint filed by Telecom Egypt (TE), issued two decrees imposing interconnection rates different from those set in the bilateral agreements between TE and Orange Egypt. In June 2010, the administrative courts granted Orange Egypt a stay of execution of these decrees until the issuance of a decision on the merits of the case. However, on June 21, 2016, the Administrative Court of Cairo ruled that the decrees from NTRA were valid. In August 2016, Orange Egypt filed an appeal with the Administrative Court of the Egyptian State Council. This appeal is not suspensive.

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16.4     Litigation related to banking activities

•  Orange Bank is the object of two historic lawsuits whereby the plaintiffs claim in total about 350 million euros in financial damages that they allege to have suffered. As Orange Bank believes these claims to be without merit and is contesting them strongly, the Group has recognized no financial liability with the exception of a provision covering the bank's legal expenses for defense.

16.5     Other Group litigation

State aids

•  On November 30, 2016 the Court of Justice of the European Union (CJEU) rejected the appeal by the European Commission against the ruling of the General Court of the European Union (GCEU) of July 2, 2015, which upheld that the statements by the French government of December 4, 2002 to the effect that it was ready to move up its equity investment alongside the private shareholders in Orange SA through a shareholder loan, did not constitute State aid. The matter is definitively closed.

•  On October 26, 2016, the CJEU rejected the appeal against Orange of the CEU ruling of February 26, 2015 upholding the December 20, 2011 decision of the European Commission which held that the method of funding the retirement of French State employees seconded to Orange constituted State aid. This ruling creates no further impact on Orange since a new way of calculating the pension contributions was established by the French Finance Act of 2012, subsequent to the Commission’s decision. This matter is definitively closed.

Other than proceedings that may be initiated in respect of tax audits (see Note 9.2), there are no other administrative, legal or arbitration proceedings, including any proceedings that are pending, suspended or threatened, of which Orange is aware of, which may have or have had in the last 12 months a material impact on the Company’s and/or Group’s financial position or profitability.

NOTE 17     Subsequent events

None.

NOTE 18     Main consolidated entities

At December 31, 2016, the scope of consolidation includes 380 entities.

The main changes in the scope of consolidation for the year ended December 31, 2016 are set out in Note 3.

As regards subsidiaries with minority interests:

•  Orange Polska’s financial data are presented in segment information and its financial statements are published with the Warsaw Stock Exchange, Orange Polska being quoted;

•  financial statements for the Sonatel Group, Jordan Telecom Group, Orange Belgium and Orange Egypt for Telecommunications are respectively published with the Regional Stock Exchange (BRVM), Amman Stock Exchange, Brussels Stock Exchange and Cairo Stock Exchange, those companies being quoted;

•  the others subsidiaries are not significant compared to Orange’s financial data. Consequently, financial information is not presented for these subsidiaries in the notes to Orange’s consolidated financial statements.

In accordance with ANC recommendation 2016-01, the practical instructions for consulting the list of the companies included in the scope of consolidation, the companies left out of the scope of consolidation and the non-consolidated equity investments will be put into the Organization Chart section of the 2016 Registration Document.

ORANGE / 2016 Consolidated financial statements - 105[Back to contents]

The list of the principal operating entities shown below was primarily determined based on their contributions to the following financial indicators: revenue and reported EBITDA.

Company		Country
Orange SA	Parent company	France
Main consolidated entities
France segment	% Interest	Country
Orange SA - Business Unit France	100.00	France
Orange Caraïbe	100.00	France
Générale de Téléphone	100.00	France

Spain Segment	% Interest	Country
Orange Espagne	100.00	Spain

Poland Segment	% Interest	Country
Orange Polska and its subsidiaries	50.67	Poland

Belgium and Luxembourg Segment	% Interest	Country
Orange Belgium	52.91	Belgium
Orange Communications Luxembourg	52.91	Luxembourg

Central European Countries Segment	% Interest	Country
Orange Moldova	94.42	Moldova
Orange Romania	99.20	Romania
Orange Slovensko	100.00	Slovakia

Africa & Middle East Segment	% Interest	Country
Orange Cameroun	94.40	Cameroon
Orange Côte d'Ivoire	72.87	Côte d'Ivoire
Orange Egypt for Telecommunications and its subsidiaries	98.92	Egypt
Orange Guinée (1)	38.17	Guinea
Orange Bissau (1)	38.10	Guinea-Bissau
Jordan Telecom and its subsidiaries	51.00	Jordan
Orange Mali (1)	29.65	Mali
Médi Telecom	49.00	Morocco
Orange RDC	100.00	Democratic Republic of the Congo
Sonatel (1)	42.33	Senegal
Sonatel Mobiles (1)	42.33	Senegal

Enterprise Segment	% Interest	Country
Orange SA - Business Unit Entreprise	100.00	France
GlobeCast Holding and its subsidiaries	100.00	France
Network Related Services and its subsidiaries	100.00	France
Orange Business Services Participations and its subsidiaries	100.00	United Kingdom

International Carriers & Share Services Segment	% Interest	Country
Orange SA - Business Unit OI&SP	100.00	France
FT IMMO H and its subsidiaries	100.00	France
FT Marine and its subsidiaries	100.00	France
Orange Studio and its subsidiaries	100.00	France
OCS	66.67	France
Orange Brand Services Ltd	100.00	United Kingdom

Orange Bank Segment	% Interest	Country
Orange Bank	65.00	France

(1) Orange SA controls Sonatel and its subsidiaries, which are fully consolidated, under the terms of the shareholders’ agreement as supplemented by the Strategic Committee Charter dated July 13, 2005. Orange SA owns and controls 100% de FCR, which owns and controls 42.33% of Sonatel Group.

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NOTE 19     Fees paid to statutory auditors

As required by Decree no. 2008-1487 of December 30, 2008, the following table shows the amount of fees of the auditors of the parent company and their partner firms included in the consolidated income statement for the year for the fully consolidated subsidiaries.

	Audit and related services					Other services	Total
	Statutory audit fees, certification, auditing of the accounts		Services required by the law		Sub-total
(in millions of euros)		o/w issuer		o/w issuer
EY
2016	9.2	4.9	0.1	0.0	9.3	0.6	9.9
%	93%	49%	1%	0%	94%	6%	100%
KPMG
2016	9.2	5.4	0.5	0.2	9.7	0.1	9.8
%	94%	55%	5%	2%	99%	1%	100%

The services provided in 2016 by the statutory auditors were authorized pursuant to the following rules:

  • prior to the date that the European regulation on audit reform went into effect: rules adopted by the Audit Committee in 2003 and updated in October 2013,

  • since the date that the European regulation on audit reform went into effect: rules adopted by the Audit Committee in 2003 and updated in October 2016.

	Audit					Other services rendered by auditors' networks to fully-consolidated subsidiaries	Total
	Statutory audit fees, certification, auditing of the accounts		Ancillary assignments and services directly linked to the statutory auditors' mission		Sub-total
(in millions of euros)		o/w issuer		o/w issuer
EY
2015	9.3	4.9	0.5	0.1	9.8	0.5	10.3
%	91%	48%	5%	1%	95%	5%	100%
2014	14.2	7.3	0.3	0.1	14.5	0.4	14.9
%	95%	49%	2%	1%	97%	3%	100%
KPMG
2015	8.7	5.4	0.4	0.2	9.1	0.0	9.1
%	96%	59%	5%	2%	100%	0%	100%
Deloitte
2014	12.4	7.6	0.2	0.1	12.6	0.3	12.9
%	96%	59%	2%	1%	98%	2%	100%

The services provided by the statutory auditors in 2015 and 2014 were approved, in accordance with approval rules adopted by the Audit Committee in 2003 and updated in October 2013.

During the years 2016, 2015 and 2014, no tax services were rendered to the Group by the networks of the statutory auditors of the parent company.

ORANGE / 2016 Consolidated financial statements - 107[Back to contents]

Statutory auditors’ report on the consolidated financial statements

Year ended December 31, 2016

To the Shareholders,

In compliance with the assignment entrusted to us by your annual general meeting, we hereby report to you, for the year ended December 31, 2016, on:

•  the audit of the accompanying consolidated financial statements of Orange S.A.;

•  the justification of our assessments;

•  the specific verification required by law.

These consolidated financial statements have been approved by the board of directors. Our role is to express an opinion on these consolidated financial statements based on our audit.

I. Opinion on the financial statements

We conducted our audit in accordance with professional standards applicable in France; those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit involves performing procedures, using sampling techniques or other methods of selection, to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made, as well as the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets and liabilities and of the financial position of the group as at December 31, 2016 and of the results of its operations for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union.

II. Justification of our assessments

In accordance with the requirements of article L. 823-9 of the French commercial code (Code de commerce) relating to the justification of our assessments, we bring to your attention the following matters:

As described in note 1.4 to the consolidated financial statements, management of Orange S.A. makes assumptions and estimates that may affect several items recorded in the financial statements. This note also states that estimates made as at December 31, 2016 may subsequently be changed if the underlying circumstances evolve or in the light of new information or experience. In the context of our audit of the consolidated financial statements, we have considered that, among the accounts that are subject to significant accounting estimates for which our assessments may be explained, are those relating to goodwill, other intangible assets, deferred tax assets, provisions related to litigations and the presentation of Orange Bank’s activities in the consolidated financial statements.

We have notably:

•  with respect to goodwill and other intangible assets, assessed the data and the assumptions on which management’s estimates are based, and more specifically cash flow projections prepared by operational management, as described in note 7.3 to the consolidated financial statements. We have also reviewed the calculations made by Orange S.A. and the sensitivity of the main recoverable values presented in note 7.4 to the consolidated financial statements, compared accounting estimates made for prior periods with actual results, and reviewed management’s approval procedures for these estimates;

•  with respect to deferred tax assets recognized in respect of tax losses carried forward, verified that the recognition criteria were met and assessed the assumptions underlying the taxable income forecasts and the resulting consumption of tax losses carried forward. We have also ensured that note 9 to the consolidated financial statements provides an appropriate disclosure;

•  with respect to litigations, assessed the basis upon which Orange S.A.’s positions are based, including review of estimates for provisions accounted for. We have also reviewed the disclosures relating to risks and litigations in notes 9.2 and 16 to the consolidated financial statements and examined management’s approval procedures for these estimates;

•  with respect to the presentation of Orange Bank’s activities, assessed assumptions made by Orange S.A. to disclose the contributions of telecommunications and Orange Bank’s activities to the Orange group’s assets and liabilities, as described in note 1.7 to the consolidated financial statements. We have also reviewed the information disclosed in notes 12 and 15 to the consolidated financial statements.

These assessments were made as part of our audit of the consolidated financial statements taken as a whole, and therefore contributed to the opinion we formed which is expressed in the first part of this report.

III. Specific verification

As required by law, we have also verified, in accordance with professional standards applicable in France, the information presented in the group’s management report.

We have no matters to report as to its fair presentation and its consistency with the consolidated financial statements.

Paris-La Défense, February 23, 2017

The statutory auditors

French original signed by

KPMG SA	ERNST & YOUNG Audit
Marie Guillemot	Charles-Emmanuel Chosson
ORANGE

Date: February 23, 2017	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations